Private and Confidential

DATED     February 2007

NAVIOS MARITIME HOLDINGS INC.

as Borrower

COMMERZBANK AG and HSH NORDBANK AG

as Lenders

HSH NORDBANK AG

as Swap Bank, Joint-Arranger, Agent,

Account Bank and Security Trustee

and

COMMERZBANK AG

as Joint-Arranger

as Swap Bank

___________________________________

FACILITY AGREEMENT FOR A USD 280,000,000

TERM LOAN AND A USD 120,000,000

REDUCING REVOLVING CREDIT FACILITY

____________________________________

INCE & CO

47-49 Akti Miaouli

Piraeus 185 36

Athens, Greece

Tel: 210 429 2543

Fax: 210 429 3318

Index

Clause		Page

1	Purpose, Definitions, Construction & Majority Lenders	1
2	The Available Commitment and Cancellation	18
3	Interest and Interest Periods	21
4	Repayment and Prepayment	24
5	Fees and Expenses	28
6	Payments and Taxes; Accounts and Calculations	29
7	Representations and Warranties	32
8	Undertakings	37
9	Conditions	43
10	Events of Default	44
11	Indemnities	48
12	Unlawfulness and Increased Costs	49
13	Application of moneys, set off, pro-rata payments and miscellaneous	51
14	Accounts and Retentions	54
15	Assignment, transfer and lending office	56
16	Arrangers, Agent and Security Trustee	59
17	Notices and other matters	69
18	Governing law	71
19	Jurisdiction	71
Schedule 1 The Lenders and their Commitments		74
Schedule 2 Vessels		76
Schedule 3 Form of Drawdown Notice		78
Schedule 4 Conditions precedent		79

Schedule 5 Form of Transfer Certificate	85
Schedule 6 Form of Compliance Certificate	89
Schedule 7 Form of Trust Deed	90
Schedule 8 Indenture Excerpt	89
Execution Pages	92

THIS AGREEMENT dated	February 2007 is made BY and BETWEEN:
(1)	NAVIOS MARITIME HOLDINGS INC. as Borrower;
(2)	COMMERZBANK AG and HSH NORDBANK AG as Lenders;
(3)	HSH NORDBANK AG as Swap Bank, Joint-Arranger, Agent, Account Bank and Security Trustee; and
(4)	COMMERZBANK AG as Joint-Arranger and Swap Bank.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1	PURPOSE, DEFINITIONS, CONSTRUCTION & MAJORITY LENDERS
1.1	Purpose

This Agreement sets out the terms and conditions on which Commerzbank AG and HSH Nordbank AG agree to make available to the Borrower (a) a term loan in the sum of two hundred and eighty million Dollars (USD 280,000,000) for the purpose of (i) enabling the Borrower to refinance its existing indebtedness to HSH Nordbank AG and (ii) financing the purchase of “NAVIOS HYPERION” by Hyperion Enterprises Inc. and (b) a revolving credit facility of up to a hundred and twenty million Dollars (USD 120,000,000) for the purpose of enabling the Borrower to on-lend the same to Group Members to acquire vessels and/or to finance other investments and/or for general corporate and working capital purposes of the Borrower or any Group Member but in any case in an aggregate amount of no more than 80% of the aggregate Valuation Amounts.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

“Account Bank” means HSH Nordbank AG acting through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany or such other Lender as may be designated by the Agent as the Account Bank for the purposes of this Agreement;

“Advance” means a Loan Advance or a Revolving Advance;

“Agent” means HSH Nordbank AG acting through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany (or of such other address as may last have been notified to the other parties to this Agreement pursuant to clause 17.2.3) or such other person as may be appointed as agent by the Lenders pursuant to clause 16.13;

“Aggregate Loan Amount” means at any relevant time the aggregate of the Loan and the Revolving Loan;

“Applicable Margin” means, in relation to each Interest Period, the relevant one of the following as shall be notified to the Borrower by the Agent under Clause 3.5:

(a)	0.65% per annum while the Aggregate Loan Amount is less than 40% of the Security Value;

(b)	0.70% per annum while the Aggregate Loan Amount is equal to or more than 40% but less than 50% of the Security Value;
(c)	0.75% per annum while the Aggregate Loan Amount is equal to or more than 50% but less than 55% of the Security Value;
(d)	0.80% per annum while the Aggregate Loan Amount is equal to or more than 55% but less than 60% of the Security Value;
(e)	0.90% per annum while the Aggregate Loan Amount is equal to or more than 60% but less than 65% of the Security Value;
(f)	1.00% per annum while the Aggregate Loan Amount is equal to or more than 65% but less than 70% of the Security Value;
(g)	1.15% per annum while the Aggregate Loan Amount is equal to or more than 70% but less than 75% of the Security Value; and
(h)	1.25% per annum while the Aggregate Loan Amount is equal to or more than 75% of the Security Value;

“Approved Broker” means each of (i) H Clarkson & Co. Ltd. of St Magnus House, 3 Lower Thames Street, London EC3R 6HE, England, (ii) Arrow Research Ltd. of Harbour House, Chelsea Harbour, London SW10 0XE, England and (iii) Fearnleys AS of Grev Wedels Plass 9, P.O.Box 1158 Sentrum, Oslo N-0107 Norway or such other reputable, independent and first class firm of shipbrokers specialising in the valuation of vessels of the relevant type appointed by the Agent and agreed with the Borrower;

“Arrangers” means, together, HSH Nordbank AG acting through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany and Commerzbank AG acting through its office at Ness 7-9, 20457 Hamburg, Germany;

“Available Commitment” means, at any relevant time the aggregate of the Available Loan Commitment and the Available Revolving Commitment;

“Available Loan Commitment” means the lesser of (i) the total undrawn amount of the Loan Facility at any time and (ii) the amount which, when added to the Revolving Loan and the Loan at any relevant time, would equal 80% of the aggregate Valuation Amounts at that date;

“Available Revolving Commitment” means, at any relevant time, the lesser of (i) the total undrawn amount of the Revolving Facility and (ii) the amount which, when added to the Loan and the Revolving Loan, would equal 80% of the aggregate Valuation Amounts at that date;

“Banking Day” means a day on which dealings in deposits in USD are carried on in the London Interbank Eurocurrency Market and (other than Saturday or Sunday) on which banks are open for business in London, Athens, Hamburg and New York City (or any other relevant place of payment under clause 6);

“Banks” means, together, the Arrangers, the Agent, the Account Bank, the Security Trustee, the Lenders, the Swap Banks and any Transferee Lenders;

“Borrower” means Navios Maritime Holdings Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Break Costs” means the aggregate amount of all losses, premiums, penalties, costs and expenses whatsoever certified by the Agent at any time and from time to time as having been incurred by the Lenders or any of them in maintaining or funding their Loan Contributions and/or Revolving Contributions or in liquidating or re-employing fixed deposits acquired to maintain the same as a result of either:

(i)

any repayment or prepayment of the Loan or any part thereof otherwise than (i) in accordance with clause 4.1 or (ii) on an Interest Payment Date whether on a voluntary or involuntary basis or otherwise howsoever; or

(ii)	any repayment or prepayment of the Revolving Loan or any part thereof; or
(iii)	as a result of the Borrower failing or being incapable of drawing an Advance after a relevant Drawdown Notice has been given;

“Cash” means:

(a)	cash in hand legally and beneficially owned by any Group Member; and
(b)

cash deposits legally and beneficially owned by any Group Member and which are deposited with (i) any of the Banks, (ii) NOS (“NOS”) and/or LCH.Clearnet Limited (“LCH Ltd”) or (iii) any other bank or financial institution;

which in each case:

(i)

is free from any Encumbrance other than, in respect of any deposit with NOS and/or LCH Ltd any Encumbrance in respect thereof in favour of NOS and/or LCH Ltd or in respect of any deposit with a Lender, any Encumbrance given as security for the obligations of the Borrower under this Agreement; and

(ii)	is otherwise at the free and unrestricted disposal of the relevant Group Member by which it is owned;

“Certified Copy” means in relation to any document delivered or issued by or on behalf of any company, a copy of such document certified as a true, complete and up to date copy of the original by any of the directors or officers for the time being of such company or by such company’s attorneys or solicitors;

“Charter Assignment” means a specific assignment of any Existing Charter and of any Extended Employment Contract required to be executed hereunder by any Owner in favour of the Security Trustee (including any notices and/or acknowledgements and/or undertakings associated therewith) in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Classification” means, in relation to each Mortgaged Vessel, the highest class available for a vessel of her type with the relevant Classification Society;

“Classification Society” means, in relation to each Mortgaged Vessel, any IACS classification society which the Agent shall, at the request of the Borrower, have agreed in writing shall be treated as the classification society in relation to such Mortgaged Vessel for the purposes of the relevant Ship Security Documents;

“Commercial Manager” means Navimax Corporation, a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 or any other person appointed by an Owner, with the prior written consent of the Agent, as the commercial manager of the relevant Mortgaged Vessel

“Commitment” means, in respect of each Lender at any relevant time, the aggregate of its Revolving Commitments and Loan Commitments;

“Compliance Certificate” means a certificate substantially in the form set out in schedule 6 signed by the chief financial officer of the Borrower;

“Compulsory Acquisition” means, in respect of a Mortgaged Vessel, requisition for title or other compulsory acquisition including, if that ship is not released therefrom within the Relevant Period, capture, appropriation, forfeiture, seizure, detention, deprivation or confiscation howsoever for any reason (but excluding requisition for use or hire) by or on behalf of any Government Entity or other competent authority or by pirates, hijackers, terrorists or similar persons; “Relevant Period” means for the purposes of this definition of Compulsory Acquisition either (i) sixty (60) days or, (ii) if relevant underwriters confirm in writing (in terms satisfactory to the Majority Lenders) prior to the end of such sixty (60) day period that such capture, seizure, detention or confiscation will be fully covered by the relevant Owner’s war risks insurance if continuing for a further period exceeding ten (10) calendar months, the shorter of twelve (12) months and such period at the end of which cover is confirmed to attach;

“Contribution” means, at any relevant time the aggregate of the Revolving Contributions and the Loan Contributions;

“Credit Support Document” has in relation to the Master Agreement, the meaning given to that expression therein;

“Credit Support Provider” means any person defined as such in the Master Agreement;

“Default” means any Event of Default or any event or circumstance which with the giving of notice or lapse of time or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;

“Dollars” and “USD” mean the lawful currency of the USA and in respect of all payments to be made under any of the Security Documents means funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other US dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in US dollars);

“Drawdown Date” means, in relation to each Advance, any date being a Banking Day falling during the relevant Drawdown Period, on which the relevant Advance is, or is to be, made available;

“Drawdown Notice” means, in relation to each Advance, a notice substantially in the form of schedule 3;

“Drawdown Period” means, (a) in relation to each Revolving Advance, the period commencing on the Execution Date and ending on the earlier of (i) 30 September 2014 and (ii) any date on which the Available Revolving Commitment is finally cancelled under the terms of this Agreement and (b) in relation to each Loan Advance, the period commencing on the Execution Date and ending on the earlier of (i) 31 March 2007 and (ii) any date on which the Available Loan Commitment is finally cancelled or fully drawn under the terms of this Agreement;

“Earnings Account” means an interest bearing USD current account of the Technical Manager paying interest at a rate to be agreed between the Account Bank and the Technical Manager opened with the Account Bank and includes any sub-accounts thereof and any other account designated in writing by the Agent to be the Earnings Account for the purposes of this Agreement;

“Earnings Account Pledge” means a first priority charge required to be executed hereunder between the Technical Manager and the Lenders in respect of the Earnings Account in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Encumbrance” means any mortgage, charge, pledge, lien, hypothecation, assignment, title retention, preferential right, option, trust arrangement or security interest or other encumbrance, security or arrangement conferring howsoever a priority of payment in respect of any obligation of any person;

“Environmental Affiliate” means any agent or employee of the Borrower, the Technical Manager, the Commercial Manager, or any other Group Member or any other person having a contractual relationship with the Borrower, the Technical Manager, the Commercial Manager or any other Group Member in connection with any Relevant Ship or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from any Relevant Ship;

“Environmental Approval” means any consent, authorisation, licence or approval of any governmental or public body or authorities or courts applicable to any Relevant Ship or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from any Relevant Ship required under any Environmental Law;

“Environmental Claim” means (i) any claim by, or directive from, any applicable Government Entity alleging breach of, or non-compliance with, any Environmental Laws or Environmental Approvals or otherwise howsoever relating to or arising out of an Environmental Incident or (ii) any claim by any other third party howsoever relating to or arising out of an Environmental Incident (and, in each such case, “claim” shall include a claim for damages and/or direction for and/or enforcement relating to clean-up costs, removal, compliance, remedial action or otherwise) or (iii) any Proceedings arising from any of the foregoing;

“Environmental Incident” means, regardless of cause, (i) any actual or threatened discharge or release of Environmentally Sensitive Material from any Relevant Ship; (ii) any incident in which Environmentally Sensitive Material is discharged or released from a vessel other than a Relevant Ship which involves collision between a Relevant Ship and such other vessel or some other incident of navigation or operation, in either case, where the Relevant Ship, the Technical Manager and/or the relevant Owner and/or the relevant Group Member and/or the relevant Operator are actually, contingently or allegedly at fault or otherwise howsoever liable (in whole or in part) or (iii) any incident in which Environmentally Sensitive Material is discharged or released from a vessel other than a Relevant Ship and where such Relevant Ship is actually or potentially liable to be arrested as a result and/or where the Technical Manager and/or the relevant Owner and/or other Group Member and/or the relevant Operator are actually, contingently or allegedly at fault or otherwise howsoever liable;

“Environmental Laws” means all laws, regulations, conventions and agreements whatsoever relating to pollution, human or wildlife well-being or protection of the environment (including, without limitation, the United States Oil Pollution Act of 1990 and any comparable laws of the individual States of the USA);

“Environmentally Sensitive Material” means oil, oil products or any other products or substance which are polluting, toxic or hazardous or any substance the release of which into the environment is howsoever regulated, prohibited or penalised by or pursuant to any Environmental Law;

“Event of Default” means any of the events or circumstances listed in clause 10.1;

“Execution Date” means the date on which this Agreement has been executed by all the parties hereto;

“Existing Charters” means, together:

(i)	the time charterparty in respect of m.v. “NAVIOS STAR” dated 30th August, 2006 made between Deiulemar as charterer and the relevant Owner;
(ii)	the time charterparty in respect of m.v. “NAVIOS HORIZON” dated 11th May, 2006 made between Cosco Bulk Carrier Co. Ltd. as charterer and the relevant Owner;
(iii)	the time charterparty in respect of m.v. “NAVIOS LIBRA II” dated 30th August, 2006 made between Cargill International S.A. as charterer and the relevant Owner;
(iv)	the time charterparty in respect of m.v. “NAVIOS MAGELLAN” dated 14th February, 2006 made between EDF Trading Limited as charterer and the relevant Owner;
(v)	the time charterparty in respect of m.v. “NAVIOS MERCATOR” dated 8th August, 2006 made between Korea Line Corporation as charterer and the relevant Owner;
(vi)	the time charterparty in respect of m.v. “NAVIOS ACHILLES” dated 1st September, 2006 made between Thoresen Thai Agencies PCL Ltd. as charterer and the relevant Owner;

(vii)	the time charterparty in respect of m.v. “NAVIOS ALEGRIA” dated 28th July, 2006 made between Cargill International S.A. as charterer and the relevant Owner;
(viii)	the time charterparty in respect of m.v. “NAVIOS FELICITY” dated 29th November, 2002 made between Cosco Bulk Carrier as charterer and the relevant Owner;
(ix)	the time charterparty in respect of m.v. “NAVIOS GALAXY I” dated 13th December, 2004 made between Mitsui Osk Lines Ltd. as charterer and the relevant Owner;
(x)	the time charterparty in respect of m.v. “NAVIOS HIOS” dated 15th September, 2006 made between Korea Line Corporation as charterer and the relevant Owner;
(xi)	the time charterparty in respect of m.v. “NAVIOS GEMINI S” dated 8th August, 2006 made between Augustea Atlantica SrL Charterers of Naples as charterer and the relevant Owner; and
(xii)	the time charterparty in respect of m.v. “NAVIOS IONIAN” dated 24 January 2007 made between Mitsui O.S.K. Lines, Ltd. as charterer and the relevant Owner;

“Existing Loan Agreement” means a loan agreement dated 21 December 2005 made between HSH Nordbank AG as, inter alia, lender and the Borrower as borrower;

“Extended Employment Contract” means, in respect of a Mortgaged Vessel, any time charterparty, contract of affreightment or other contract of employment of such ship (including the entry of any Vessel in any pool) which has a tenor of not less than eleven (11) months (including any options to renew or extend such tenor);

“Facility Period” means the period starting on the date of this Agreement and ending on such date as all obligations whatsoever of all of the Security Parties under or pursuant to the Security Documents whensoever arising, actual or contingent, have been irrevocably paid, performed and/or complied with;

“Flag State” means in respect of each Greek Vessel, Greece, and in respect of each Panamanian Vessel, Panama;

“General Assignment” means, in respect of each Vessel, the deed of assignment of its earnings, insurances and requisition compensation executed or to be executed by the relevant Owner in favour of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Greek Vessel” means each of “NAVIOS ACHILLES”, “NAVIOS APOLLON”, “NAVIOS HERAKLES”, “NAVIOS HIOS”, “NAVIOS IONIAN” and “NAVIOS KYPROS”;

“Government Entity” means any national or local government body, tribunal, court or regulatory or other agency and any organisation of which such body, tribunal, court or agency is a part or to which it is subject;

“Group” means the Borrower and its subsidiaries;

“Group Member” means any member of the Group;

“Guarantee” means each unconditional, irrevocable and on demand guarantee of the obligations of the Borrower under this Agreement and the Master Agreements required to be executed by the Guarantors in favour of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Guarantors” means each of the following corporations, each of which is incorporated in the Marshall Islands, and has its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

(a)	Navios Corporation;
(b)	Navios International Inc.;
(c)	Navimax Corporation;
(d)	Navios Handybulk Inc.;
(e)	Anemos Maritime Holdings Inc.;
(f)	Navios ShipManagement Inc.;
(g)	Achilles Shipping Corporation;
(h)	Apollon Shipping Corporation;
(i)	Herakles Shipping Corporation;
(j)	Hios Shipping Corporation;
(k)	Ionian Shipping Corporation;
(l)	Kypros Shipping Corporation;
(m)	Meridian Shipping Enterprises Inc.;
(n)	Mercator Shipping Corporation;
(o)	Libra Shipping Enterprises Corporation;
(p)	Alegria Shipping Corporation;
(q)	Felicity Shipping Corporation;
(r)	Gemini Shipping Corporation;
(s)	Arc Shipping Corporation;
(t)	Galaxy Shipping Corporation;
(u)	Horizon Shipping Enterprises Corporation;
(v)	Magellan Shipping Corporation;
(w)	Star Maritime Enterprises Corporation;
(x)	Hyperion Enterprises Inc. (herein referred to as “Hyperion”);
(y)	Aegean Shipping Corporation;

and Hestia Shipping Ltd., a company incorporated in Malta, and having its registered office at 13/16 Vincenti Buildings, Strait Street, Valletta, Malta and any other company as may from time to time become a “Guarantor” under and pursuant to the terms of the Indenture (hereinafter, each a “New Guarantor”);

“Indebtedness” means any obligation howsoever arising (whether present or future, actual or contingent, secured or unsecured as principal, surety or otherwise) for the payment or repayment of money;

“Indenture” means the Indenture dated as of 18 December 2006 issued by the Borrower and the Guarantors for
 9 ½% Senior Notes due on 18 December 2014;

“Indenture Excerpt” means the excerpt from the Indenture set out in Schedule 8;

“Interest Payment Date” means the last day of an Interest Period and, if an Interest Period is longer than six (6) months, the date falling at the end of each successive period of six (6) months from the start of such Interest Period;

“Interest Period” means, in relation to an Advance, the Loan and the Revolving Loan, each period for the calculation of interest in respect of the Loan or the relevant Revolving Advance ascertained in accordance with clauses 3.2 and 3.3;

“ISM Code Documentation” means, in relation to a Mortgaged Vessel, the document of compliance (DOC) and safety management certificate (SMC) issued by a Classification Society pursuant to the ISM Code in relation to that Mortgaged Vessel within the periods specified by the ISM Code;

“ISM SMS” means the safety management system which is required to be developed, implemented and maintained under the ISM Code;

“ISPS Code” means the International Ship and Port Security Code of the International Maritime Organisation and includes any amendments or extensions thereto and any regulations issued pursuant thereto;

“ISSC” means an International Ship Security Certificate issued in respect of a Mortgaged Vessel pursuant to the ISPS Code;

“Lenders” means the banks listed in schedule 1 part 1 and Transferee Lenders;

“Lending Branch” means, in respect of each Lender, its office or branch at the address set out beneath its name in schedule 1 (or, in the case of a Transferee, in the Transfer Certificate to which it is a party as Transferee) or such other office or branch as any Lender shall from time to time select and notify through the Agent to the other parties to this Agreement;

“LIBOR” means, for a particular period, the rate equal to the offered quotation for deposits in USD in an amount comparable with the amount in relation to which LIBOR is to be determined for a period equal to, or as near as possible equal to, the relevant period which appears on Reuters Screen LIBOR01 at or about 11 a.m. on the second Banking Day before the first day of such period (and, for the purposes of this Agreement, “Reuters Screen LIBOR01” means the display designated as “LIBOR01” on the Reuters Service or such other page as may replace LIBOR01 on that service for the purpose of displaying rates comparable to that rate or on such other service as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying the British Bankers’ Association Interest Settlement Rates for USD);

“Loan” means the aggregate principal amount in respect of the Loan Facility owing to the Lenders under this Agreement at any relevant time;

“Loan Advance” means each of Loan Advance A and Loan Advance B and in the plural means both of them;

“Loan Advance A” means the principal amount of the Available Loan Commitment made available hereunder on the relevant Drawdown Date for the purpose of enabling the Borrower to refinance its obligations under the Existing Loan Agreement and, as the context permits, means the principal amount thereof outstanding from time to time;

“Loan Advance B” means the principal amount of the Available Loan Commitment made available hereunder on the relevant Drawdown Date for the purpose of enabling the Borrower to on-lend the same to enable Hyperion to finance its acquisition of “NAVIOS HYPERION” and, as the context permits, means the principal amount thereof outstanding from time to time;

“Loan Commitment” means in relation to each Lender, the sum set out opposite its name in schedule 1 part 1 or any replacement thereof, pursuant to the terms of any relevant Transfer Certificate as the amount which, subject to the terms of this Agreement, it is obliged to advance to the Borrower hereunder in respect of the Loan Facility, in each case as such amount may have been reduced and/or cancelled under this Agreement;

“Loan Contribution” means, at any relevant time, in relation to each Lender, the principal amount of the Loan owing to such Lender at such time;

“Loan Facility” means the loan facility provided by the Lenders on the terms and subject to the conditions of this Agreement in the amount of USD 280,000,000;

“Majority Lenders” means at any relevant time when there are two Lenders, both of them, and at any time when there are more than two Lenders, the Lenders whose Contributions exceed such percentage of the aggregate of the Revolving Loan and the Loan as the Lenders at that time shall in their discretion decide and notify to the Borrower;

“Management Agreements” means, in respect of each Vessel, the agreements between (i) the relevant Owner and the Technical Manager and (ii) the relevant Owner and the Commercial Manager, each in a form previously approved in writing by the Agent (acting on the instructions of the Majority Lenders);

“Manager’s Undertakings” means, collectively, the undertakings and (in respect of the Technical Manager’s undertakings) assignments required to be executed respectively hereunder by the Technical Manager and the Commercial Manager in favour of the Security Trustee in respect of each of the Mortgaged Vessels each in such form as the Agent and the Majority Lenders may require in their sole discretion (and “Managers’ Undertakings” means all of them);

“Master Agreements” means together (i) an ISDA Master Agreement dated 4 October 2005 made between the HSH and the Borrower and (ii) an ISDA Master Agreement made or to be made between Commerzbank and the Borrower;

“Master Agreement Security Deed” means, in relation to each Master Agreement, the security deed executed or (as the context may require) to be each executed by the Borrower in favour of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion and in the plural means both of them;

“Material Adverse Effect” means any event or occurrence which the Majority Lenders reasonably determine has had or could reasonably be expected to have a material adverse effect on (i) the Banks’ rights under, or the security provided by, any Security

Document, (ii) the ability of any Security Party or other member of the Group to perform or comply with any of its obligations under any Security Document or (iii) the value or nature of the property, assets, operations, liabilities or financial condition of any member of the Group;

“Maturity Date” means 31 October 2014;

“MII & MAP Policy” means a mortgagee’s interest and pollution risks insurance policy (including additional perils (pollution) cover) in respect of each Mortgaged Vessel to be effected by the Agent on or before the first Drawdown Date to cover the Mortgaged Vessels as the same may be renewed or replaced annually thereafter and maintained throughout the Facility Period through such brokers, with such underwriters and containing such coverage as may be acceptable to the Agent in its sole discretion, insuring a sum of at least one hundred and twenty per cent (120%) of the Aggregate Loan Amount in respect of Mortgagee’s Interest Insurance and one hundred and ten per cent (110%) of the Aggregate Loan Amount in respect of Additional Perils Cover;

“MOA” means the memorandum of agreement dated 26 October 2001 made in respect of “NAVIOS HYPERION” between Doun Kisen Co. Ltd. of Japan as original seller and Navios International Inc. as original buyer [as amended/novated];

“month” means a period beginning in one calendar month and ending in the next calendar month on the day numerically corresponding to the day of the calendar month on which it started, provided that (a) if the period started on the last Banking Day in a calendar month or if there is no such numerically corresponding day, it shall end on the last Banking Day in such next calendar month and (b) if such numerically corresponding day is not a Banking Day, the period shall end on the next following Banking Day in the same calendar month but if there is no such Banking Day it shall end on the preceding Banking Day and “months” and “monthly” shall be construed accordingly;

“Mortgage” means, in respect of each Greek Vessel, the first preferred Greek Ship mortgage thereof required to be executed by the Owner thereof in favour of the Lenders and in respect of each Panamanian Vessel, the first preferred Panamanian Ship mortgage thereof required to be executed hereunder by the Owner thereof in favour of the Security Trustee, each in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Mortgaged Vessel” means, at any relevant time, any Vessel which is at such time subject to a Mortgage and/or the Earnings, Insurances and Requisition Compensation (each such term as defined in the relevant Ship Security Documents) of which are subject to an Encumbrance pursuant to the relevant Ship Security Documents and a Vessel shall, for the purposes of this Agreement, be regarded as a Mortgaged Vessel as from whichever shall be the earlier of (a) the first Drawdown Date and (b) the date on which the Mortgage of that Vessel has been executed and registered in accordance with this Agreement until whichever shall be the earlier of (i) the payment in full of the amount required to be paid to the Agent pursuant to clause 4.3 or 4.4 following the Total Loss or sale respectively of such Vessel and (ii) the end of the Facility Period;

“Operator” means any person who is from time to time during the Facility Period concerned in the operation of a Relevant Ship and falls within the definition of “Company” set out in rule 1.1.2 of the ISM Code;

“Owner” means, in respect of each Vessel, the Guarantor which is stated in schedule 2 to be the owner thereof;

“Panamanian Vessel” means each of “NAVIOS ALEGRIA”, “NAVIOS ARC”, “NAVIOS FELICITY”, “NAVIOS GALAXY I”, “NAVIOS GEMINI S”, “NAVIOS HORIZON”, “NAVIOS HYPERION”, “NAVIOS LIBRA II” “NAVIOS MAGELLAN”, “NAVIOS MERCATOR”, “NAVIOS MERIDIAN” and “NAVIOS STAR”;

“Permitted Encumbrance” means any Encumbrance in favour of the Banks or any of them created pursuant to the Security Documents and Permitted Liens;

“Permitted Liens” means any lien on any Mortgaged Vessel for master’s, officer’s or crew’s wages outstanding in the ordinary course of trading, any lien for salvage and any ship repairer’s or outfitter’s possessory lien for a sum not (except with the prior written consent of the Agent) exceeding the Casualty Amount (as defined in the Ship Security Documents for such Mortgaged Vessel);

“Pertinent Jurisdiction” means any jurisdiction in which or where any Security Party is incorporated, resident, domiciled, has a permanent establishment or assets, carries on, or has a place of business or is otherwise howsoever effectively connected;

“Prepayment Ratio” means

(a)

in respect of the sale or Total Loss of a Mortgaged Vessel the Valuation Amount of such Mortgaged Vessel immediately prior to such sale or Total Loss divided by the Security Value immediately prior to such sale or Total Loss; or

(b)

if “NAVIOS HYPERION” fails to become a Mortgaged Vessel by the end of the Drawdown Period for Loan Advance B, (the “Relevant Date”), the Valuation Amount of “NAVIOS HYPERION” immediately prior to the Relevant Date (the “Hyperion Valuation Amount”) divided by the aggregate of the Security Value and the Hyperion Valuation Amount immediately prior to the Relevant Date

“Proceedings” means any litigation, arbitration, legal action or complaint or judicial, quasi-judicial or administrative proceedings whatsoever arising or instigated by anyone (private or governmental) in any court, tribunal, public office or other forum whatsoever and wheresoever (including, without limitation, any action for provisional or permanent attachment of any thing or for injunctive remedies or interim relief and any action instigated on an ex parte basis);

“Reduction Date” means any date on which the amount of the Revolving Facility is reduced under the provisions of Clause 2.8;

“Registry” means, in relation to each Vessel, the office of the registrar, commissioner or representative of the Flag State, who is duly empowered to register such Vessel, the relevant Owner’s title thereto and the relevant Mortgage under the laws and flag of the Flag State;

“Relevant Ship” means each of the Mortgaged Vessels and any other ship from time to time (whether before or after the date of this Agreement) owned, managed or crewed by, or chartered to, any Group Member;

“Repayment Date” means the date on which any instalment of the Loan is repayable under the provisions of clause 4.1.3;

“Required Authorisation” means any authorisation, consent, declaration, licence, permit, exemption, approval or other document, whether imposed by or arising in connection with any law, regulation, custom, contract, security or otherwise howsoever which must be obtained at any time from any person, Government Entity, central bank or other self-regulating or supra-national authority in order to enable the Borrower lawfully to borrow the loan or draw any Advance and/or to enable any Security Party lawfully and continuously to continue its corporate existence and/or perform all its obligations whatsoever whensoever arising and/or grant security under the relevant Security Documents and/or to ensure the continuous validity and enforceability thereof;

“Required Security Amount” means the amount in USD (as certified by the Agent) which is at any relevant time one hundred and twenty five per cent (125%) of the Aggregate Loan Amount;

“Retention Account” means an interest bearing USD current account of the Borrower paying interest at a rate to be agreed between the Account Bank and the Borrower opened with the Account Bank and includes any sub-accounts thereof and any other account designated in writing by the Agent to be the Retention Account for the purposes of this Agreement;

“Retention Account Pledge” means a first priority charge required to be executed hereunder between the Borrower and the Lenders in respect of the Retention Account in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Retention Amount” means, in relation to any Retention Date, such sum as shall be the aggregate of:

(i)

one-third (1/3rd) of the repayment instalment in respect of the Loan falling due for payment pursuant to clause 4.1.3 (as the same may have been reduced by any prepayment) on the next Repayment Date after the relevant Retention Date; and

(ii)

the applicable fraction (as hereinafter defined) of the aggregate amount of interest falling due for payment in respect of each part of the Loan during and at the end of each Interest Period current at the relevant Retention Date and, for this purpose, the expression “applicable fraction” in relation to each Interest Period shall mean a fraction having a numerator of one and a denominator equal to the number of Retention Dates falling within the relevant Interest Period;

“Retention Dates” means the date falling thirty (30) days after the Drawdown Date in respect of Loan Advance A and each of the dates falling at monthly intervals after such date and prior to the Maturity Date;

“Revolving Advance” means each borrowing of a proportion of the Available Revolving Commitment by the Borrower or (as the context may require) the principal amount of such borrowing;

“Revolving Commitment” means in relation to each Lender, the sum set out opposite its name in schedule 1 part 2 or any replacement thereof, pursuant to any relevant Transfer Certificate as the amount which, subject to the terms of this Agreement, it is obliged to advance to the Borrower hereunder in respect of the Revolving Facility, in each case as such amount may have been reduced (by Revolving Advances or otherwise), increased (by repayments and/or prepayments) and/or cancelled under this Agreement;

“Revolving Contribution” means, at any relevant time, in relation to each Lender, the principal amount of the Revolving Loan owing to such Lender at such time;

“Revolving Facility” means the revolving credit facility provided by the Lenders on the terms and subject to the conditions of this Agreement which shall not exceed USD 120,000,000 as such amount may be reduced in accordance with clause 2.8 and the other terms of this Agreement;

“Revolving Loan” means the aggregate principal amount of the Revolving Advances owing to the Lenders under this Agreement at any relevant time;

“Security Documents” means this Agreement, the Master Agreements, the Master Agreement Security Deeds, the Mortgages, the Guarantees, the General Assignments, the Charter Assignments, the Earnings Accounts Pledge, the Retention Account Pledge, the Managers’ Undertakings, (with effect from the date of execution pursuant to Clause 8.1.19) the Shares Pledges and any other documents as may have been or shall from time to time after the date of this Agreement be executed to guarantee and/or to govern and/or secure all or any part of the Loan, the Revolving Loan, interest thereon and other moneys from time to time owing by the Borrower pursuant to this Agreement and/or the Master Agreement (whether or not any such document also secures moneys from time to time owing pursuant to any other document or agreement);

“Security Party” means the Borrower, the Technical Manager, the Commercial Manager, the Guarantors, following execution of any Shares Pledge under Clause 8.1.19, the Shareholder or any other person who may at any time be a party to any of the Security Documents (other than the Banks);

“Security Trustee” means HSH Nordbank AG acting through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany (or of such other address as may last have been notified to the other parties to this Agreement pursuant to clause 17.2.3) or such other person as may be appointed as Security Trustee and trustee by the Lenders and the Agent pursuant to clause 16.14;

“Security Value” means the amount in USD (as certified by the Agent) which is, at any relevant time, the aggregate of (a) the Valuation Amounts of the Mortgaged Vessels as most recently determined in accordance with clause 8.2.2 and (b) the net realizable market value of any additional security for the time being actually provided to the Lenders pursuant to clause 8.2.1(b) or otherwise;

“Seller” means Mi-das Line S.A. of Panama;

“Shareholder” means, Anemos Maritime Holdings Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Shares Pledge” means the first priority pledge of the shares of and in each Owner required to be executed at any time under clause 8.1.19 by the Shareholder in favour of the Security Trustee and/or a Lender in such form as the Agent and the Majority Lenders may require in their sole discretion and in the plural means all of them;

“Ship Security Documents” means, in relation to each Mortgaged Vessel, the relevant Mortgage, the relevant General Assignment, any relevant Charter Assignment and the relevant Manager’s Undertaking;

“subsidiary” of a person means any company or entity directly or indirectly controlled by such person, and for this purpose “control” means either the ownership of more than fifty per cent (50%) of the voting share capital (or equivalent rights of ownership) of such company or entity or the power to direct its policies and management, whether by contract or otherwise;

“Swap Banks” means each of HSH Nordbank AG (in such capacity, “HSH”) acting through its head office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany and Commerzbank AG (in such capacity, “Commerzbank”) acting through its office at Kaiserstrasse 16, 60261 Frankfurt am Main, Germany;

“Taxes” includes all present and future income, corporation, capital or value-added taxes and all stamp and other taxes and levies, imposts, deductions, duties, charges and withholdings whatsoever together with interest thereon and penalties in respect thereto, if any, and charges, fees or other amounts made on or in respect thereof (and “Taxation” shall be construed accordingly);

“Technical Manager” means Navios ShipManagement Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 or any other person appointed by an Owner, with the prior written consent of the Agent, as the technical manager of the relevant Mortgaged Vessel;

“Total Commitment” means, at any relevant time, the aggregate of the Commitments of all the Lenders at such time (being the aggregate of the sums set out opposite their names in schedule 1);

“Total Loss” means, in relation to a Mortgaged Vessel:

(i)	actual, constructive, compromised or arranged total loss of such Mortgaged Vessel; or
(ii)	Compulsory Acquisition; or
(iii)

any hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of such Mortgaged Vessel not falling within the definition of Compulsory Acquisition by any Government Entity, or by persons allegedly acting or purporting to act on behalf of any Government Entity, unless such Mortgaged Vessel be released and restored to the relevant Owner within thirty (30) days after such incident;

“Transaction” means a Transaction as defined in the Master Agreement;

“Transfer Certificate” means a certificate in substantially the form set out in schedule 5;

“Transferee Lender” has the meaning ascribed thereto in clause 15.3;

“Transferor Lender” has the meaning ascribed thereto in clause 15.3;

“Trust Deed” means a trust deed in the form, or substantially in the form, set out in schedule 7;

“Trust Property” means (i) the security, powers, rights, titles, benefits and interests (both present and future) constituted by and conferred on the Banks or any of them under or pursuant to the Security Documents (including, without limitation, the benefit of all covenants, undertakings, representations, warranties and obligations given, made or undertaken to any Bank in the Security Documents), (ii) all moneys, property and other assets paid or transferred to or vested in any Bank (or anyone else on such Bank’s behalf) or received or recovered by any Bank (or anyone else on such Bank’s behalf) pursuant to, or in connection with, any of the Security Documents whether from any Security Party or any other person and (iii) all moneys, investments, property and other assets at any time representing or deriving from any of the foregoing, including all interest, income and other sums at any time received or receivable by any Bank (or anyone else on such Bank’s behalf) in respect of the same (or any part thereof);

“Underlying Documents” means, together, the Existing Charters, any Extended Employment Contracts and the Management Agreements;

“Unlawfulness” means any event or circumstance which either is or, as the case may be, might in the opinion of the Agent become the subject of a notification by the Agent to the Borrower under clause 12.1;

“USA” means the United States of America;

“Valuation Amount” means, in respect of each Mortgaged Vessel, the value thereof as most recently determined under clause 8.2.2; and

“Vessels” means the ships described in schedule 2.

1.3	Construction

In this Agreement, unless the context otherwise requires:

1.3.1	clause headings and the index are inserted for convenience of reference only and shall be ignored in the construction of this Agreement;
1.3.2

references to clauses and schedules are to be construed as references to clauses of, and schedules to, this Agreement and references to this Agreement include its schedules and any supplemental agreements executed pursuant hereto;

1.3.3

references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as duly amended and/or supplemented and/or novated;

1.3.4

references to a “regulation” include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any Government Entity, central bank or any self-regulatory or other supra-national authority;

1.3.5	references to any person in or party to this Agreement shall include reference to such person’s lawful successors and assigns and references to a Lender shall also include a Transferee Lender;
1.3.6	words importing the plural shall include the singular and vice versa;
1.3.7	references to a time of day are, unless otherwise stated, to Hamburg time;
1.3.8	references to a person shall be construed as references to an individual, firm, company, corporation or unincorporated body of persons or any Government Entity;
1.3.9

references to a “guarantee” include references to an indemnity or any other kind of assurance whatsoever (including, without limitation, any kind of negotiable instrument, bill or note) against financial loss or other liability including, without limitation, an obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and “guaranteed” shall be construed accordingly;

1.3.10

references to any statute or other legislative provision are to be construed as references to any such statute or other legislative provision as the same may be re enacted or modified or substituted by any subsequent statute or legislative provision (whether before or after the date hereof) and shall include any regulations, orders, instruments or other subordinate legislation issued or made under such statute or legislative provision;

1.3.11

a certificate by the Agent as to any amount due or calculation made or any matter whatsoever determined in connection with this Agreement shall be conclusive and binding on the Borrower except for manifest error;

1.3.12

if any document, term or other matter or thing is required to be approved, agreed or consented to by any of the Banks such approval, agreement or consent must be obtained in writing unless the contrary is stated;

1.3.13	time shall be of the essence in respect of all obligations whatsoever of the Borrower under this Agreement, howsoever and whensoever arising;
1.3.14	and the words “other” and “otherwise” shall not be construed eiusdem generis with any foregoing words where a wider construction is possible.
1.4	Accounting terms and references to currencies

Currencies are referred to in this Agreement by the three letter currency codes (ISO 4217) allocated to them by the International Organisation for Standardisation.

1.5	Contracts (Rights of Third Parties Act) 1999

Except for clause 19, no part of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

1.6	Majority Lenders

Where this Agreement or any other Security Document provides for any matter to be determined by reference to the opinion of the Majority Lenders or to be subject to the consent or request of the Majority Lenders or for any decision or action to be taken on the instructions in writing of the Majority Lenders, such opinion, consent, request or instructions shall (as between the Lenders) only be regarded as having been validly given or issued by the Majority Lenders if all the Lenders with a Commitment and/or Contribution shall have received prior notice of the matter on which such opinion, consent, request or instructions are required to be obtained and the relevant majority of such Lenders shall have given or issued such opinion, consent, request or instructions but so that (as between the Borrower and the Banks) the Borrower shall be entitled (and bound) to assume that such notice shall have been duly received by each relevant Lender and that the relevant majority shall have been obtained to constitute Majority Lenders whether or not this is in fact the case.

2	THE AVAILABLE COMMITMENT AND CANCELLATION
2.1	Agreement to lend

The Lenders, relying upon each of the representations and warranties in clause 7, agree to provide the Borrower upon and subject to the terms of this Agreement, the Loan and the Revolving Advances within, respectively, the Available Loan Commitment and the Available Revolving Commitment for the purposes of (i) repaying the loan under the Existing Loan Agreement and financing the acquisition of “NAVIOS HYPERION” and (ii) financing the acquisition of other ships and/or other investments by the Borrower or any Group Member and/or for the general corporate and working capital purposes of the Borrower and/or any Group Member. Subject to the terms of this Agreement, the obligations of the Lenders shall be to contribute:

(i)	to each Revolving Advance, the proportion of the relevant Revolving Advance which their respective Revolving Commitments bear to the aggregate Revolving Commitments on any relevant Drawdown Date; and
(ii)	to each Loan Advance, the proportion of the relevant Loan Advance which their respective Loan Commitments bear to the aggregate Loan Commitments on any relevant Drawdown Date.
2.2	Obligations several

The obligations of the Lenders under this Agreement are several according to their respective Commitments and/or Contributions. The failure of any Lender to perform such obligations shall not relieve any other party to this Agreement of any of its respective obligations or liabilities under this Agreement nor shall any Bank be responsible for the obligations of any other Bank (except for its own obligations, if any, as a Lender) under this Agreement.

2.3	Interests several

Notwithstanding any other term of this Agreement (but without prejudice to the provisions of this Agreement relating to or requiring action by the Majority Lenders) the interests of the Banks are several and the amount due to any Bank is a separate and independent debt. Each Bank shall have the right to protect and enforce its rights arising out of this Agreement and it shall not be necessary for any other Bank to be joined as an additional party in any Proceedings for this purpose.

2.4	Drawdown
2.4.1

Subject to the terms and conditions of this Agreement, each Loan Advance shall be made available to the Borrower following receipt by the Agent from the Borrower of a Drawdown Notice not later than 10:00 a.m. on the fourth Banking Day before the date, which shall be a Banking Day falling within the Drawdown Period, on which the Borrower proposes such Loan Advance is made available.

2.4.2

Subject to the terms and conditions of this Agreement, each Revolving Advance shall be made available to the Borrower following receipt by the Agent from the Borrower of a Drawdown Notice not later than 10:00 a.m. on the fourth Banking Day before the date, which shall be a Banking Day falling within the Drawdown Period, on which the Borrower proposes such Revolving Advance is made.

2.4.3	A Drawdown Notice shall be effective on actual receipt by the Agent and, once given, shall, subject as provided in clause 3.6, be irrevocable.
2.5	Limitation and application of Loan Advances
2.5.1	The amount of the Loan shall not exceed the amount of the Loan Facility.
2.5.2	The Loan shall be made available by the advance of the Loan Advance A and the Loan Advance B, each in the amounts referred to in clause 1.2.
2.5.3	Each Loan Advance shall be paid forthwith upon drawdown to such account or accounts as the Borrower shall stipulate in the relevant Drawdown Notice.
2.6	Limitation and application of Revolving Advances
2.6.1	The amount of the Revolving Loan shall not exceed the amount of the Revolving Facility.
2.6.2	The amount of any Revolving Advance must not be less than five million Dollars (USD

5,000,000) or more than the Available Revolving Commitment.

2.6.3	No more than three Revolving Advances shall be outstanding at any one time.
2.6.4	Each Revolving Advance shall be paid forthwith upon drawdown to such account or accounts as the Borrower shall stipulate on the relevant Drawdown Notice
2.7	Availability

Upon receipt of a Drawdown Notice complying with the terms of this Agreement, the Agent shall promptly notify each Lender and each Lender shall make available to the Agent its portion of the relevant Advance for payment by the Agent in accordance with clause 6.2. The Borrower acknowledges that payment of any Advance to the account referred to in Clause 2.5.3 or 2.6.4 shall satisfy the obligation of the Lenders to lend that Advance to the Borrower under this Agreement.

2.8	Reduction of Revolving Facility

Subject to the terms of this Agreement, the Revolving Facility shall be reduced:

(i)	by $4,250,000 on 30th April 2007 and on each of the subsequent twenty three (23) dates falling at three-monthly intervals thereafter;
(ii)	by $1,125,000 on 30th April 2013 and on each of the subsequent six (6) dates falling at three-monthly intervals thereafter; and
(iii)	to zero on the Maturity Date

and the Revolving Commitment of each Lender shall reduce pro rata on each Reduction Date.

2.9	Deferral Option

If on any of the first four Reduction Dates the Aggregate Loan Amount is less than 65% of the Security Value (to be calculated in accordance with Clause 8.2.2, but if the relevant Reduction Date falls during an Interest Period in respect of the Loan of more than 3 months, using valuations delivered to the Agent no more than 10 Banking Days nor less than 5 Banking Days before the relevant Reduction Date, obtained no more than three months before delivery to the Agent) then the Borrower may, defer the reduction of the Revolving Facility due on that date by giving to the Agent at least four (4) Banking Days’ prior written notice, following which the reduction of the Revolving Facility due to be made on that Reduction Date shall be deferred and the reductions due to be made on the 5th to 16th Reduction Dates (inclusive) shall be increased pro rata by amounts equal, in aggregate, to the amount of such deferred reduction.

2.10	Voluntary cancellation of Revolving Facility

The Borrower may at any time during the Facility Period by notice to the Agent (effective only on actual receipt) cancel with effect from a date not less than fifteen (15) days after the receipt by the Agent of such notice the whole or any part (being five million Dollars (USD 5,000,000) or any larger sum which is an integral multiple of five million Dollars (USD 5,000,000) of the Revolving Facility. Any such notice of cancellation, once given, shall be irrevocable and the Revolving Facility shall be reduced accordingly.

2.11	Cancellation in changed circumstances

The Borrower may also at any time during the Facility Period by notice to the Agent (effective only on actual receipt) prepay and cancel with effect from a date not less than fifteen (15) days after receipt by the Agent of such notice, the whole but not part only, but without prejudice to the Borrower’s obligations under clauses 6.6 and 12, of the Contribution and Commitment (if any) of any Lender to which the Borrower shall have become obliged to pay additional amounts under clause 12 or clause 6.6. Upon any notice of such prepayment and cancellation being given, the Commitment of the relevant Lender shall be reduced to zero, the Borrower shall be obliged to prepay the Contribution of such Lender and such Lender’s related costs (including but not limited to Break Costs) on such date and such Lender shall be under no obligation to participate in the Loan or any further Advances.

2.12	Consequence of reduction or cancellation of Revolving Facility

Whenever under the terms of this Agreement the Revolving Facility is reduced and/or any part thereof is cancelled the Revolving Commitment of each Lender shall be reduced by the same proportion of the amount of such reduction or cancellation as its Revolving Commitment bears to the Available Revolving Commitment immediately prior to such reduction and the reductions to be made on the Reduction Dates thereafter pursuant to Clause 2.8 shall be reduced pro rata by an amount equal, in aggregate, to the amount of such reduction or cancellation.

2.13	Use of proceeds

Without prejudice to the Borrower’s obligations under clause 8.1.4, no Bank shall have any responsibility for the application of the proceeds of any Advance or any part thereof by the Borrower.

3	INTEREST AND INTEREST PERIODS
3.1	Normal interest rate

The Borrower must pay interest on each Advance, the Loan and the Revolving Loan in respect of each Interest Period relating thereto on each Interest Payment Date at the rate per annum determined by the Agent to be the aggregate of (a) the Applicable Margin and (b) LIBOR.

3.2	Selection of Interest Periods

Subject to clause 3.3, the Borrower may by notice received by the Agent not later than 10:00 a.m. on the fourth Banking Day before the beginning of each Interest Period specify whether such Interest Period shall have a duration of three (3) months or six (6) months or such other period as the Borrower may select and the Agent (acting on the instructions of the Lenders) may agree.

3.3	Determination of Interest Periods

Subject to Clause 3.3.1 every Interest Period shall be of the duration specified by the Borrower pursuant to clause 3.2 but so that:

3.3.1

the first Interest Period in respect of each Advance shall start on the date such Advance is drawn and shall terminate on, (i) in relation to Loan Advance A, the first Repayment Date, (ii) in relation to Loan Advance B simultaneously with the Interest Period in respect of Loan Advance A which is current on the Drawdown Date in respect of Loan Advance B (from which date Loan Advance A and Loan Advance B shall be consolidated and be treated as a single Advance), (iii) in relation to the first Revolving Advance, the date specified by the Borrower and (iv) in respect of any subsequent Revolving Advance, simultaneously with the Interest Period which is current in respect of the Revolving Loan as at the Drawdown Date in respect of the relevant Revolving Advance (from which date such Revolving Advance shall be consolidated with the rest of the Revolving Loan, which shall be treated as a single Advance for the purposes hereof)

and each subsequent Interest Period shall start on the last day of the previous Interest Period for such Revolving Advance or, as the case may be, the Loan;

3.3.2

if any Interest Period in respect of the Loan would otherwise overrun a relevant Repayment Date, then the Loan shall be divided into parts so that there is one part in the amount of the repayment instalment due on such Repayment Date and having an Interest Period ending on the relevant Repayment Date and another part in the amount of the balance of the Loan having an Interest Period ascertained in accordance with clause 3.2 and the other provisions of this clause 3.3;

3.3.3

if any Interest Period in respect of the Revolving Loan would otherwise overrun a relevant Reduction Date, then the Revolving Loan shall be divided into parts so that there is one part in the amount which is to be repaid to the Lenders on such Reduction Date and having an Interest Period ending on the relevant Reduction Date and another part in the amount of the balance of the Revolving Loan having an Interest Period ascertained in accordance with clause 3.2 and the other provisions of this clause 3.3;

3.3.4

if the Borrower fails to specify the duration of an Interest Period in accordance with the provisions of clause 3.2 and this clause 3.3, such Interest Period shall have a duration of three (3) months or such other period as shall comply with this clause 3.3.

3.4	Default interest

If the Borrower fails to pay any sum (including, without limitation, any sum payable pursuant to this clause 3.4) on its due date for payment under any of the Security Documents, the Borrower must pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgment) at a rate determined by the Agent pursuant to this clause 3.4. The period starting on such due date and ending on such date of payment shall be divided into successive periods of not more than three (3) months as selected by the Agent each of which (other than the first, which shall start on such due date) shall start on the last day of the preceding such period. The rate of interest applicable to each such period shall be the aggregate (as determined by the Agent) of (a) two per cent (2%) per annum, (b) the Applicable Margin and (c) LIBOR for such periods. Such interest shall be due and payable on demand, or, if no demand is made, then on the last day of each such period as determined by the Agent and on the day on which all amounts in respect of which interest is being paid under this Clause are paid, and each such day shall, for the purposes of this Agreement, be treated as an Interest Payment Date, provided that if such unpaid sum is an amount of principal which became due and payable by reason of a declaration by the Agent under clause 10.2.2 or a prepayment pursuant to clauses 4.3, 4.4, 8.2.1(a) or 12.1, on a date other than an Interest Payment Date relating thereto, the first such period selected by the Agent shall be of a duration equal to the period between the due date of such principal sum and such Interest Payment Date and interest shall be payable on such principal sum during such period at a rate of two per cent (2%) above the rate applicable thereto immediately before it shall have become so due and payable. If, for the reasons specified in clause 3.6.1, the Agent is unable to determine a rate in accordance with the foregoing provisions of this clause 3.4, each Lender shall promptly notify the Agent of the cost of funds to such Lender and interest on any sum not paid on its due date for payment shall be calculated at a rate determined by the Agent to be two per cent (2%) per annum above the aggregate of the Applicable Margin and the arithmetic mean of the cost of funds to the Lenders compounded at such intervals as the Agent selects.

3.5	Calculation of Applicable Margin and Notification of Interest Periods and interest rate

The Agent shall:

(i)	on each Drawdown Date calculate the Applicable Margin for the Interest Period in respect of the Advance to be drawn down on that Drawdown Date, and
(ii)	at least 5 Banking Days before the last day of each Interest Period calculate the Applicable Margin for the following Interest Period in respect of the Loan or, as the case may be, the Revolving Loan which Applicable Margin shall apply for the whole of such Interest Period,

and the Agent shall make such calculations by reference to valuations (of no older than 3 months) obtained under or in accordance with Clause 8.2.2(a) before such Drawdown Date or, as the case may be, Interest Period, and the Agent agrees to notify (i) the Lenders promptly of the duration of each Interest Period and (ii) the Borrower and the Lenders promptly of each rate of interest determined by it under this clause 3.5.

3.6	Market disruption; non-availability
3.6.1	Whenever, at any time prior to the commencement of any Interest Period:
(i)	the Agent shall have determined that adequate and fair means do not exist for ascertaining LIBOR during such Interest Period; or
(ii)

the Agent shall have received notification from a Lender or Lenders that deposits in USD are not available to such Lender or Lenders in the London InterBank Market in the ordinary course of business to fund their Contributions to the Loan or the Revolving Facility for such Interest Period the Agent must promptly give notice (a “Determination Notice”) thereof to the Borrower and to each of the Lenders. A Determination Notice shall contain particulars of the relevant circumstances giving rise to its issue. After the giving of any Determination Notice, regardless of any other provision of this Agreement, the Available Commitment shall not be borrowed until notice to the contrary is given to the Borrower by the Agent.

3.6.2

Within ten (10) days of any Determination Notice being given by the Agent under clause 3.6.1, each Lender must certify an alternative basis (the “Alternative Basis”) for maintaining its Contribution to the relevant one of the Loan and/or the relevant Revolving Advances. The Alternative Basis may at the relevant Lender’s sole discretion include (without limitation) alternative interest periods, alternative currencies or alternative rates of interest but shall include an Applicable Margin above the cost of funds to such Lender. The Agent shall calculate the arithmetic mean of the Alternative Bases provided by the relevant Lenders (the “Substitute Basis”) and certify the same to the Borrower and the Lenders. The Substitute Basis so certified shall be binding upon the Borrower, and shall take effect in accordance with its terms from the date specified in the Determination Notice until such time as the Agent notifies the Borrower that none of the circumstances specified in clause 3.6.1 continues to exist whereupon the normal interest rate fixing provisions of this Agreement shall again apply and, subject to the other provisions of this Agreement, the Available Commitment may again be borrowed.

3.7	Interest Rate Swaps

If the Borrower wishes to enter into any interest hedging arrangements in respect of its obligations under this Agreement, it shall request HSH to offer competitive terms and conditions therefor, and if HSH does so the Borrower shall enter into such hedging arrangements with HSH under and in accordance with the Master Agreement made with HSH or, if HSH is unable to offer such competitive terms and conditions, then the Borrower shall request Commerzbank to offer competitive terms and conditions therefor, and if Commerzbank does so, the Borrower shall enter into hedging arrangements with Commerzbank under and in accordance with the Master Agreement made with it provided however that if Commerzbank is unable to offer such competitive terms, the Borrower shall be entitled to effect such interest hedging arrangements with any other bank which offers such competitive terms.

4	REPAYMENT AND PREPAYMENT
4.1	Repayment
4.1.1	If at any time the amount of the Revolving Loan exceeds the amount of the Revolving Facility then the Borrower shall forthwith prepay the amount of such excess.
4.1.2	Subject as otherwise provided in this Agreement, amounts repaid or prepaid in respect of the Revolving Loan (but not the Loan) pursuant to this Agreement may be reborrowed.
4.1.3

Subject to any obligation to pay earlier under this Agreement, the Borrower must repay the Loan by 32 three-monthly instalments, the first 24 in the amount of USD 2,750,000 each, the subsequent 7 in the amount of USD 5,875,000 each and the 32nd and final instalment in the amount of USD 172,875,000 the first such instalment falling due on 30 April 2007, and subsequent instalments falling due at three-monthly intervals thereafter, with the final instalment falling due on the Maturity Date provided that if less than the aggregate of the Loan Commitments is drawn down, then each such repayment instalment shall be reduced pro rata.

4.1.4

The Borrower shall on the Maturity Date also pay to the Agent and the Lenders all other amounts in respect of interest or otherwise then due and payable under this Agreement and the Security Documents.

4.2	Voluntary prepayment

Subject to clauses 4.3, 4.4, 4..5, 4.6, 4.7 and 4.8 the Borrower may, subject to having given 15 days’ prior notice thereof to the Agent, prepay any specified amount (such part being in an amount of one million Dollars (USD 1,000,000) or any larger sum which is an integral multiple of such amount) of the Revolving Loan and/or the Loan on any relevant Interest Payment Date without premium or penalty.

4.3	Mandatory Prepayment/Reduction on Total Loss

On the date falling ninety (90) days after that on which a Mortgaged Vessel became a Total Loss or, if earlier, on the date upon which the relevant insurance proceeds are, or Requisition Compensation (as defined in the Mortgage for such Vessel) is, received by the Owner thereof (or the Security Trustee or any other Bank pursuant to the Security Documents):

(a)	the Borrower must prepay the Loan by an amount equal to the amount of the Loan on the date on which such prepayment is required to be made multiplied by the Prepayment Ratio; and
(b)

the Revolving Facility shall be reduced by an amount equal to the Revolving Facility on the date on which such reduction is to be made multiplied by the Prepayment Ratio, and if the Revolving Loan thereafter exceeds such reduced amount of the Revolving Facility, then the Borrower shall forthwith prepay the amount of such excess.

4.3.1	Interpretation

For the purpose of this Agreement, a Total Loss shall be deemed to have occurred:

(i)	in the case of an actual total loss of a Vessel, on the actual date and at the time such Vessel was lost or, if such date is not known, on the date on which such Vessel was last reported;
(ii)

in the case of a constructive total loss of a Vessel, upon the date and at the time notice of abandonment of the ship is given to the then insurers of such Vessel (provided a claim for total loss is admitted by such insurers) or, if such insurers do not immediately admit such a claim, at the date and at the time at which either a total loss is subsequently admitted by such insurers or a total loss is subsequently adjudged by a competent court of law or arbitration tribunal to have occurred;

(iii)

in the case of a compromised or arranged total loss of a Vessel, on the date upon which a binding agreement as to such compromised or arranged total loss has been entered into by the then insurers of such Vessel;

(iv)	in the case of Compulsory Acquisition, on the date upon which the relevant requisition of title or other compulsory acquisition occurs; and
(v)

in the case of hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of a Vessel (other than within the definition of Compulsory Acquisition) by any Government Entity, or by persons allegedly acting or purporting to act on behalf of any Government Entity, which deprives an Owner of the use of such Vessel for more than thirty (30) days, upon the expiry of the period of thirty (30) days after the date upon which the relevant incident occurred.

4.4	Mandatory prepayment/Reduction on sale of Mortgaged Vessel

On the date of completion of the sale of any Mortgaged Vessel:

(a)	the Borrower must prepay the Loan by an amount equal to the amount of the Loan on the date on which such prepayment is required to be made multiplied by the Prepayment Ratio; and
(b)

the Revolving Facility shall be reduced by an amount equal to the Revolving Facility on the date on which such reduction is to be made multiplied by the Prepayment Ratio, and, if the Revolving Loan thereafter exceeds such reduced amount of the Revolving Facility, then the Borrower shall forthwith prepay the amount of such excess.

4.5	Substitute Vessel
4.5.1	(a)

Upon the sale or Total Loss of a Mortgaged Vessel (the “Original Vessel”) the Borrower shall have an option, to be exercised in writing at any time before payment becomes due (the “Due Date”) under the relevant one of Clauses 4.3 and 4.4, to nominate to the Lenders an alternative ship or ships as security for the obligations of the Borrower under this Agreement and the Master Agreements.

(b)

The Lenders, in their absolute discretion, may accept one or more of such nominated ships (the “Substitute Vessel(s)”) as security, and the Borrower shall then in lieu of making payment of the amount due on the Due Date (the “Original Amount”) provide the documents, evidence and payment referred to in Clause 4.5.2 on or before the Due Date.

(c)	If the Lenders do not nominate or accept a Substitute Vessel or Substitute Vessels, the Borrower shall comply with Clauses 4.3 or, as appropriate, 4.4.
4.5.2	If the Lenders approve a Substitute Vessel, the Borrower shall on or before the Due Date either:

(a)

(i)

provide to the Lenders documentation and evidence in respect of the Substitute Vessel or Substitute Vessels equivalent to that set out in Schedule 4, Part 3, in a form and substance acceptable to the Lenders;

(ii)	at its cost, enter into such documentation supplemental to this Agreement as the Lenders may reasonably request;
(iii)	the Borrower must prepay the Loan by an amount equal to the amount of the Loan on the date on which such prepayment is required to be made multiplied by the Substitute Prepayment Ratio; and
(iv)

the Revolving Facility shall be reduced by an amount equal to the Revolving Facility on the date on which such reduction is to be made multiplied by the Substitute Prepayment Ratio, and, if the Revolving Loan thereafter exceeds such reduced amount of the Revolving Facility, then the Borrower shall forthwith prepay the amount of such excess.

Where “Substitute Prepayment Ratio” means X divided by Y where “X” means the difference between (i) the Valuation Amount of the Original Vessel immediately prior to its sale or Total Loss less (ii) the Valuation Amount (s) of the Substitute Vessel(s) on the day it becomes a Mortgaged Vessel, and “Y” means the Security Value immediately prior to such sale or Total Loss; or

(b)

(i)	credit to an account (the “Substitute Account”) in its name with the Agent the whole of the sale or, as the case may be, Total Loss proceeds (the “Proceeds”) of the Original Vessel; and
(ii)	execute in favour of the Security Trustee a pledge of such account in a form acceptable to the Lenders.
4.5.3

The Proceeds shall be released to the Borrower upon receipt by the Lenders of the documents and evidence referred to in Clause 4.5.2(a) within 120 days of the Due Date, or, if the Lenders do not receive such documents and evidence on or before such 90th day, then the Proceeds shall be paid to the Agent to apply the Original Amount in accordance with Clauses 4.3 or 4.4 and to pay any balance to the Borrower.

4.6	Mandatory prepayment/Reduction in relation to “NAVIOS HYPERION”.

If on the last day of the Drawdown Period in respect of Loan Advance B “NAVIOS HYPERION´ (the “Relevant Date”) is not a Mortgaged Vessel, then:

(a)	the Borrower must prepay the Loan by an amount equal to the amount of the Loan on the Relevant Date multiplied by the Prepayment Ratio; and
(b)

the Revolving Facility shall be reduced by an amount equal to the Revolving Facility on the Relevant Date multiplied by the Prepayment Ratio, and, if the Revolving Loan thereafter exceeds such reduced amount of the Revolving Facility, then the Borrower shall forthwith prepay the amount of such excess.

4.7	Amounts payable on prepayment

Any prepayment of all or part of the Loan and/or the Revolving Loan under this Agreement shall be made together with:

4.7.1	accrued interest on the amount to be prepaid to the date of such prepayment;
4.7.2	any additional amount payable under clauses 3.6, 6.6 or 12.2; and
4.7.3

all other sums payable by the Borrower to the Banks under this Agreement or any of the other Security Documents including, without limitation any Break Costs and, if the whole Loan and Revolving Loan is being prepaid, any accrued commitment commission payable under clause 5.1.

4.8	Notice of prepayment; reduction of repayment instalments
4.8.1

Every notice of prepayment shall be effective only on actual receipt by the Agent, shall be irrevocable, shall specify the amount to be prepaid, shall specify which of the Loan and the Revolving Advance against which it is to be applied and shall oblige the Borrower to make such prepayment on the date specified. Subject to the other provisions of this Agreement, no amount prepaid under this Clause 4 in respect of the

Loan may be reborrowed and any reduction or cancellation of the Revolving Facility under this Clause 4 (other than under Clause 4.2) shall be permanent and irrevocable.

4.8.2

Any amount prepaid in respect of the Loan pursuant to clauses 4.2, 4.3, 4.4, 4.5 or 4.6 shall be applied pro rata against the remaining repayment instalments specified in clause 4.1.3 in an amount equal in aggregate to the amount by which the Loan is being prepaid.

4.8.3

Upon reduction of the Revolving Facility pursuant to Clauses 4.3, 4.4, 4.5 or 4.6 the amount of each quarterly reduction of the Revolving Facility under clause 2.8 shall be reduced pro rata in an amount equal in aggregate to the reduction of the Revolving Facility under Clauses 4.3, 4.4, 4.5 or 4.6.

4.8.4	The Borrower may not prepay any of the Advances or the Loan except as expressly provided in this Agreement.
5	FEES AND EXPENSES
5.1	Commission
5.1.1

The Borrower agrees to pay to the Agent for the account of the Lenders pro rata in accordance with their Total Commitments quarterly in arrears from the Execution Date until the Maturity Date and on the Maturity Date itself (or, if earlier, the date on which the Revolving Facility ceases to be available) commitment commission computed from the Execution Date at a rate of zero point three per cent (0.3%) per annum on the daily amount of the undrawn Revolving Facility and Loan Facility.

5.1.2	The commission referred to in clause 5.1.1 must be paid by the Borrower to the Agent, whether or not any part of the Total Commitment is ever advanced and shall be non-refundable.
5.2	Fees

The Borrower shall pay to the Agent:

(i)	an irrevocable agency fee of USD25,000 per annum for the account of the Agent, such fee being payable in advance on the earlier of 31 March 2007 and the Execution Date and annually thereafter; and
(b)	an irrevocable management fee of USD1,600,000 on the earlier of 31 March 2007 and the Execution Date, for distribution pro rata to the Lenders according to their respective Commitments.
5.3	Expenses

The Borrower agrees to reimburse the Agent on a full indemnity basis within ten (10) days of demand all expenses and/or disbursements whatsoever (including without limitation legal, printing, travel and out of pocket expenses and expenses related to the provision of legal and insurance opinions referred to in schedule 4) certified by the Banks or any of them as having been incurred by them from time to time:

5.3.1	in connection howsoever with the syndication of the Loan Facility and the Revolving Facility and with the negotiation, preparation, execution and, where relevant,

registration of the Security Documents and of any contemplated or actual amendment, or indulgence or the granting of any waiver or consent howsoever in connection with, any of the Security Documents (including legal fees and any travel expenses); and

5.3.2

in contemplation or furtherance of, or otherwise howsoever in connection with, the exercise or enforcement of, or preservation of any rights, powers, remedies or discretions under any of the Security Documents, or in consideration of the Banks’ rights thereunder or any action proposed or taken following the occurrence of a Default or otherwise in respect of the moneys owing under any of the Security Documents, together with interest at the rate referred to in clause 3.4 from the date on which reimbursement of such expenses and/or disbursements were due following demand to the date of payment (as well after as before judgment).

5.4	Value added tax

All fees and expenses payable pursuant to this Agreement must be paid together with value added tax or any similar tax (if any) properly chargeable thereon in any jurisdiction. Any value added tax chargeable in respect of any services supplied by the Banks or any of them under this Agreement shall, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

5.5	Stamp and other duties

The Borrower must pay all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by any of the Banks) imposed on or in connection with any of the Underlying Documents, the Security Documents or the Loan or any Advance and agree to indemnify the Banks or any of them against any liability arising by reason of any delay or omission by the Borrower to pay such duties or taxes.

6	PAYMENTS AND TAXES; ACCOUNTS AND CALCULATIONS
6.1	No set-off or counterclaim

All payments to be made by the Borrower under any of the Security Documents must be made in full, without any set off or counterclaim whatsoever and, subject as provided in clause 6.6, free and clear of any deductions or withholdings, in USD on or before 11:00 am on the due date in freely available funds to such account at such bank and in such place as the Agent may from time to time specify for this purpose. Save as otherwise provided in this Agreement or any other relevant Security Documents, such payments shall be for the account of all Lenders and the Agent shall distribute such payments in like funds as are received by the Agent to the Lenders rateably, in the proportions which their respective Contributions bear to the aggregate of the Loan and the Advances on the date on which such payment is made.

6.2	Payment by the Lenders

All sums to be advanced by the Lenders to the Borrower under this Agreement shall be remitted in USD on the relevant Drawdown Date to the account of the Agent at such bank as the Agent may have notified to the Lenders and shall be paid by the Agent on such date in like funds as are received by the Agent to the account specified in the relevant Drawdown Notice.

6.3	Non-Banking Days

When any payment under any of the Security Documents would otherwise be due on a day which is not a Banking Day, the due date for payment shall be extended to the next following Banking Day unless such Banking Day falls in the next calendar month in which case payment shall be made on the immediately preceding Banking Day.

6.4	Calculations

All interest and other payments of an annual nature under any of the Security Documents shall accrue from day to day and be calculated on the basis of actual days elapsed and a three hundred and sixty (360) day year.

6.5	Currency of account

If any sum due from the Borrower under any of the Security Documents, or under any order or judgment given or made in relation thereto, must be converted from the currency (“the first currency”) in which the same is payable thereunder into another currency (“the second currency”) for the purpose of (i) making or filing a claim or proof against the Borrower, (ii) obtaining an order or judgment in any court or other tribunal or (iii) enforcing any order or judgment given or made in relation thereto, the Borrower undertakes to indemnify and hold harmless the Lender from and against any loss suffered as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (b) the rate or rates of exchange at which the Lender may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Borrower under this clause 6.5 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of any of the Security Documents and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

6.6	Grossing-up for Taxes - by the Borrower

If at any time the Borrower must make any deduction or withholding in respect of Taxes or otherwise from any payment due under any of the Security Documents for the account of any Bank or if the Agent or the Security Trustee must make any deduction or withholding from a payment to another Bank or withholding in respect of Taxes from any payment due under any of the Security Documents, the sum due from the Borrower in respect of such payment must be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the relevant Bank receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding), a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and the Borrower must indemnify each Bank against any losses or costs incurred by it by reason of any failure of the Borrower to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. The Borrower must promptly deliver to the Agent any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any deduction or withholding as aforesaid.

6.7	Grossing-up for Taxes - by the Lenders

If at any time a Lender must make any deduction or withholding in respect of Taxes from any payment due under any of the Security Documents for the account of the Agent or the Security Trustee, the sum due from such Lender in respect of such payment must be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Agent or, as the case may be, the Security Trustee receives on the due date for such payment (and retains free from any liability in respect of such deduction or withholding) a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and each Lender must indemnify the Agent and the Security Trustee against any losses or costs incurred by it by reason of any failure of such Lender to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment.

6.8	Loan account

Each Lender shall maintain, in accordance with its usual practice, an account evidencing the amounts from time to time lent by, owing to and paid to it under the Security Documents. The Agent and/or the Security Trustee shall maintain a control account showing the Loan, the Advances and other sums owing by the Borrower under the Security Documents and all payments in respect thereof being made from time to time. The control account shall, in the absence of manifest error, be prima facie evidence of the amount from time to time owing by the Borrower under the Security Documents.

6.9	Agent may assume receipt

Where any sum is to be paid under the Security Documents to the Agent or, as the case may be, the Security Trustee for the account of another person, the Agent or, as the case may be, the Security Trustee may assume that the payment will be made when due and the Agent or, as the case may be, the Security Trustee may (but shall not be obliged to) make such sum available to the person so entitled. If it proves to be the case that such payment was not made to the Agent or, as the case may be, the Security Trustee, then the person to whom such sum was so made available must on request refund such sum to the Agent or, as the case may be, the Security Trustee together with interest thereon sufficient to compensate the Agent or, as the case may be, the Security Trustee for the cost of making available such sum up to the date of such repayment and the person by whom such sum was payable must indemnify the Agent or, as the case may be, the Security Trustee for any and all loss or expense which the Agent or, as the case may be, the Security Trustee may sustain or incur as a consequence of such sum not having been paid on its due date.

6.10	Partial payments

If, on any date on which a payment is due to be made by the Borrower under any of the Security Documents, the amount received by the Agent from the Borrower falls short of the total amount of the payment due to be made by the Borrower on such date then, without prejudice to any rights or remedies available to the Agent, the Security Trustee and the Lenders under any of the Security Documents, the Agent must apply the amount actually received from the Borrower in or towards discharge of the obligations of the Borrower under the Security Documents in the following order, notwithstanding any appropriation made, or purported to be made, by the Borrower:

6.10.1	first, in or towards payment, on a pro-rata basis, of any unpaid costs and expenses of the Agent and the Security Trustee under any of the Security Documents;
6.10.2	secondly, in or towards payment of any fees payable to either Arranger, the Agent or any of the other Banks under, or in relation to, the Security Documents which remain unpaid;
6.10.3

thirdly, in or towards payment to the Lenders, on a pro rata basis, of any accrued interest owing in respect of the Loan and the Revolving Loan which shall have become due under any of the Security Documents but remains unpaid;

6.10.4	fourthly, in or towards payment to the Lenders, on a pro rata basis, of any principal in respect of the Loan and any Revolving Advances which shall have become due but remain unpaid;
6.10.5

fifthly, in or towards payment to the Lenders, on a pro rata basis, any Break Costs and any other sum relating to the Loan or the Revolving Facility which shall have become due under any of the Security Documents (other than under or in relation to the Master Agreement) but remains unpaid; and

6.10.6

sixthly, in or towards payment to the Swap Banks of any other sum which shall have become due under the Master Agreements but remains unpaid to be applied pro rata between the Swap Banks depending on their respective Settlement Amounts and Unpaid Amounts (as defined in the respective Master Agreements) under the Master Agreements which relate to this Agreement; and

6.10.7

seventhly, in or towards payment to the Swap Banks of any other sum which shall have become due under the Master Agreements but remains unpaid to be applied pro rata between the Swap Banks depending on their respective Settlement Amounts and Unpaid Amounts (as defined in the respective Master Agreements) under the Master Agreements which do not relate to this Agreement.

The order of application set out in clauses 6.10.1 to 6.10.6 may be varied by the Agent if the Majority Lenders so direct, without any reference to, or consent or approval from, the Borrower.

7	REPRESENTATIONS AND WARRANTIES
7.1	Continuing representations and warranties

The Borrower represents and warrants to each Bank that:

7.1.1	Due incorporation

each of the Security Parties are duly incorporated and validly existing in good standing, under the laws of its respective country of incorporation, in each case, as a corporation and has power to carry on its respective businesses as it is now being conducted and to own their respective property and other assets to which it has unencumbered legal and beneficial title except as disclosed to the Agent in writing;

7.1.2	Corporate power

each of the Security Parties has power to execute, deliver and perform its obligations and, as the case may be, to exercise its rights under the Underlying Documents and the Security Documents to which it is a party; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and on the execution of the Security Documents performance of the same and no limitation on the powers of the Borrower to borrow or any other Security Party to howsoever incur liability and/or to provide or grant security will be exceeded as a result of borrowing any part of the Loan;

7.1.3	Binding obligations

the Underlying Documents and the Security Documents, when executed, will constitute valid and legally binding obligations of the relevant Security Parties enforceable in accordance with their respective terms;

7.1.4	No conflict with other obligations

the execution and delivery of, the performance of their obligations under, and compliance with the provisions of, the Underlying Documents and the Security Documents by the relevant Security Parties will not (i) contravene any existing applicable law, statute, rule or regulation or any judgment, decree or permit to which any Security Party or other member of the Group is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any Security Party or any other member of the Group is a party or is subject or by which it or any of its property is bound, (iii) contravene or conflict with any provision of the constitutional documents of any Security Party or (iv) result in the creation or imposition of, or oblige any of the Security Parties to create, any Encumbrance (other than a Permitted Encumbrance) on any of the undertakings, assets, rights or revenues of any of the Security Parties;

7.1.5	No default

no Default has occurred;

7.1.6	No litigation or judgments

no Proceedings are current, pending or, to the knowledge of the officers of the Borrower, threatened against any of the Security Parties or any other Group Members or their assets which could have a Material Adverse Effect and there exist no judgments, orders, injunctions which would materially affect the obligations of the Security Parties under the Security Documents;

7.1.7	No filings required

except for the registration of the Mortgages in the relevant register under the laws of the relevant Flag State through the relevant Registry, it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Underlying Documents or any of the Security Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Pertinent Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Pertinent Jurisdiction on or in relation to any of the Underlying Documents or the Security Documents and each of the Underlying Documents and the Security Documents is in proper form for its enforcement in the courts of each Pertinent Jurisdiction;

7.1.8	Required Authorisations and legal compliance

all Required Authorisations have been obtained or effected and are in full force and effect and no Security Party has in any way contravened any applicable law, statute, rule or regulation (including all such as relate to money laundering);

7.1.9	Choice of law

the choice of English law to govern the Underlying Documents and the Security Documents (other than the Mortgages, the Earnings Account Pledge and the Retention Account Pledge), the choice of the law of the Flag State to govern the Mortgages, the choice of German law to govern the Earnings Account Pledge and the Retention Account Pledge and the submissions by the Security Parties to the jurisdiction of the English courts and the obligations of such Security Parties associated therewith, are valid and binding;

7.1.10	No immunity

no Security Party nor any of their assets is entitled to immunity on the grounds of sovereignty or otherwise from any Proceedings whatsoever;

7.1.11	Financial statements correct and complete

the latest audited and unaudited consolidated financial statements of the Borrower in respect of the relevant financial year as delivered to the Agent and present or will present fairly and accurately the financial position of the Borrower and the consolidated financial position of the Group as at the date thereof and the results of the operations of the Borrower and the consolidated results of the operations of the Group for the financial year ended on such date and, as at such date, neither the Borrower nor any of its subsidiaries had any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements;

7.1.12	Pari passu

the obligations of the Borrower under this Agreement and the Master Agreements are direct, general and unconditional obligations of the Borrower and rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of the Borrower except for obligations which are mandatorily preferred by operation of law and not by contract;

7.1.13	Information

all information, whatsoever provided by any Security Party to the Banks in connection with the negotiation and preparation of the Security Documents or otherwise provided hereafter in relation to, or pursuant to this Agreement is, or will be, true and accurate in all material respects and not misleading, does or will not omit material facts and all reasonable enquiries have been, or shall have been, made to verify the facts and statements contained therein; there are, or will be, no other facts the omission of which would make any fact or statement therein misleading;

7.1.14	No withholding Taxes

no Taxes anywhere are imposed whatsoever by withholding or otherwise on any payment to be made by any Security Party under the Underlying Documents or the Security Documents to which such Security Party is or is to be a party or are imposed on or by virtue of the execution or delivery by the Security Parties of the Underlying Documents or the Security Documents or any other document or instrument to be executed or delivered under any of the Security Documents;

7.1.15	Indenture

The entry by the Borrower into this Agreement, and its borrowing of the Loan and the Revolving Loan hereunder do not breach Section 4.10 or any other provision of the Indenture;.

7.1.16	Use of proceeds

the Borrower shall apply the Loan and the Revolving Advances only for the purposes specified in clause 2.1;

7.1.17	The Mortgaged Vessels

throughout the Facility Period each Mortgaged Vessel will be :

(i)	in the absolute sole, legal and beneficial ownership of the relevant Owner;
(ii)	registered through the offices of the relevant Registry as a ship under the laws and flag of the relevant Flag State;
(iii)	in compliance with the ISM Code and the ISPS Code and operationally seaworthy and in every way fit for service;
(iv)	in good and sea-worthy and cargo-worthy condition; and
(v)	classed with the relevant Classification free of all requirements and recommendations of the relevant Classification Society.
7.1.18	Mortgaged Vessels’ employment

except with the prior written consent of the Agent, there will not be any agreement or arrangement whereby the Earnings (as defined in the relevant Ship Security Documents) of any Mortgaged Vessel may be shared or pooled howsoever with any other person;

7.1.19	Freedom from Encumbrances

no Mortgaged Vessel nor its Earnings, Insurances or Requisition Compensation (each as defined in the relevant Ship Security Documents) nor the Earnings Account or the Retention Account nor any Extended Employment Contract or Existing Charter in respect of such Mortgaged Vessel nor any other properties or rights which are, or are to be, the subject of any of the Security Documents nor any part thereof will be subject to any Encumbrance except Permitted Encumbrances;

7.1.20	Environmental Matters

except as may already have been disclosed by the Borrower in writing to, and acknowledged and accepted in writing by, the Agent:

(i)	the Owners and, to the best of the Borrower’s knowledge and belief (having made due enquiry), their respective Environmental Affiliates have complied with the provisions of all Environmental Laws;
(ii)

the Owners and, to the best of the Borrower’s knowledge and belief (having made due enquiry), their respective Environmental Affiliates have obtained all Environmental Approvals and are in compliance with all such Environmental Approvals;

(iii)

no Environmental Claim has been made or threatened or pending against any Owner, or, to the best of the Borrower’s knowledge and belief (having made due enquiry), any of their respective Environmental Affiliates; and

(iv)	there has been no Environmental Incident;
7.1.21	ISM and ISPS Code

each of the Owners has complied with and continues to comply with and has procured that the Technical Manager of each of the Mortgaged Vessels has complied with and continues to comply with the ISM Code, the ISPS Code and all other statutory and other requirements relative to its business and in particular each Owner or the Technical Manager has obtained and maintains a valid DOC and SMC for each Mortgaged Vessels and that it and the Technical Manager has implemented and continues to implement an ISM SMS;

7.1.22	Copies true and complete

the Certified Copies or originals of the Underlying Documents delivered or to be delivered to the Agent pursuant to clause 9.1 are, or will when delivered be, true and complete copies or, as the case may be, originals of such documents; and such documents constitute valid and binding obligations of the parties thereto enforceable in accordance with their respective terms and there have been no amendments or variations thereof or defaults thereunder;

7.1.23	the Borrower and other members of the Group are the ultimate beneficiaries of the Loan and the Revolving Loan;
7.1.24	no Security Party has incurred any Indebtedness save under the Indenture, this Agreement and the Existing Loan Agreement;
7.1.25	all Guarantors and the Borrower have filed all tax and other fiscal returns required to be filed by any tax authority to which they are subject;
7.1.26	the Borrower does not have an office in England.

7.2	Repetition of representations and warranties

On each day throughout the Facility Period, the Borrower shall be deemed to repeat the representations and warranties in clause 7 updated mutatis mutandis as if made with reference to the facts and circumstances existing on such day.

8	UNDERTAKINGS
8.1	General

The Borrower undertakes with each Bank that, from the Execution Date until the end of the Facility Period, it will:

8.1.1	Notice of Default and Proceedings

promptly inform the Lenders of (a) any Default (including the occurrence of any Event of Default under (and as defined in) the Indenture, in which case the Borrower shall also provide to the Agent copies of all demands or notices made in connection therewith) and of any other circumstances or occurrence which might adversely affect the ability of any Security Party to perform its obligations under any of the Security Documents and (b) as soon as the same is instituted or threatened, details of any Proceedings involving any Security Party which could have a material adverse effect on that Security Party and/or the operation of any of the Mortgaged Vessels (including, but not limited to any Total Loss of a Vessel or the occurrence of any Environmental Incident) and will from time to time, if so requested by the Agent, confirm to the Agent in writing that, save as otherwise stated in such confirmation, no Default has occurred and is continuing and no such Proceedings are on foot or threatened;

8.1.2	Authorisation

obtain or cause to be obtained, maintain in full force and effect and comply fully with all Required Authorisations, provide the Agent with Certified Copies of the same and do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under any applicable law (whether or not in the Pertinent Jurisdiction) for the continued due performance of all the obligations of the Security Parties under each of the Security Documents;

8.1.3	Corporate Existence

ensure that each Security Party maintains its corporate existence as a body corporate duly organised and validly existing and in good standing under the laws of the Pertinent Jurisdiction;

8.1.4	Use of proceeds

use the Advances exclusively for the purposes specified in clauses 1.1 and 2.1;

8.1.5	Pari passu

ensure that their obligations under this Agreement and the Master Agreements shall at all times rank at least pari passu with all their other present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

8.1.6	Financial statements

provide to the Agent:

(a) within 75 days after the end of each of the first three fiscal quarters in each fiscal year, quarterly reports on US Form 6-K (or any successor form) containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a management’s discussion and analysis of financial condition and results of operations (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

(b) within 150 days after the end of each fiscal year, an annual report on US Form 20-F (or any successor form) containing the information required to be contained therein for such fiscal year; and

(c) at or prior to such times as would be required to be filed or furnished to the SEC (as defined in the Indenture) (hereinafter, the “SEC”) if the Borrower was then a ‘‘foreign private issuer’’ subject to Section 13(a) or 15(d) of the US Exchange Act, all such other reports and information that the Company would have been required pursuant thereto

(d) a copy of all such information and reports referred to in clauses (1) to (3) (inclusive) of Section 4.17(a) of the Indenture within the time periods specified therein (unless the SEC shall not accept such a filing) and, upon the Agent’s request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act

Provided that, in relation to (a), (b) and (c) above, to the extent that the Borrower ceases to qualify as a ‘‘foreign private issuer’’ within the meaning of the US Exchange Act, whether or not the Borrower is then subject to Section 13(a) or 15(d) of the US Exchange Act, the Borrower shall furnish to the Agent, so long as any Notes (as defined in the Indenture) are outstanding, within 30 days of the respective dates on which the Borrower would be required to file such documents with the SEC if it was required to file such documents under the US Exchange Act, all reports and other information that would be required to be filed with (or furnished to) the SEC pursuant to Section 13(a) or 15(d) of the US Exchange Act.

8.1.7	Group Liquidity, etc

procure that on a consolidated basis the aggregate amount of Cash held in the Group shall not be less than USD30,000,000.

8.1.8	Reimbursement of MII & MAP Policy premiums

Whether or not any amount is borrowed under this Agreement, reimburse the Agent on the Agent’s written demand the amount of the premium payable by the Agent for the inception or, as the case may be, extension and/or continuance of the MII & MAP Policy (including any insurance tax thereon);

8.1.9	Compliance Certificates

deliver to the Agent:

(i)

on each Drawdown Date and on the earlier of (i) the date on which the quarterly reports are delivered under clause 8.1.6 and (ii) the date falling 75 days after the end of the financial quarter to which they refer, a Compliance Certificate together with such supporting information as the Agent may require; and

(ii)	simultaneously with delivering the same under the Indenture, a copy of the compliance certificate to be issued and delivered in accordance with Section 4.06 of the Indenture.
8.1.10	Provision of further information

provide the Agent, and procure that the Commercial Manager shall provide the Agent, with such financial or other information concerning the Borrower and their respective affairs, activities, financial standing, Indebtedness and operations and the performance of the Mortgaged Vessels as the Agent or any Lender (acting through the Agent) may from time to time require;

8.1.11	Obligations under Security Documents

duly and punctually perform each of the obligations expressed to be imposed or assumed by them under the Security Documents and Underlying Documents and will procure that each of the other Security Parties will, duly and punctually perform each of the obligations expressed to be assumed by it under the Security Documents and the Underlying Documents to which it is a party;

8.1.12	Compliance with ISM Code

and will procure that any Operator will, comply with and ensure that the Mortgaged Vessels and any Operator complies with the requirements of the ISM Code, including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto throughout the Security Period (as defined in the Mortgages);

8.1.13	Withdrawal of DOC and SMC

Immediately inform the Agent if there is any actual withdrawal of their or any Operator’s DOC or the SMC of any Mortgaged Vessel;

8.1.14	Issuance of DOC and SMC

and will procure that any Operator will promptly inform the Agent of the receipt by any Owner or any Operator of notification that its application for a DOC or any application for an SMC for any Mortgaged Vessel has been refused;

8.1.15	ISPS Code Compliance

and will procure that the Technical Manager or any Operator will:

(i)	maintain at all times a valid and current ISSC in respect of each Mortgaged Vessel;

(ii)	immediately notify the Agent in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC in respect of a Mortgaged Vessel; and
(iii)	procure that each Mortgaged Vessel will comply at all times with the ISPS Code;
8.1.16	Compliance with Laws and payment of taxes

and will comply with all relevant Environmental Laws, laws, statutes and regulations and pay all taxes for which it is liable as they fall due;

8.1.17	Charters etc.

deliver to the Agent, a Certified Copy of each Extended Employment Contract upon its execution, (ii) forthwith on the Agent’s request execute (a) a Charter Assignment in respect thereof and (b) any notice of assignment required in connection therewith and use reasonable efforts to procure the acknowledgement of any such notice of assignment by the relevant charterer (provided that any failure to procure the same shall not constitute an Event of Default) and (iii) pay all legal and other costs incurred by any Bank in connection with any such Charter Assignments, forthwith following the Agent’s demand.

8.1.18	New Guarantor.

Forthwith upon the creation of a New Guarantor, deliver to the Agent a Guarantee from such New Guarantor together with documentation equivalent to that referred to in Part 1 of Schedule 4 at items (a)-(d) (inclusive) in respect of such New Guarantor and the Guarantee executed by it, and pay all legal and other costs incurred by any Bank in relation thereto.

8.1.19	Shares Pledges

Forthwith upon the Agent’s written request, deliver to the Agent or the relevant Lender such Shares Pledges as the Agent or the relevant Lender shall specify, each duly executed by the Shareholder together with documentation equivalent to that referred to in Part 1 of Schedule 4 at items (a)-(d) (inclusive) in respect of the Shareholder and together with all other documentation required to be delivered pursuant to the terms thereof and the Borrower shall pay all legal and other costs incurred by any Bank in relation thereto.

8.1.20	Indenture

comply with all of the obligations undertaken by it under the Indenture which are set out in the Indenture Excerpt and the Borrower further agrees:

(a) any terms defined in the Indenture shall have those meanings when used in the Indenture Excerpt;

(b) no waiver or variation of any term of the Indenture by any person shall waive or vary the Borrower’s obligations hereunder to comply with the obligations in the Indenture Excerpt, except with the consent of the Majority Lenders;

(c) the Borrower shall continue to be bound by its obligations as set out in the Indenture Excerpt following a Covenant Defeasance (as defined in the Indenture) or a Legal Defeasance (as defined in the Indenture) or other termination or cancellation of the Indenture;

(d) the Borrower will not vary any term of the Indenture without the prior written consent of the Lenders.

8.2	Security value maintenance
8.2.1	Security shortfall

If, at any time after the first Drawdown Date, the Security Value shall be less than the Required Security Amount, the Agent (acting on the instructions of the Majority Lenders) shall give notice to the Borrower requiring that such deficiency be remedied and then the Borrower must either:

(i)

prepay within a period of thirty (30) days of the date of receipt by the Borrower of the Agent’s said notice such part of the Loan and/or the Revolving Loan as will result in the Security Value after such prepayment (taking into account any other repayment of the Loan and/or the Revolving Loan made between the date of the notice and the date of such prepayment) being equal to or higher than the Required Security Amount; or

(ii)

within thirty (30) days of the date of receipt by the Borrower of the Agent’s said notice constitute to the satisfaction of the Agent such further security for the Loan and/or the Revolving Loan as shall be acceptable to the Lenders having a value for security purposes (as determined by the Agent in its absolute discretion) at the date upon which such further security shall be constituted which, when added to the Security Value, shall not be less than the Required Security Amount as at such date.

The provisions of clauses 4.7 and 4.8 shall apply to prepayments under clause 8.2.1(a) provided that the Lenders shall apply such prepayments (i) pro rata against the Loan and the Revolving Loan, (ii) in pro rata reduction of the repayment instalments under clauses 4.1.3 and (iii) in pro rata reduction of the reduction instalments under Clause 2.8, and the amounts of the Loan and the Revolving Loan prepaid hereunder shall not be available to be re-borrowed.

8.2.2	Valuation of Mortgaged Vessels

Each Mortgaged Vessel shall, for the purposes of this Agreement (including, but not limited to Clause 2.9), be valued (at the Borrower’s expense) in USD by any Approved Broker, such valuations to be made without physical inspection, and on the basis of a sale for prompt delivery for cash at arms’ length, on normal commercial terms, as between a willing buyer and a willing seller, without taking into account the benefit or burden of any charterparty or other engagement concerning the relevant Mortgaged Vessel:

(i)	such valuation to be no older than 3 months on the date on which it is provided to the Agent, and to be provided to the Agent no more than 10 or fewer than 5 Banking Days before the end of the relevant Interest Period or, as the case may be, the relevant Drawdown Date; and

(ii)	(in addition to (a) above) at any other time as the Agent (acting on the instructions of the Majority Lenders) shall additionally require, at the cost of the Lenders

Provided that if any Bank or the Borrower do not agree with any valuation produced as hereinbefore referred to then each of the Agent (on the instructions of the Majority Lenders) and the Borrower shall nominate an Approved Broker, and the Valuation Amount for the relevant Mortgaged Vessel or Vessels shall be the average of the valuations produced by those two Approved Brokers in accordance with the terms of this Clause.

The Approved Broker’s valuations for each Mortgaged Vessel on each such occasion shall constitute the Valuation Amount of such Mortgaged Vessel for the purposes of this Agreement until superceded by the next such valuation.

8.2.3	Information

The Borrower undertakes with the Banks to supply to the Agent and to the Approved Broker such information concerning the relevant Mortgaged Vessel and its condition as such shipbrokers may require for the purpose of determining any Valuation Amount.

8.2.4	Costs

All costs in connection with the obtaining and any determining of any Valuation Amount pursuant to Clause 8.2.2 and any valuation either of any additional security for the purposes of ascertaining the Security Value at any time or necessitated by the Borrower electing to constitute additional security pursuant to clause 8.2.1(b), must be paid by the Borrower.

8.2.5	Valuation of additional security

For the purposes of this clause 8.2, the market value (i) of any additional security over a ship (other than the Vessels) shall be determined in accordance with clause 8.2.2 and (ii) of any other additional security provided or to be provided to the Banks or any of them shall be determined by the Agent in its absolute discretion.

8.2.6	Documents and evidence

In connection with any additional security provided in accordance with this clause 8.2, the Agent shall be entitled to receive (at the Borrower’s expense) such evidence and documents of the kind referred to in schedule 4 as may in the Agent’s opinion be appropriate and such favourable legal opinions as the Agent shall in its absolute discretion require.

8.3	Negative undertakings relating to the Guarantors

The Borrower undertakes that, except with the prior written consent in each case of the Agent (acting on the instructions of the Majority Lenders), it will retain, directly or through wholly-owned subsidiaries, ownership of all of the Guarantors.

8.4	Indenture.

Notwithstanding anything in this Agreement:

(i) any terms, transactions or events permitted by the Indenture Excerpt and

(ii) save as otherwise expressly provided in this Agreement, any other terms or transactions or events permitted by the Indenture shall be deemed to be permitted by this Agreement.

9	CONDITIONS
9.1	Advance of Loan Advance A

The obligation of each Lender to make its Commitment available in respect of Loan Advance A is conditional upon:

9.1.1

the Agent, or its authorised representative, having received, not later than two (2) Banking Days before the day on which the relevant Drawdown Notice is given, the documents and evidence specified in Part 1 of schedule 4 in form and substance satisfactory to the Agent; and

9.1.2

the Agent, or its authorised representative, having received, on or prior to the relevant Drawdown Date, the documents and evidence specified in Part 2 of schedule 4 in form and substance satisfactory to the Agent;

9.1.3

the representations and warranties contained in clause 7 being then true and correct as if each was made with respect to the facts and circumstances existing at such time and the same being unaffected by drawdown of such Advance; and

9.1.4	no Default having occurred and being continuing and there being no Default which would result from the lending of such Advance.
9.2	Advance of Loan Advance B

The obligation of each Lender to make its Commitment available in respect of Loan Advance B is conditional upon:

9.2.1

the Agent, or its authorised representative, having received, on or prior to the relevant Drawdown Date, the documents and evidence specified in Part 3 of schedule 4 in form and substance satisfactory to the Agent;

9.2.2

the representations and warranties contained in clause 7 being then true and correct as if each was made with respect to the facts and circumstances existing at such time and the same being unaffected by drawdown of such Advance; and

9.2.3	no Default having occurred and being continuing and there being no Default which would result from the lending of such Advance

9.3	Subsequent Advances

The obligation of each Lender to make its Revolving Commitment available in respect of any Revolving Advance is subject to the Agent or its authorized representative having received, not later than 2 Banking Days prior to the relevant Drawdown Date, the documents and evidence specified in Part 4 of schedule 4 in form and substance satisfactory to the Agent.

9.4	Waiver of conditions precedent

The conditions specified in this clause 9 are inserted solely for the benefit of the Lenders and may be waived by the Agent in whole or in part and with or without conditions only with the consent of the Majority Lenders.

9.5	Further conditions precedent

Not later than five (5) Banking Days prior to the Drawdown Date of an Advance and not later than five (5) Banking Days prior to any Interest Payment Date, the Agent may request and the Borrower must, not later than two (2) Banking Days prior to such date, deliver to the Agent (at the Borrower’s expense) on such request further favourable certificates and/or opinions as to any or all of the matters which are the subject of clauses 7, 8, 9 and 10.

10	EVENTS OF DEFAULT
10.1	Events

Each of the following events shall constitute an Event of Default (whether such event shall occur voluntarily or involuntarily or by operation of law or regulation or in connection with any judgment, decree or order of any court or other authority or otherwise, howsoever):

10.1.1

Non-payment: any Security Party fails to pay any sum payable by it under any of the Security Documents at the time, in the currency and in the manner stipulated in the Security Documents or the Underlying Documents (and so that, for this purpose, sums payable (i) under clauses 3.1 and 4.1 shall be treated as having been paid at the stipulated time if (aa) received by the Agent within two (2) days of the dates therein referred to and (bb) such delay in receipt is caused by administrative or other delays or errors within the banking system and (ii) on demand shall be treated as having been paid at the stipulated time if paid within two (2) Banking Days of demand); or

10.1.2

Breach of Insurance and certain other obligations: any Owner or, as the context may require, the Technical Manager or any other person fails to obtain and/or maintain the Insurances (as defined in, and in accordance with the requirements of, the Ship Security Documents) for any of the Mortgaged Vessels or if any insurer in respect of such Insurances cancels the Insurances or disclaims liability by reason, in either case, of mis-statement in any proposal for the Insurances or for any other failure or default on the part of the Borrower or any other person or the Borrower commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by them under clause 8; or

10.1.3

Breach of other obligations: any Security Party commits any breach of or omits to observe any of its obligations or undertakings expressed to be assumed by it under any of the Security Documents (other than those referred to in clauses 10.1.1 and 10.1.2 above) unless such breach or omission, in the opinion of the Agent (following consultation with the Lenders) is capable of remedy, in which case the same shall constitute an Event of Default if it has not been remedied within fifteen (15) days of the occurrence thereof; or

10.1.4

Misrepresentation: any representation or warranty made or deemed to be made or repeated by or in respect of any Security Party in or pursuant to any of the Security Documents or in any notice, certificate or statement referred to in or delivered under any of the Security Documents is or proves to have been incorrect or misleading in any material respect; or

10.1.5

Cross-default: There shall occur a default (howsoever therein described) under the Indenture or any Indebtedness of any Security Party is not paid when due (subject to applicable grace periods) or any Indebtedness of any Security Party becomes (whether by declaration or automatically in accordance with the relevant agreement or instrument constituting the same) due and payable prior to the date when it would otherwise have become due (unless as a result of the exercise by the relevant Security Party of a voluntary right of prepayment), or any creditor of any Security Party becomes entitled to declare any such Indebtedness due and payable or any facility or commitment available to any Security Party relating to Indebtedness is withdrawn, suspended or cancelled by reason of any default (however described) of the person concerned; or

10.1.6

Execution: any uninsured judgment or order made against any Security Party is not stayed, appealed against or complied with within fifteen (15) days or a creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of any Security Party and is not discharged within thirty (30) days; or

10.1.7

Insolvency: any Security Party is unable or admits inability to pay its debts as they fall due; suspends making payments on any of its debts or announces an intention to do so; becomes insolvent; or has negative net worth (taking into account contingent liabilities); or suffers the declaration of a moratorium in respect of any of its Indebtedness; or

10.1.8

Reduction or loss of capital: a meeting is convened by any Security Party (other than the Borrower) without the Agent’s prior written consent, for the purpose of passing any resolution to purchase, reduce or redeem any of its share capital without the Agent’s prior written consent; or

10.1.9

Dissolution: any corporate action, Proceedings or other steps are taken to dissolve or wind-up any Security Party or an order is made or resolution passed for the dissolution or winding up of any Security Party or a notice is issued convening a meeting for such purpose; or

10.1.10

Administration: any petition is presented, notice given or other steps are taken anywhere to appoint an administrator of any Security Party or the Agent believes that any such petition or other step is imminent or an administration order is made in relation to any Security Party; or

10.1.11

Appointment of receivers and managers: any administrative or other receiver is appointed anywhere of any Security Party or any part of its assets and/or undertaking or any other steps are taken to enforce any Encumbrance over all or any part of the assets of any Security Party; or

10.1.12

Compositions: any corporate action, legal proceedings or other procedures or steps are taken, or negotiations commenced, by any Security Party or by any of its creditors with a view to the general readjustment or rescheduling of all or part of its Indebtedness or to proposing any kind of composition, compromise or arrangement involving such company and any of its creditors; or

10.1.13

Analogous proceedings: there occurs, in relation to any Security Party, in any country or territory in which any of them carries on business or to the jurisdiction of whose courts any part of their assets is subject, any event which, in the reasonable opinion of the Agent, appears in that country or territory to correspond with, or have an effect equivalent or similar to, any of those mentioned in clauses 10.1.6 to 10.1.12 (inclusive) or any Security Party otherwise becomes subject, in any such country or territory, to the operation of any law relating to insolvency, bankruptcy or liquidation; or

10.1.14

Cessation of business: any Security Party suspends or ceases or threatens to suspend or cease to carry on its business without the prior written consent of the Agent, such consent not to be unreasonably withheld; or

10.1.15

Seizure: all or a material part of the undertaking, assets, rights or revenues of, or shares or other ownership interests in, any Security Party are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any Government Entity; or

10.1.16

Invalidity: any of the Security Documents and the Underlying Documents shall at any time and for any reason become invalid or unenforceable or otherwise cease to remain in full force and effect, or if the validity or enforceability of any of the Security Documents and the Underlying Documents shall at any time and for any reason be contested by any Security Party which is a party thereto, or if any such Security Party shall deny that it has any, or any further, liability thereunder; or

10.1.17

Unlawfulness: any Unlawfulness occurs or it becomes impossible or unlawful at any time for any Security Party, to fulfil any of the covenants and obligations expressed to be assumed by it in any of the Security Documents or for a Bank to exercise the rights or any of them vested in it under any of the Security Documents or otherwise; or

10.1.18	Repudiation: any Security Party repudiates any of the Security Documents or does or causes or permits to be done any act or thing evidencing an intention to repudiate any of the Security Documents; or
10.1.19	Encumbrances enforceable: any Encumbrance (other than Permitted Liens) in respect of any of the property (or part thereof) which is the subject of any of the Security Documents becomes enforceable; or
10.1.20

Arrest: any Mortgaged Vessel is arrested, confiscated, seized, taken in execution, impounded, forfeited, detained in exercise or purported exercise of any possessory lien or other claim or otherwise taken from the possession of its Owner and that Owner shall fail to procure the release of such Mortgaged Vessel within a period of fifteen (15) days thereafter; or

10.1.21	Registration: the registration of any Mortgaged Vessel under the laws and flag of the relevant Flag State is cancelled or terminated without the prior written consent of the Majority Lenders; or
10.1.22

Unrest: the Flag State of any Vessel or the country in which any Security Party is incorporated or domiciled becomes involved in hostilities or civil war or there is a seizure of power in the Flag State by unconstitutional means unless the Owner of the Vessel registered in such Flag State shall have transferred its Vessel onto a new flag acceptable to the Lenders within sixty (60) days of the start of such hostilities or civil war or seizure of power; or

10.1.23

Environmental Incidents: an Environmental Incident occurs which gives rise, or may give rise, to an Environmental Claim which could, in the opinion of the Agent be expected to have a material adverse effect (i) on the business, assets or financial condition of any Security Party or the Group taken as a whole or (ii) on the security constituted by any of the Security Documents or the enforceability of that security in accordance with its terms; or

10.1.24

P&I: an Owner or the Technical Manager or any other person fails or omits to comply with any requirements of the protection and indemnity association or other insurer with which a Mortgaged Vessel is entered for insurance or insured against protection and indemnity risks (including oil pollution risks) to the effect that any cover (including, without limitation, any cover in respect of liability for Environmental Claims arising in jurisdictions where such Mortgaged Vessel operates or trades) is or may be liable to cancellation, qualification or exclusion at any time; or

10.1.25

Material events: any other event occurs or circumstance arises which, in the opinion of the Agent (following consultation with the Lenders), is likely materially and adversely to affect either (i) the ability of any Security Party to perform all or any of its obligations under or otherwise to comply with the terms of any of the Security Documents or (ii) the security created by any of the Security Documents; or

10.1.26	Account: moneys are withdrawn from the Earnings Account other than in accordance with clause 14; or
10.1.27

Required Authorisations: any Required Authorisation is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect or if any exchange control or other law or regulation shall exist which would make any transaction under the Security Documents or the continuation thereof, unlawful or would prevent the performance by any Security Party of any term of any of the Security Documents;

10.1.28

Money Laundering: any Security Party is in breach of or fails to observe any law, requirement, measure or procedure implemented to combat “money laundering” as defined in Article 1 of the Directive (91/308 EEC) of the Council of the European Communities; or

10.1.29

Change of Control. There shall occur a “Change of Control” (as defined in the Indenture) or the “Permitted Holder” (as defined in the Indenture) owns less than 20% of the issued share capital of the Borrower;

10.1.30

Master Agreements: (i) an Event of Default or Potential Event of Default (in each case as defined in either Master Agreement) has occurred and is continuing under a Master Agreement or (ii) an Early Termination Date (as defined in either Master Agreement) has occurred or been effectively designated under the relevant Master Agreement or (iii) a person entitled to do so gives notice of an Early Termination Date (as defined in either Master Agreement) or (iv) either Master Agreement is terminated, cancelled, suspended, rescinded or revoked or otherwise ceases to remain in full force and effect for any reason

PROVIDED THAT that there shall not be an Event of Default solely by reason of any of the events or circumstances described in clauses 10.1.5 to 10.1.15 inclusive taking place with respect to any Group Member which is not a Security Party unless in the opinion of the Majority Lenders, the ability of any Security Party to perform all or any of the obligations expressed to be assumed by it under, or otherwise to comply with the terms of, the Security Documents which it is a party would be materially and adversely affected.

10.2	Acceleration

The Agent may, and if so requested by the Majority Lenders shall, without prejudice to any other rights of the Lenders, at any time after the happening of an Event of Default by notice to the Borrower declare that:

10.2.1	the obligation of each Lender to make its Commitment available shall be terminated, whereupon the Available Commitment shall be reduced to zero forthwith; and/or
10.2.2

the Loan and the Revolving Loan and all interest accrued and all other sums payable whatsoever under the Security Documents have become due and payable, whereupon the same shall, immediately or in accordance with the terms of such notice, become due and payable.

10.3	Demand Basis

If, under clause 10.2.2, the Agent has declared the Loan and the Revolving Loan to be due and payable on demand, at any time thereafter the Agent may (and if so instructed by the Majority Lenders shall) by written notice to the Borrower (a) demand repayment of the Loan and the Revolving Loan on such date as may be specified whereupon, regardless of any other provision of this Agreement, the Loan and the Revolving Loan shall become due and payable on the date so specified together with all interest accrued and all other sums payable under this Agreement or (b) withdraw such declaration with effect from the date specified in such notice.

11	INDEMNITIES
11.1	General indemnity

The Borrower agrees to indemnify each Bank on demand, without prejudice to any of such Bank’s other rights under any of the Security Documents, against any loss (including loss of Applicable Margin) or expense (including, without limitation, Break

Costs) which such Bank shall certify as sustained by it as a consequence of any Default, any prepayment of the Loan or part thereof or the Revolving Loan being made under clauses 4.3, 4.4, 8.2.1(a) or 12.1 or any other repayment or prepayment of the Loan or part thereof or the Revolving Loan being made otherwise than on an Interest Payment Date relating to the part of the Loan or the Revolving Loan prepaid or repaid; and/or any Advance not being made for any reason (excluding any default by the Agent or any Lender) after the Drawdown Notice for such Advance has been given.

11.2	Environmental indemnity

The Borrower shall indemnify each Bank on demand and hold it harmless from and against all costs, claims, expenses, payments, charges, losses, demands, liabilities, actions, Proceedings, penalties, fines, damages, judgements, orders, sanctions or other outgoings of whatever nature which may be incurred or made or asserted whensoever against such Bank at any time, whether before or after the repayment in full of principal and interest under this Agreement, arising howsoever out of an Environmental Claim made or asserted against such Bank which would not have been, or been capable of being, made or asserted against such Bank had it not entered into any of the Security Documents or been involved in any of the resulting or associated transactions.

11.3	Capital adequacy and reserve requirements indemnity

The Borrower shall promptly indemnify each Lender on demand against any cost incurred or loss suffered by such Lender as a result of its complying with (i) the minimum reserve requirements from time to time of the European Central Bank (ii) any capital adequacy directive of the European Union and/or (iii) any revised framework for international convergence of capital measurements and capital standards and/or any regulation imposed by any Government Entity in connection therewith, and/or in connection with maintaining required reserves with a relevant national central bank to the extent that such compliance or maintenance relates to such Lender’s Commitment and/or Contribution or deposits obtained by it to fund the whole or part thereof and to the extent such cost or loss is not recoverable by such Lender under clause 12.2.

12	UNLAWFULNESS AND INCREASED COSTS
12.1	Unlawfulness

If it is or becomes contrary to any law, directive or regulation for any Lender to contribute to an Advance or to maintain its Commitment or fund its Contribution to the Loan or any Advance, such Lender shall promptly, through the Agent, give notice to the Borrower whereupon (a) such Lender’s Contribution and Commitment shall be reduced to zero and (b) the Borrower shall be obliged to prepay such Lender’s Contribution either (i) forthwith or (ii) on a future specified date not being earlier than the latest date permitted by the relevant law, directive or regulation together with interest accrued to the date of prepayment and all other sums payable by the Borrower under this Agreement.

12.2	Increased costs

If the result of any change in, or in the interpretation or application of, or the introduction of, any law or any regulation, request or requirement (whether or not having the force of law, but, if not having the force of law, with which a Lender or, as the case may be, its holding company habitually complies), including (without limitation) those relating to Taxation, capital adequacy, liquidity, reserve assets, cash ratio deposits and special deposits, is to:

12.2.1

subject any Lender to Taxes or change the basis of Taxation of any Lender with respect to any payment under any of the Security Documents (other than Taxes or Taxation on the overall net income, profits or gains of such Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

12.2.2

increase the cost to, or impose an additional cost on, any Lender or its holding company in making or keeping such Lender’s Commitment available or maintaining or funding all or part of such Lender’s Contribution; and/or

12.2.3	reduce the amount payable or the effective return to any Lender under any of the Security Documents; and/or
12.2.4

reduce any Lender’s or its holding company’s rate of return on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to such Lender’s obligations under any of the Security Documents; and/or

12.2.5

require any Lender or its holding company to make a payment or forgo a return on or calculated by reference to any amount received or receivable by such Lender under any of the Security Documents; and/or

12.2.6

require any Lender or its holding company to incur or sustain a loss (including a loss of future potential profits) by reason of being obliged to deduct all or part of its Contribution or the Loan or the Revolving Loan from its capital for regulatory purposes, then and in each such case (subject to clause 12.3):

(i)	such Lender shall notify the Borrower in writing of such event promptly upon its becoming aware of the same; and
(ii)

the Borrower shall on demand made at any time whether or not such Lender’s Contribution has been repaid, pay to the Agent for the account of such Lender the amount which such Lender specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which such Lender or its holding company regards as confidential) is required to compensate such Lender and/or (as the case may be) its holding company for such liability to Taxes, cost, reduction, payment , forgone return or loss.

For the purposes of this clause 12.2 “holding company” means the company or entity (if any) within the consolidated supervision of which a Lender is included.

12.3	Exception

Nothing in clause 12.2 shall entitle any Lender to receive any amount in respect of compensation for any such liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss to the extent that the same is the subject of an additional payment under clause 6.6.

13	APPLICATION OF MONEYS, SET OFF, PRO-RATA PAYMENTS AND MISCELLANEOUS
13.1	Application of moneys

All moneys received by the Agent and/or the Security Trustee under or pursuant to any of the Security Documents and expressed to be applicable in accordance with the provisions of this clause 13.1 or in a manner determined in the Security Trustee’s or (as the case may be) the Agent’s discretion, shall be applied in the following manner:

13.1.1	first, in or towards payment, on a pro-rata basis, of any unpaid costs and expenses of the Agent and the Security Trustee under any of the Security Documents;
13.1.2	secondly, in or towards payment of any fees payable to either Arranger, the Agent or any of the other Banks under, or in relation to, the Security Documents which remain unpaid;
13.1.3

thirdly, in or towards payment to the Lenders, on a pro rata basis, of any accrued interest owing in respect of the Loan and the Revolving Loan which shall have become due under any of the Security Documents but remains unpaid;

13.1.4

fourthly, in or towards repayment of the Loan and the Advances (in such proportions as the Lenders require and whether the same is due and payable or not) and shall be applied, in respect of the Loan, pro rata against the outstanding repayment instalments;

13.1.5

fifthly, in or towards payment to the Lenders, on a pro rata basis any Break Costs and any other sum relating to the Loan or the Revolving Facility which shall have become due under any of the Security Documents (other than under or in relation to the Master Agreement) but remains unpaid;

13.1.6

sixthly, in or towards payment to the Swap Banks of any other sum which shall have become due under the Master Agreements but remains unpaid to be applied pro rata between the Swap Banks depending on their respective Settlement Amounts and Unpaid Amounts (as defined in the respective Master Agreements) under the Master Agreements which relate to this Agreement;

13.1.7

seventhly, in or towards payment to the Swap Banks of any other sum which shall have become due under the Master Agreements but remains unpaid to be applied pro rata between the Swap Banks depending on their respective Settlement Amounts and Unpaid Amounts (as defined in the respective Master Agreements) under the Master Agreements which do not relate to this Agreement; and

13.1.8	eighthly, the surplus (if any) shall be paid to the Borrower or to whomsoever else may then be entitled to receive such surplus.
13.2	Set-off
13.2.1

The Borrower irrevocably authorises each Bank (without prejudice to any of such Bank’s rights at law, in equity or otherwise), at any time and without notice to the Borrower, to apply any credit balance to which the Borrower is then entitled standing upon any account of the Borrower with any branch of such Bank in or towards satisfaction of any sum due and payable from the Borrower to such Bank under any of the Security Documents. For this purpose, each Bank is authorised to purchase with the moneys standing to the credit of such account such other currencies as may be necessary to effect such application.

13.2.2

No Bank shall be obliged to exercise any right given to it by this clause 13.2. Each Bank shall notify the Borrower through the Agent forthwith upon the exercise or purported exercise of any right of set off giving full details in relation thereto and the Agent shall inform the other Banks.

13.2.3	Nothing in this clause 13.2 shall be effective to create a charge or other security interest.
13.3	Pro rata payments
13.3.1

If at any time any Lender (the “Recovering Lender”) receives or recovers any amount owing to it by the Borrower under this Agreement (other than pursuant to any other Security Document) by direct payment, set-off or in any manner other than by payment through the Agent pursuant to clauses 6.1 or 6.9 (not being a payment received from a Transferee Bank or a sub-participant in such Lender’s Contribution or any other payment of an amount due to the Recovering Lender for its sole account pursuant to clauses 3.6, 5, 6.6, 11.1, 11.2, 11.3, 12.1, or 12.2), the Recovering Lender shall, within two (2) Banking Days of such receipt or recovery (a “Relevant Receipt”) notify the Agent of the amount of the Relevant Receipt. If the Relevant Receipt exceeds the amount which the Recovering Lender would have received if the Relevant Receipt had been received by the Agent and distributed pursuant to clause 6.1 or 6.10 (as the case may be) then:

(i)	within two (2) Banking Days of demand by the Agent, the Recovering Lender shall pay to the Agent an amount equal (or equivalent) to the excess;
(ii)

the Agent shall treat the excess amount so paid by the Recovering Lender as if it were a payment made by the Borrower and shall distribute the same to the Lenders (other than the Recovering Lenders) in accordance with clause 6.10; and

(iii)

as between the Borrower and the Recovering Lender the excess amount so re-distributed shall be treated as not having been paid but the obligations of the Borrower to the other Lenders shall, to the extent of the amount so re-distributed to them, be treated as discharged.

13.3.2

If any part of the Relevant Receipt subsequently has to be wholly or partly refunded by the Recovering Lender (whether to a liquidator or otherwise) each Lender to which any part of such Relevant Receipt was so re-distributed shall on request from the Recovering Lender repay to the Recovering Lender such Lender’s pro-rata share of the amount which has to be refunded by the Recovering Lender.

13.3.3	Each Lender shall on request supply to the Agent such information as the Agent may from time to time request for the purposes of this clause 13.3.
13.3.4

Notwithstanding the foregoing provisions of this clause 13.3, no Recovering Lender shall be obliged to share any Relevant Receipt which it receives or recovers pursuant to Proceedings taken by it to recover any sums owing to it under this Agreement with any other party which has a legal right to, but does not, either join in such Proceedings or commence and diligently pursue separate Proceedings to enforce its rights in the same or another court (unless the Proceedings instituted by the Recovering Lender are instituted by it without prior notice having been given to such party through the Agent).

13.4	No release

For the avoidance of doubt it is hereby declared that failure by any Recovering Lender to comply with the provisions of clause 13.3 shall not release any other Recovering Lender from any of its obligations or liabilities under clause 13.3.

13.5	No charge

The provisions of this clause 13 shall not, and shall not be construed so as to, constitute a charge or create or declare a trust by a Lender over all or any part of a sum received or recovered by it in the circumstances mentioned in clause 13.3.

13.6	Further assurance

The Borrower undertakes with each Bank that the Security Documents shall both at the date of execution and delivery thereof and throughout the Facility Period be valid and binding obligations of the respective parties thereto which, with the rights of each Lender thereunder, are enforceable in accordance with their respective terms and that they will, at their expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the reasonable opinion of the Majority Lenders may be necessary or desirable for perfecting the security contemplated or constituted by the Security Documents.

13.7	Conflicts

In the event of any conflict between this Agreement and any of the other Security Documents, the provisions of this Agreement shall prevail.

13.8	No implied waivers, remedies cumulative

No failure or delay on the part of any of the Banks to exercise any power, right or remedy under any of the Security Documents shall operate as a waiver thereof, nor shall any single or partial exercise by any Bank of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in the Security Documents are cumulative and are not exclusive of any remedies provided by law. No waiver by any Bank shall be effective unless it is in writing.

13.9	Severability

If any provision of this Agreement (including the Indenture Excerpt) is prohibited, invalid, illegal or unenforceable in any jurisdiction, such prohibition, invalidity, illegality or unenforceability shall not affect or impair howsoever the remaining provisions thereof or affect the validity, legality or enforceability of such provision in any other jurisdiction.

13.10	Force Majeure

Regardless of any other provision of this Agreement, none of the Banks shall be liable for any failure to perform the whole or any part of this Agreement resulting directly or indirectly from (i) the action or inaction or purported action of any governmental or local authority (ii) any strike, lockout, boycott or blockade (including any strike, lockout, boycott or blockade effected by or upon the Bank or any of its representatives or employees) (iii) any act of God (iv) any act of war (whether declared or not) or terrorism (v) any failure of any information technology or other operational systems or equipment affecting the Bank or (vi) any other circumstances whatsoever outside the Bank’s control.

13.11	Amendments

This Agreement may be amended or varied only by an instrument in writing executed by all parties hereto who irrevocably agree that the provisions of this clause 13.11 may not be waived or modified except by an instrument in writing to that effect signed by both of them.

13.12	Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same agreement which may be sufficiently evidenced by one counterpart.

13.13	English language

All documents required to be delivered under and/or supplied whensoever in connection howsoever with any of the Security Documents and all notices, communications, information and other written material whatsoever given or provided in connection howsoever therewith must either be in the English language or accompanied by an English translation certified by a notary, lawyer or consulate acceptable to the Agent.

14	ACCOUNTS AND RETENTIONS
14.1	General

The Borrower undertakes with each Bank that it will ensure that:

14.1.1	the Technical Manager will on or before the first Drawdown Date, open the Earnings Account in its name; and
14.1.2

all moneys payable to any Owner in respect of the Earnings (as defined in the relevant Mortgage) of its Mortgaged Vessel shall, unless and until the Agent (acting on the instructions of the Majority Lenders) directs to the contrary pursuant to the provisions of the relevant Mortgage, be paid to the Earnings Account, Provided however that if any of the moneys paid to the Earnings Account are payable in a currency other than USD, they shall be paid to a sub-account of the Earnings Account denominated in such currency (except that if the Technical Manager fails to open such a sub-account, the Account Bank shall then convert such moneys into USD at the Account Bank’s spot rate of exchange at the relevant time for the purchase of USD with such currency and the term “spot rate of exchange” shall include any premium and costs of exchange payable in connection with the purchase of USD with such currency).

14.2	Earnings Account: withdrawals

Any sums standing to the credit of the Earnings Account may be applied from time to time (i) Firstly and to make the payments required under this Agreement, (ii) secondly subject to there being no breach of Clause 14.3 and to no Event of Default having occurred, in the operation of the Vessels and (iii) subject to there being at any time sufficient funds to pay amounts due under (i) and (ii) above as they fall due, thirdly for the general corporate purposes of the Borrower.

14.3	Retention Account: credits and withdrawals
14.3.1

The Borrower undertakes with each Bank that, throughout the Facility Period, it will procure that, on each Retention Date there is paid (whether from the Earnings Account or elsewhere) to the Retention Account, the Retention Amount for such date.

14.3.2

Unless and until there shall occur an Event of Default (whereupon the provisions of clause 14.5 shall apply), all Retention Amounts credited to the Retention Account together with interest from time to time accruing or at any time accrued thereon must be applied by the Account Bank (and the Borrower hereby irrevocably authorises the Account Bank so to apply the same) upon each Repayment Date and/or on each day that interest is payable on the Loan pursuant to clause 3.1, in or towards payment to the Agent of the instalment then falling due for repayment or, as the case may be, the amount of interest then due. Each such application by the Account Bank shall constitute a payment in or towards satisfaction of the Borrower’s corresponding payment obligations under this Agreement but shall be strictly without prejudice to the obligations of the Borrower to make any such payment to the extent that the aforesaid application by the Account Bank is insufficient to meet the same.

Unless the Agent (acting on the instructions of the Majority Banks) otherwise agrees in writing and subject to this clause 14.3.2, Borrower shall not be entitled to withdraw any moneys from the Retention Account at any time during the Facility Period.

14.4	Application of accounts

At any time after the occurrence of an Event of Default, the Agent may (and on the instructions of the Majority Lenders shall), without notice to the Borrower, instruct the Account Bank to apply all moneys then standing to the credit of the Earnings Account and/or the Retention Account (together with interest from time to time accruing or accrued thereon) in or towards satisfaction of any sums due to the Banks or any of them under the Security Documents in the manner specified in clause 13.1.

14.5	Charging of accounts

The Earnings Account and the Retention Account and all amounts from time to time respectively standing to the credit thereof shall be subject to the security constituted and the rights conferred by, respectively, the Earnings Account Pledge and the Retention Account Pledge.

15	ASSIGNMENT, TRANSFER AND LENDING OFFICE
15.1	Benefit and burden

This Agreement shall be binding upon, and enure for the benefit of, the Banks and the Borrower and their respective successors in title.

15.2	No assignment by Borrower

No Borrower may assign or transfer any of its rights or obligations under this Agreement.

15.3	Transfers by Banks

Any Lender (the “Transferor Lender”) may at any time cause all or any part of its rights, benefits and/or obligations under this Agreement and the other Security Documents to be transferred (i) without the consent of any other Bank or Borrower to a wholly owned banking subsidiary or associated company or special purpose vehicle or company of the Transferor Lender or (ii) subject to the prior written consent of the Arrangers and (if no Default has occurred) of the Borrower (such consent not to be unreasonably withheld or delayed) to another first class international bank or financial institution which is experienced in ship finance transactions (in either case a “Transferee Lender”) by delivering to the Agent a Transfer Certificate duly completed and duly executed by the Transferor Lender and the Transferee Lender. No such transfer is binding on, or effective in relation to, the Borrower or the Agent unless (i) it is effected or evidenced by a Transfer Certificate which complies with the provisions of this clause 15.3 and is signed by or on behalf of the Transferor Lender, the Transferee Lender and the Agent (on behalf of itself, the Borrower and the other Banks) and (ii) such transfer of rights under the other Security Documents has been effected and registered. Upon signature of any such Transfer Certificate by the Agent, which signature shall be effected as promptly as is practicable after such Transfer Certificate has been delivered to the Agent, and subject to the terms of such Transfer Certificate, such Transfer Certificate shall have effect as set out below.

The following further provisions shall have effect in relation to any Transfer Certificate:

15.3.1	a Transfer Certificate may be in respect of a Lender’s rights in respect of all, or part of, its Commitment and shall be in respect of the same proportion of its Contribution;
15.3.2

a Transfer Certificate shall only be in respect of rights and obligations of the Transferor Lender in its capacity as a Lender and shall not transfer its rights and obligations (if applicable) as the Agent, or in any other capacity, as the case may be and such other rights and obligations may only be transferred in accordance with any applicable provisions of this Agreement;

15.3.3	a Transfer Certificate shall take effect in accordance with English law as follows:
(i)

to the extent specified in the Transfer Certificate, the Transferor Lender’s payment rights and all its other rights (other than those referred to in clause 15.3.2 above) under this Agreement are assigned to the Transferee Lender absolutely, free of any defects in the Transferor Lender’s title and of any rights or equities which the Borrower had against the Transferor Lender and the

Transferee Lender assumes all obligations of the Transferor Lender as are transferred by such Transfer Certificate;

(ii)	the Transferor Lender’s Commitment is discharged to the extent specified in the Transfer Certificate;
(iii)	the Transferee Lender becomes a Lender with a Contribution and/or a Commitment in respect of each of the Loan Facility and the Revolving Facility of the amounts specified in the Transfer Certificate;
(iv)

the Transferee Lender becomes bound by all the provisions of this Agreement and the Security Documents which are applicable to the Lenders generally, including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Arrangers, the Agent and the Security Trustee and to the extent that the Transferee Lender becomes bound by those provisions, the Transferor Lender ceases to be bound by them;

(v)

an Advance or part of an Advance which the Transferee Lender makes after the Transfer Certificate comes into effect ranks in point of priority and security in the same way as it would have ranked had it been made by the Transferor Lender, assuming that any defects in the Transferor Lender’s title and any rights or equities of any Security Party against the Transferor Lender had not existed; and

(vi)

the Transferee Lender becomes entitled to all the rights under this Agreement which are applicable to the Lenders generally, including but not limited to those relating to the Majority Lenders and those under clauses 3.6, 5 and 12 and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them;

15.3.4	the rights and equities of the Borrower or of any other Security Party referred to above include, but are not limited to, any right of set-off and any other kind of cross-claim; and
15.3.5

the Borrower, the Account Bank, the Security Trustee, the Arrangers and the Lenders hereby irrevocably authorise and instruct the Agent to sign any such Transfer Certificate on their behalf and undertake not to withdraw, revoke or qualify such authority or instruction at any time. Promptly upon its signature of any Transfer Certificate, the Agent shall notify the Borrower, the Transferor Lender and the Transferee Lender.

15.4	Reliance on Transfer Certificate
15.4.1

The Agent shall be entitled to rely on any Transfer Certificate believed by it to be genuine and correct and to have been presented or signed by the persons by whom it purports to have been presented or signed, and shall not be liable to any of the parties to this Agreement and the Security Documents for the consequences of such reliance.

15.4.2

The Agent shall at all times during the continuation of this Agreement maintain a register in which it shall record the name, Commitments, Contributions and administrative details (including the lending office) from time to time of the Lenders holding a Transfer Certificate and the date at which the transfer referred to in such

Transfer Certificate held by each Lender was transferred to such Lender, and the Agent shall make the said register available for inspection by any Lender or the Borrower during normal banking hours upon receipt by the Agent of reasonable prior notice requesting the Agent to do so.

15.4.3

The entries on the said register shall, in the absence of manifest error, be conclusive in determining the identities of the Commitments, the Contributions and the Transfer Certificates held by the Lenders from time to time and the principal amounts of such Transfer Certificates and may be relied upon by all parties to this Agreement.

15.5	Transfer fees and expenses

Any Transferor Lender who causes the transfer of all or any part of its rights, benefits and/or obligations under the Security Documents in accordance with the foregoing provisions of this clause 15, must, on each occasion, pay to the Agent a transfer fee of one thousand Dollars (USD 1,000) and, in addition, be responsible for all other costs and expenses (including, but not limited to, reasonable legal fees and expenses) associated therewith and all value added tax thereon, as well as those of the Agent (in addition to its fee as aforesaid) in connection with such transfer.

15.6	Documenting transfers

If any Lender assigns all or any part of its rights or transfers all or any part of its rights, benefits and/or obligations as provided in clause 15.3, the Borrower undertakes, immediately on being requested to do so by the Agent and at the cost of the Transferor Lender, to enter into, and procure that the other Security Parties shall (at the cost of the Transferor Lender) enter into, such documents as may be necessary or desirable to transfer to the Transferee Lender all or the relevant part of such Lender’s interest in the Security Documents and all relevant references in this Agreement to such Lender shall thereafter be construed as a reference to the Transferor Lender and/or its Transferee Lender (as the case may be) to the extent of their respective interests.

15.7	Sub-Participation

A Lender may sub-participate all or any part of its rights and/or obligations under the Security Documents at its own expense without the consent of, or notice to, the Borrower.

15.8	Lending office

Each Lender shall lend through its office at the address specified in schedule 1 or, as the case may be, in any relevant Transfer Certificate or through any other office of such Lender selected from time to time by it through which such Lender wishes to lend for the purposes of this Agreement. If the office through which a Lender is lending is changed pursuant to this clause 15.8, such Lender shall notify the Agent promptly of such change and the Agent shall notify the Borrower, the Security Trustee, the Account Bank and the other Lenders.

15.9	Disclosure of information

A Bank may disclose to a prospective assignee, transferee or to any other person who may propose entering into contractual relations with such Bank in relation to this

Agreement and/or the Master Agreement such information about the Borrower and/or the other Security Parties as such Bank shall consider appropriate.

16	ARRANGERS, AGENT AND SECURITY TRUSTEE
16.1	Appointment of the Agent

Each Lender and each Swap Bank irrevocably appoint the Agent as its agent for the purposes of this Agreement and such of the Security Documents to which it may be appropriate for the Agent to be party. Accordingly each of the Lenders and each Swap Bank hereby authorise the Agent:

16.1.1	to execute such documents as may be approved by the Majority Lenders for execution by the Agent; and
16.1.2

(whether or not by or through employees or agents) to take such action on such Lender’s behalf and to exercise such rights, remedies, powers and discretions as are specifically delegated to the Agent by any Security Document, together with such powers and discretions as are reasonably incidental thereto.

16.2	Agent’s actions

Any action taken by the Agent under or in relation to any of the Security Documents whether with requisite authority or on the basis of appropriate instructions received from the Majority Lenders (or as otherwise duly authorised) shall be binding on all the Lenders and the Swap Banks.

16.3	Agent’s duties

The Agent shall:

16.3.1

promptly notify each Lender of the contents of each notice, certificate or other document received by it from the Borrower under or pursuant to clauses 8.1.1, 8.1.6, 8.1.9, 8.1.10, 8.1.13 and 8.1.17; and

16.3.2

(subject to the other provisions of this clause 16) take (or instruct the Security Trustee to take) such action or, as the case may be, refrain from taking (or authorise the Security Trustee to refrain from taking) such action with respect to the exercise of any of its rights, remedies, powers and discretions as agent, as the Majority Lenders may direct.

16.4	Agent’s rights

The Agent may:

16.4.1

in the exercise of any right, remedy, power or discretion in relation to any matter, or in any context, not expressly provided for by this Agreement or any of the other Security Documents, act or, as the case may be, refrain from acting (or authorise the Security Trustee to act or refrain from acting) in accordance with the instructions of the Lenders, and shall be fully protected in so doing;

16.4.2

unless and until it has received directions from the Majority Lenders, take such action or, as the case may be, refrain from taking such action (or authorise the Security Trustee to take or refrain from taking such action) in respect of a Default of which the Agent has actual knowledge as it shall consider advisable in the best interests of the Lenders (but shall not be obliged to do so);

16.4.3

refrain from acting (or authorise the Security Trustee to refrain from acting) in accordance with any instructions of the Lenders to institute any Proceedings arising out of or in connection with any of the Security Documents until it and/or the Security Trustee has been indemnified and/or secured to its satisfaction against any and all costs, expenses or liabilities (including legal fees) which it would or might incur as a result;

16.4.4

deem and treat (i) each Lender as the person entitled to the benefit of the Contribution of such Lender for all purposes of this Agreement unless and until a notice shall have been filed with the Agent pursuant to clause 15.3 and shall have become effective, and (ii) the office set opposite the name of each of the Lenders in schedule 1 as its lending office unless and until a written notice of change of lending office shall have been received by the Agent and the Agent may act upon any such notice unless and until the same is superseded by a further such notice;

16.4.5

rely as to matters of fact which might reasonably be expected to be within the knowledge of any Security Party upon a certificate signed by any director or officer of the relevant Security Party on behalf of the relevant Security Party; and

16.4.6	do anything which is in its opinion necessary or desirable to comply with any law or regulation in any jurisdiction.
16.5	No Liability of Arranger or Agent

Neither an Arranger nor the Agent nor any of their respective employees and agents shall:

16.5.1

be obliged to make any enquiry as to the use of any of the proceeds of the Loan or the Revolving Loan unless (in the case of the Agent) so required in writing by a Lender, in which case the Agent shall promptly make the appropriate request to the Borrower; or

16.5.2

be obliged to make any enquiry as to any breach or default by the Borrower or any other Security Party in the performance or observance of any of the provisions of the Security Documents or as to the existence of a Default unless (in the case of the Agent) the Agent has actual knowledge thereof or has been notified in writing thereof by a Bank, in which case the Agent shall promptly notify the Banks of the relevant event or circumstance; or

16.5.3	be obliged to enquire whether or not any representation or warranty made by the Borrower or any other Security Party pursuant to this Agreement or any of the other Security Documents is true; or
16.5.4

be obliged to do anything (including, without limitation, disclosing any document or information) which would, or might in its opinion, be contrary to any law or regulation or be a breach of any duty of confidentiality or otherwise be actionable or render it liable to any person; or

16.5.5	be obliged to account to any Lender for any sum or the profit element of any sum received by it for its own account; or

16.5.6	be obliged to institute any Proceedings arising out of or in connection with any of the Security Documents other than on the instructions of the Majority Lenders; or
16.5.7	be liable to any Lender for any action taken or omitted under or in connection with any of the Security Documents unless caused by its gross negligence or wilful misconduct.

For the purposes of this clause 16, neither an Arranger nor the Agent shall be treated as having actual knowledge of any matter of which the corporate finance or any other division outside the agency or loan administration department of an Arranger or the person for the time being acting as the Agent may become aware in the context of corporate finance, advisory or lending activities from time to time undertaken by an Arranger or, as the case may be, the Agent for any Security Party or any other person which may be a trade competitor of any Security Party or may otherwise have commercial interests similar to those of any Security Party.

16.6	Non –reliance on Arranger or Agent

Each Lender and each Swap Bank acknowledge that it has not relied on any statement, opinion, forecast or other representation made by an Arranger or the Agent to induce it to enter into any of the Security Documents and that it has made and will continue to make, without reliance on either Arranger or the Agent and based on such documents as it considers appropriate, its own appraisal of the creditworthiness of the Security Parties and its own independent investigation of the financial condition, prospects and affairs of the Security Parties in connection with the making and continuation of such Lender’s Commitment or Contribution under this Agreement. None of the Arrangers and the Agent shall have any duty or responsibility, either initially or on a continuing basis, to provide any Lender or a Swap Bank with any credit or other information with respect to any Security Party whether coming into its possession before the making of any Advance or the Loan or at any time or times thereafter other than as provided in clause 16.3.1.

16.7	No responsibility on Arranger or Agent for Borrower’s performance

Neither Arranger nor the Agent shall have any responsibility or liability to any Lender or a Swap Bank:

16.7.1	on account of the failure of any Security Party to perform its obligations under any of the Security Documents; or
16.7.2	for the financial condition of any Security Party; or
16.7.3	for the completeness or accuracy of any statements, representations or warranties in any of the Security Documents or any document delivered under any of the Security Documents; or
16.7.4

for the execution, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence of any of the Security Documents or of any certificate, report or other document executed or delivered under any of the Security Documents; or

16.7.5	to investigate or make any enquiry into the title of the Borrower or any other Security Party to the Mortgaged Vessels or any other security or any part thereof; or

16.7.6	for the failure to register any of the Security Documents with any official or regulatory body or office or elsewhere; or
16.7.7	for taking or omitting to take any other action under or in relation to any of the Security Documents or any aspect of any of the Security Documents; or
16.7.8	on account of the failure of the Security Trustee to perform or discharge any of its duties or obligations under the Security Documents; or
16.7.9	otherwise in connection with the Security Documents or their negotiation or for acting (or, as the case may be, refraining from acting) in accordance with the instructions of the Lenders.
16.8	Reliance on documents and professional advice

Each of the Arrangers and the Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper person and shall be entitled to rely as to legal or other professional matters on opinions and statements of any legal or other professional advisers selected or approved by it (including those in such Arranger’s or, as the case may be, the Agent’s employment).

16.9	Other dealings

Each of the Arrangers and the Agent may, without any liability to account to the Lenders, accept deposits from, lend money to, and generally engage in any kind of banking or other business with, and provide advisory or other services to, any Security Party or any company in the same group of companies as such Security Party or any of the Lenders as if it were not such Arranger or, as the case may be, the Agent.

16.10	Rights of Agent as Lender; no partnership

With respect to its own Commitment and Contribution (if any) the Agent shall have the same rights and powers under the Security Documents as any other Lender and may exercise the same as though it were not performing the duties and functions delegated to it under this Agreement and the term “Lenders” shall, unless the context clearly otherwise indicates, include the Agent in its individual capacity as a Lender. This Agreement shall not be construed so as to constitute a partnership between the parties or any of them.

16.11	Amendments and waivers
16.11.1

Subject to clause 16.11, the Agent may, with the consent of the Majority Lenders (or if and to the extent expressly authorised by the other provisions of any of the Security Documents) and, if so instructed by the Majority Lenders, shall:

16.11.2	agree (or authorise the Security Trustee to agree) amendments or modifications to any of the Security Documents with the Borrower and/or any other Security Party; and/or
16.11.3

vary or waive breaches of, or defaults under, or otherwise excuse performance of, any provision of any of the other Security Documents by the Borrower and/or any other Security Party (or authorise the Security Trustee to do so).

Any such action so authorised and effected by the Agent shall be documented in such manner as the Agent shall (with the approval of the Majority Lenders) determine, shall be promptly notified to the Lenders by the Agent and (without prejudice to the generality of clause 16.2) shall be binding on the Lenders.

16.11.4

Except with the prior written consent of the Lenders, the Agent shall have no authority on behalf of the Lenders to agree (or authorise the Security Trustee to agree) with the Borrower and/or any other Security Party any amendment or modification to any of the Security Documents or to grant (or authorise the Security Trustee to grant) waivers in respect of breaches or defaults or to vary or excuse (or authorise the Security Trustee to vary or excuse) performance of or under any of the Security Documents by the Borrower and/or any other Security Party, if the effect of such amendment, modification, waiver or excuse would be to:

(i)	reduce the Applicable Margin, postpone the due date or reduce the amount of any payment of principal, interest or other amount payable by any Security Party under any of the Security Documents;
(ii)	change the currency in which any amount is payable by any Security Party under any of the Security Documents;
(iii)	increase any Lender’s Commitment;
(iv)	extend the Maturity Date;
(v)

change any provision of any of the Security Documents which expressly or impliedly requires the approval or consent of all the Lenders such that the relevant approval or consent may be given otherwise than with the sanction of all the Lenders;

(vi)	change the order of distribution under clauses 6.10 and 13.1;
(vii)	change this clause 16.11;
(viii)	change the definition of “Majority Lenders” in clause 1.2;
(ix)

release any Security Party from the security constituted by any Security Document (except as required by the terms thereof or by law) or change the terms and conditions upon which such security or guarantee may be, or is required to be, released.

16.12	Reimbursement and indemnity by Lenders

Each Lender shall reimburse the Agent (rateably in accordance with such Lender’s Commitment or, after the first Advance or the Loan has been drawn, its Contribution,) to the extent that the Agent is not reimbursed by the Borrower, for the costs, charges and expenses incurred by the Agent which are expressed to be payable by the Borrower under clause 5.2 including (in each case), without limitation, the fees and expenses of legal or other professional advisers provided that, if following any payment to the Agent by a Lender under this clause the Agent receives payment from the Borrower in respect of the same costs, fees or expenses, the Agent shall upon receipt thereof reimburse the relevant Lender. Each Lender must on demand indemnify the Agent (rateably in accordance with such Lender’s Commitment or, after the first Advance or the Loan has been drawn, its Contribution) against all liabilities, damages, costs and claims whatsoever incurred by the Agent in connection with any of the Security Documents or the performance of its duties under any of the Security Documents or any action taken or omitted by the Agent under any of the Security Documents, unless such liabilities, damages, costs or claims arise from the Agent’s own gross negligence or wilful misconduct.

16.13	Retirement of Agent
16.13.1

The Agent may, having given to the Borrower and each of the Lenders not less than fifteen (15) days’ notice of its intention to do so, retire from its appointment as Agent under this Agreement, provided that no such retirement shall take effect unless there has been appointed by the Lenders as a successor agent:

(i)	a company in the same group of companies as the Agent nominated by the Agent,
(ii)	a Lender nominated by the Majority Lenders or, failing such a nomination,
(iii)	any reputable and experienced bank or financial institution nominated by the retiring Agent.

Any corporation into which the retiring Agent may be merged or converted or any corporation with which the Agent may be consolidated or any corporation resulting from any merger, conversion, amalgamation, consolidation or other reorganisation to which the Agent shall be a party shall, to the extent permitted by applicable law, be the successor Agent under this Agreement and the other Security Documents without the execution or filing of any document or any further act on the part of any of the parties to the Security Documents save that notice of any such merger, conversion, amalgamation, consolidation or other reorganisation shall forthwith be given to each Security Party and the Lenders. Prior to any such successor being appointed, the Agent agrees to consult with the Borrower and the Lenders as to the identity of the proposed successor and to take account of any reasonable objections which the Borrower and the Lenders may raise to such successor being appointed.

16.13.2

If the Majority Lenders, acting reasonably, are of the opinion that the Agent is unable to fulfil its obligations under this Agreement in a professional and acceptable manner, then they may require the Agent, by written notice, to resign in accordance with clause 16.13.1, which the Agent shall promptly do, and the terms of clause 16.13.1 shall apply to the appointment of any substitute Agent, save that the same shall be appointed by the Majority Lenders and not by all of the Lenders.

16.13.3

Upon any such successor as aforesaid being appointed, the retiring Agent shall be discharged from any further obligation under the Security Documents (but shall continue to have the benefit of this clause 16 in respect of any action it has taken or refrained from taking prior to such discharge) and its successor and each of the other parties to this Agreement shall have the same rights and obligations among themselves as they would have had if such successor had been a party to this Agreement in place of the retiring Agent. The retiring Agent shall (at its own expense) provide its successor with copies of such of its records as its successor reasonably requires to carry out its functions under the Security Documents.

16.14	Appointment and retirement of Security Trustee
16.14.1	Appointment

Each of the Lenders, the Swap Banks and the Agent irrevocably appoints the Security Trustee as its Security Trustee and trustee for the purposes of the Security Documents, in each case on the terms set out in this Agreement. Accordingly, each of the Lenders, the Swap Banks and the Agent hereby authorises the Security Trustee (whether or not by or through employees or agents) to take such action on its behalf and to exercise such rights, remedies, powers and discretions as are specifically delegated to the Security Trustee by this Agreement and/or the Security Documents, together with such powers and discretions as are reasonably incidental thereto.

16.14.2	Retirement

Without prejudice to clause 16.13, the Security Trustee may, having given to the Borrower and each of the Lenders and the Swap Banks not less than fifteen (15) days’ notice of its intention to do so, retire from its appointment as Security Trustee under this Agreement and any Trust Deed, provided that no such retirement shall take effect unless there has been appointed by the Lenders and the Agent as a successor Security Trustee and trustee:

(i)

a company in the same group of companies of the Security Trustee nominated by the Security Trustee which the Lenders hereby irrevocably and unconditionally agree to appoint or, failing such nomination,

(ii)	a Lender or trust corporation nominated by the Majority Lenders or, failing such a nomination,
(iii)	any bank or trust corporation nominated by the retiring Security Trustee,

and, in any case, such successor Security Trustee and trustee shall have duly accepted such appointment by delivering to the Agent (i) written confirmation (in a form acceptable to the Agent) of such acceptance agreeing to be bound by this Agreement in the capacity of Security Trustee as if it had been an original party to this Agreement and (ii) a duly executed Trust Deed.

Any corporation into which the retiring Security Trustee may be merged or converted or any corporation with which the Security Trustee may be consolidated or any corporation resulting from any merger, conversion, amalgamation, consolidation or other reorganisation to which the Security Trustee shall be a party shall, to the extent permitted by applicable law, be the successor Security Trustee under this Agreement, any Trust Deed and the other Security Documents without the execution or filing of any document or any further act on the part of any of the parties to this Agreement, any Trust Deed and the other Security Documents save that notice of any such merger, conversion, amalgamation, consolidation or other reorganisation shall forthwith be given to each Security Party, the Swap Banks and the Lenders. Prior to any such successor being appointed, the Security Trustee agrees to consult with the Borrower as to the identity of the proposed successor and to take account of any reasonable objections which the Borrower may raise to such successor being appointed.

Upon any such successor as aforesaid being appointed, the retiring Security Trustee shall be discharged from any further obligation under the Security Documents (but shall continue to have the benefit of this clause 16 in respect of any action it has taken or refrained from taking prior to such discharge) and its successor and each of the other parties to this Agreement shall have the same rights and obligations among themselves as they would have had if such successor had been a party to this Agreement in place of the retiring Security Trustee. The retiring Security Trustee shall (at its own expense) provide its successor with copies of such of its records as its successor reasonably requires to carry out its functions under the Security Documents.

16.15	Powers and duties of the Security Trustee
16.15.1

The Security Trustee shall have no duties, obligations or liabilities to any of the Lenders and the Agent beyond those expressly stated in any of the Security Documents. Each of the Agent and the Swap Banks, the Lenders hereby authorises the Security Trustee to enter into and execute:

(i)	each of the Security Documents to which the Security Trustee is or is intended to be a party; and
(ii)	any and all such other Security Documents as may be approved by the Agent in writing (acting on the instructions of the Majority Lenders) for entry into by the Security Trustee,

and, in each and every case, to hold any and all security thereby created upon trust for the Lenders, the Swap Banks and the Agent for the time being in the manner contemplated by this Agreement.

16.15.2	Subject to clause 16.15.3 the Security Trustee may, with the prior consent of the Majority Lenders communicated in writing by the Agent, concur with any of the Security Parties to:
(i)	amend, modify or otherwise vary any provision of the Security Documents to which the Security Trustee is or is intended to be a party; or
(ii)	waive breaches of, or defaults under, or otherwise excuse performance of, any provision of the Security Documents to which the Security Trustee is or is intended to be a party.

Any such action so authorised and effected by the Security Trustee shall be promptly notified to the Lenders, the Swap Banks and the Agent by the Security Trustee and shall be binding on the other Banks.

16.15.3	The Security Trustee shall not concur with any Security Party with respect to any of the matters described in clause 16.11.4 without the consent of the Lenders communicated in writing by the Agent.
16.15.4

The Security Trustee shall (subject to the other provisions of this clause 16) take such action or, as the case may be, refrain from taking such action, with respect to any of its rights, powers and discretions as Security Trustee and trustee, as the Agent may direct. Subject as provided in the foregoing provisions of this clause, unless and until the Security Trustee has received such instructions from the Agent, the Security Trustee may, but shall not be obliged to, take (or refrain from taking) such action under or pursuant to the Security Documents referred to in clause 16.14 as the Security Trustee shall deem advisable in the best interests of the Banks provided that (for the avoidance of doubt), to the extent that this clause might otherwise be construed as authorising the Security Trustee to take, or refrain from taking, any action of the nature referred to in clause 16.15.2 - and for which the prior consent of the Lenders is expressly required under clause 16.15.3 - clauses 16.15.2 and 16.15.3 shall apply to the exclusion of this clause.

16.15.5

None of the Lenders, the Swap Banks nor the Agent shall have any independent power to enforce any of the Security Documents referred to in clause 16.14 or to exercise any rights, discretions or powers or to grant any consents or releases under or pursuant to such Security Documents or any of them or otherwise have direct recourse to the security and/or guarantees constituted by such Security Documents or any of them except through the Security Trustee.

16.15.6

For the purpose of this clause 16, the Security Trustee may, rely and act in reliance upon any information from time to time furnished to the Security Trustee by the Agent (whether pursuant to clause 16.15.7 or otherwise) unless and until the same is superseded by further such information, so that the Security Trustee shall have no liability or responsibility to any party as a consequence of placing reliance on and acting in reliance upon any such information unless the Security Trustee has actual knowledge that such information is inaccurate or incorrect.

16.15.7

Without prejudice to the foregoing each of the Agent, the Swap Banks and the Lenders (whether directly or through the Agent) shall provide the Security Trustee with such written information as it may reasonably require for the purpose of carrying out its duties and obligations under the Security Documents referred to in clause 16.14.

16.16	Trust provisions
16.16.1	The trusts constituted or evidenced in or by this Agreement and the Trust Deed shall remain in full force and effect until whichever is the earlier of:
(i)	the expiration of a period of eighty (80) years from the date of this Agreement; and
(ii)

receipt by the Security Trustee of confirmation in writing by the Agent that there is no longer outstanding any Indebtedness (actual or contingent) which is secured or guaranteed or otherwise assured by or under any of the Security Documents, and the parties to this Agreement declare that the perpetuity period applicable to this Agreement and the trusts declared by the Trust Deed shall for the purposes of the Perpetuities and Accumulations Act 1964 be the period of eighty (80) years from the date of this Agreement.

16.16.2

In its capacity as trustee in relation to the Security Documents specified in clause 16.14, the Security Trustee shall, without prejudice to any of the powers, discretions and immunities conferred upon trustees by law (and to the extent not inconsistent with the provisions of any of those Security Documents), have all the same powers and discretions as a natural person acting as the beneficial owner of such property and/or as are conferred upon the Security Trustee by any of those Security Documents.

16.16.3

It is expressly declared that, in its capacity as trustee in relation to the Security Documents specified in clause 16.14, the Security Trustee shall be entitled to invest moneys forming part of the security and which, in the opinion of the Security Trustee, may not be paid out promptly following receipt in the name or under the control of the Security Trustee in any of the investments for the time being authorised by law for the investment by trustees of trust moneys or in any other property or investments whether similar to the aforesaid or not or by placing the same on deposit in the name or under the control of the Security Trustee as the Security Trustee may think fit without being under any duty to diversify its investments and the Security Trustee may at any time vary or transpose any such property or investments for or into any others of a like nature and shall not be responsible for any loss due to depreciation in value or otherwise of such property or investments. Any investment of any part or all of the security may, at the discretion of the Security Trustee, be made or retained in the names of nominees.

16.17	Independent action by Banks

None of the Banks shall enforce, exercise any rights, remedies or powers or grant any consents or releases under or pursuant to, or otherwise have a direct recourse to the security and/or guarantees constituted by any of the Security Documents without the prior written consent of the Majority Lenders but, provided such consent has been obtained, it shall not be necessary for any other Bank to be joined as an additional party in any Proceedings for this purpose.

16.18	Common Agent and Security Trustee

The Agent and the Security Trustee have entered into the Security Documents in their separate capacities (a) as agent for the Lenders under and pursuant to this Agreement (in the case of the Agent) and (b) as Security Trustee and trustee for the Lenders, the Swap Banks and the Agent under and pursuant to this Agreement, to hold the guarantees and/or security created by the Security Documents specified in clause 16.14 on the terms set out in such Security Documents (in the case of the Security Trustee). If and when the Agent and the Security Trustee are the same entity and any Security Document provides for the Agent to communicate with or provide instructions to the Security Trustee (and vice versa), all parties to this Agreement agree that any such communications or instructions on such occasions are unnecessary and are hereby waived.

16.19	Co-operation to achieve agreed priorities of application

The Lenders and the Agent shall co-operate with each other and with the Security Trustee and any receiver under the Security Documents in realising the property and assets subject to the Security Documents and in ensuring that the net proceeds realised under the Security Documents after deduction of the expenses of realisation are applied in accordance with clause 13.1.

16.20	The Prompt distribution of proceeds

Moneys received by any of the Banks (whether from a receiver or otherwise) pursuant to the exercise of (or otherwise by virtue of the existence of) any rights and powers under or pursuant to any of the Security Documents shall (after providing for all costs, charges, expenses and liabilities and other payments ranking in priority) be paid to the Agent for distribution (in the case of moneys so received by any of the Banks other than the Agent or the Security Trustee) and shall be distributed by the Agent or, as the case may be, the Security Trustee (in the case of moneys so received by the Agent or, as the case may be, the Security Trustee) in each case in accordance with clause 13.1. The Agent or, as the case may be, the Security Trustee shall make each such application and/or distribution as soon as is practicable after the relevant moneys are received by, or otherwise become available to, the Agent or, as the case may be, the Security Trustee save that (without prejudice to any other provision contained in any of the Security Documents) the Agent or, as the case may be, the Security Trustee (acting on the instructions of the Majority Lenders) or any receiver may credit any moneys received by it to a suspense account for so long and in such manner as the Agent or such receiver may from time to time determine with a view to preserving the rights of the Agent and/or the Security Trustee and/or the Account Bank and/or the Arrangers and/or the Lenders, the Swap Banks or any of them to provide for the whole of their respective claims against the Borrower or any other person liable.

16.21	Reconventioning

After consultation with the Borrower and the Lenders and notwithstanding clause 16.11, the Agent shall be entitled to make such amendments to this Agreement as it may determine to be necessary to take account of any changes in market practices as a consequence of the European Monetary Union (whether as to the settlement or rounding of obligations, business days, the calculation of interest or otherwise whatsoever). So far as possible such amendments shall be such as to put the parties in the same position as if the event or events giving rise the need to amend this Agreement had not occurred. Any amendment so made to this Agreement by the Agent shall be promptly notified to the other parties hereto and shall be binding on all parties hereto.

16.22	Exclusivity

Without prejudice to the Borrower’s rights, in certain instances, to give their consent thereunder, clauses 15 and 16 are for the exclusive benefit of the Banks.

17	NOTICES AND OTHER MATTERS
17.1	Notices
17.1.1

unless otherwise specifically provided herein, every notice under or in connection with this Agreement shall be given in English by letter delivered personally and/or sent by post and/or transmitted by fax and/or electronically;

17.1.2	in this clause “notice” includes any demand, consent, authorisation, approval, instruction, certificate, request, waiver or other communication.

17.2	Addresses for communications, effective date of notices
17.2.1

Subject to clause 17.2.2, clause 17.2.5 and 17.3 notices to the Borrower shall be deemed to have been given and shall take effect when received in full legible form by the Borrower at the address and/or the fax number appearing below (or at such other address or fax number as the Borrower may hereafter specify for such purpose to the Agent by notice in writing);

Address	c/o Navios ShipManagement Inc. 85 Akti Miaouli Piraeus Greece
Fax no:	+ 30 210 453 2070

17.2.2

notwithstanding the provisions of clause 17.2.1 or clause 17.2.5, a notice of Default and/or a notice given pursuant to clause 10.2 or clause 10.3 to the Borrower shall be deemed to have been given and shall take effect when delivered, sent or transmitted by the Banks or any of them to the Borrower to the address or fax number referred to in clause 17.2.1;

17.2.3

subject to clause 17.2.5, notices to the Agent and/or Arrangers and/or Account Bank and/or Security Trustee and/or the Swap Banks shall be deemed to be given, and shall take effect, when received in full legible form by the Agent at the address and/or the fax number address appearing below (or at any such other address or fax number as the Agent may hereafter specify for such purpose to the Borrower and the other Lenders by notice in writing);

Address	Gerhart-Hauptmann-Platz 50 D-20095 Hamburg Germany
Fax no:	+ 4940 3333 34118
Attn:	Shipping, Greek clients

17.2.4

subject to clause 17.2.5 and 17.3, notices to a Lender shall be deemed to be given and shall take effect when received in full legible form by such Lender at its address and/or fax number specified in schedule 1 or in any relevant Transfer Certificate (or at any other address or fax number as such Lender may hereafter specify for such purpose to the other Banks); and

17.2.5

if under clause 17.2.1 or clause 17.2.3 a notice would be deemed to have been given and effective on a day which is not a working day in the place of receipt or is outside the normal business hours in the place of receipt, the notice shall be deemed to have been given and to have taken effect at the opening of business on the next working day in such place.

17.3	Electronic Communication
17.3.1	Any communication to be made by and/or between the Banks or any of them and the Security Parties or any of them under or in connection with the Security Documents or any of them may be made by electronic mail or other electronic means, if and provided that all such parties:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and
(ii)	notify each other of any change to their electronic mail address or any other such information supplied by them.
17.3.2

Any electronic communication made by and/or between the Banks or any of them and the Security Parties or any of them will be effective only when actually received in readable form and, in the case of any electronic communication made by the Borrower or the Lenders to the Agent, only if it is addressed in such manner as the Agent shall specify for this purpose

17.4	Notices through the Agent

Every notice under this Agreement or (unless otherwise provided therein) any other Security Document to be given by the Borrower to any other party, shall be given to the Agent for onward transmission as appropriate and every notice under this Agreement to be given to the Borrower shall (except otherwise provided in the Security Documents) be given to the Borrower by the Agent.

18	GOVERNING LAW

This Agreement is governed by and shall be construed in accordance with English law.

19	JURISDICTION
19.1	Exclusive Jurisdiction

For the benefit of the Banks, and subject to clause 19.4 below, the Borrower hereby irrevocably agrees that the courts of England shall have exclusive jurisdiction:

19.1.1

to settle any disputes or other matters whatsoever arising under or in connection with this Agreement and any disputes or other such matters arising in connection with the negotiation, validity or enforceability of this Agreement or any part thereof, whether the alleged liability shall arise under the laws of England or under the laws of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts; and

19.1.2	to grant interim remedies or other provisional or protective relief.
19.2	Submission and service of process

The Borrower accordingly irrevocably and unconditionally submits to the jurisdiction of the English courts. Without prejudice to any other mode of service the Borrower:

19.2.1

irrevocably empowers and appoints HFW Nominees Ltd at present of Marlow House, Lloyds Avenue, London EC3N 3AL, England as its agent to receive and accept on its behalf any process or other document relating to any proceedings before the English courts in connection with this Agreement;

19.2.2	agrees to maintain such an agent for service of process in England from the date hereof until the end of the Facility Period;
19.2.3	agrees that failure by a process agent to notify the Borrower of service of process will not invalidate the proceedings concerned;
19.2.4

without prejudice to the effectiveness of service of process on its agent under clause 19.2.1 above but as an alternative method, consents to the service of process relating to any such proceedings by mailing or delivering a copy of the process to its address for the time being applying under clause 17.2;

19.2.5

agrees that if the appointment of any person mentioned in clause 19.2.1 ceases to be effective, the Borrower shall immediately appoint a further person in England to accept service of process on its behalf in England and, failing such appointment within seven (7) days the Lender shall thereupon be entitled and is hereby irrevocably authorised by the Borrower in those circumstances to appoint such person by notice to the Borrower.

19.3	Forum non conveniens and enforcement abroad

The Borrower:

19.3.1

waives any right and agrees not to apply to the English court or other court in any jurisdiction whatsoever to stay or strike out any proceedings commenced in England on the ground that England is an inappropriate forum and/or that Proceedings have been or will be started in any other jurisdiction in connection with any dispute or related matter falling within clause 19.1; and

19.3.2

agrees that a judgment or order of an English court in a dispute or other matter falling within clause 19.1 shall be conclusive and binding on the Borrower and may be enforced against it in the courts of any other jurisdiction.

19.4	Right of Lender, but not Borrower, to bring proceedings in any other jurisdiction
19.4.1

Nothing in this clause 19 limits the right of any Lender to bring Proceedings, including third party proceedings, against any one or more Borrower, or to apply for interim remedies, in connection with this Agreement in any other court and/or concurrently in more than one jurisdiction;

19.4.2

the obtaining by any Lender of judgment in one jurisdiction shall not prevent such Lender from bringing or continuing proceedings in any other jurisdiction, whether or not these shall be founded on the same cause of action.

19.5	Enforceability despite invalidity of Agreement

Without prejudice to the generality of clause 13.9, the jurisdiction agreement contained in this clause 19 shall be severable from the rest of this Agreement and shall remain valid, binding and in full force and shall continue to apply notwithstanding this Agreement or any part thereof being held to be avoided, rescinded, terminated, discharged, frustrated, invalid, unenforceable, illegal and/or otherwise of no effect for any reason.

19.6	Effect in relation to claims by and against non-parties
19.6.1

For the purpose of this clause “Foreign Proceedings” shall mean any Proceedings except proceedings brought or pursued in England arising out of or in connection with (i) or in any way related to any of the Security Documents or any assets subject thereto or (ii) any action of any kind whatsoever taken by any Bank pursuant thereto or which would, if brought by any one or more of the Borrower against the Lender, have been required to be brought in the English courts;

19.6.2

no Borrower shall bring or pursue any Foreign Proceedings against any Bank and shall use its best endeavours to prevent persons not party to this Agreement from bringing or pursuing any Foreign Proceedings against any Bank;

19.6.3

If, for any reason whatsoever, any Security Party and/or any person connected howsoever with any Security Party (including but not limited to any shareholder of the Borrower) brings or pursues against any Bank any Foreign Proceedings, the Borrower shall indemnify such Bank on demand in respect of any and all claims, losses, damages, demands, causes of action, liabilities, costs and expenses (including, but not limited to, legal costs) of whatsoever nature howsoever arising from or in connection with such Foreign Proceedings which such Bank (or the Agent on its behalf) certifies as having been incurred by it;

the Banks and the Borrower hereby agree and declare that the benefit of this clause 19 shall extend to and may be enforced by any officer, employee, agent or business associate of any of the Banks against whom the Borrower brings a claim in connection howsoever with any of the Security Documents or any assets subject thereto or any action of any kind whatsoever taken by, or on behalf of or for the purported benefit of any Bank pursuant thereto or which, if it were brought against the Lender, would fall within the material scope of clause 19.1. In those circumstances this clause 19 shall be read and construed as if references to any Bank were references to such officer, employee, agent or business associate, as the case may be.

Schedule 1

The Lenders and their Commitments

Part 1 Loan Facility

Name	Address and fax number	Original Commitment (USD)	Percentage of Total Commitment
HSH Nordbank AG	Lending Office Gerhart-Hauptmann-Platz 50 D-20095 Hamburg Germany Address for Notices As above Fax: +4940 3333 34118 Attn: Shipping, Greek clients	USD 210,000,000	75%
Commerzbank AG	Lending Office	USD 70,000,000	25%
	Ness 7-9 20457 Hamburg Germany Address for Notices As above Fax: +4940 3683 4068 Attn: C. Ringleben
	Total Commitment	USD 280,000,000	100%

Part 2 Revolving Facility

Name	Address and fax number	Original Commitment (USD)	Percentage of Total Commitment
HSH Nordbank AG	Lending Office Gerhart-Hauptmann-Platz 50 D-20095 Hamburg Germany Address for Notices As above Fax: +4940 3333 34118 Attn: Shipping, Greek clients	USD 90,000,000	75%
Commerzbank AG	Lending Office Ness 7-9 20457 Hamburg Germany Address for Notices As above Fax: +4940 3683 4068 Attn: C.Ringleben	USD 30,000,000	25%
	Total Commitment	USD 120,000,000	100%

Schedule 2

Vessels

Vessels	Description	Owner
NAVIOS ACHILLES	a Greek flag Ultra Handymax bulk carrier of approx 52,063 dwt, built 2001	Achilles Shipping Corporation
NAVIOS APOLLON	a Greek flag Ultra Handymax bulk carrier of approx 52,073 dwt, built 2000	Apollon Shipping Corporation
NAVIOS ARC	a Panamanian flag Ultra Handymax bulk carrier of approx 53,514 dwt, built 2003	Arc Shipping Corporation
NAVIOS HERAKLES	a Greek flag Ultra Handymax bulk carrier of approx 52,061 dwt, built 2001	Herakles Shipping Corporation
NAVIOS HIOS	a Greek flag Ultra Handymax bulk carrier of approx 55,080 dwt, built 2003	Hios Shipping Corporation
NAVIOS HORIZON	a Panamanian flag Ultra Handymax bulk carrier of approx 50,346 dwt, built 2001	Horizon Shipping Enterprises Corporation
NAVIOS IONIAN	A Greek flag Ultra Handymax bulk carrier of approx 52,068 dwt, built 2000	Ionian Shipping Corporation
NAVIOS KYPROS	A Greek flag Ultra Handymax bulk of approx 55,080 dwt, built 2003	Kypros Shipping Corporation
NAVIOS MERCATOR	a Panamanian flag Ultra Handymax bulk carrier of approx 53,553 dwt, built 2002	Mercator Shipping Corporation
NAVIOS MERIDIAN	a Panamanian flag Ultra Handymax bulk carrier of approx 50,316 dwt, built 2002	Meridian Shipping Enterprises Inc.
NAVIOS ALEGRIA	a Panamanian flag Panamax bulk carrier of approx 76,466 dwt, built 2004	Alegria Shipping Corporation

NAVIOS FELICITY	a Panamanian flag Panamax bulk carrier of approx 73,867 dwt, built 1997	Felicity Shipping Corporation
NAVIOS GALAXY I	a Panamanian flag Panamax bulk carrier of approx 74,195 dwt, built 2001	Galaxy Shipping Corporation
NAVIOS GEMINI S	a Panamanian flag Panamax Fleet bulk of approx 68,636 dwt, built 1994	Gemini Shipping Corporation
NAVIOS LIBRA II	a Panamanian flag Panamax bulk carrier of approx 70,136 dwt, built 1995	Libra Shipping Enterprises Corporation
NAVIOS MAGELLAN	a Panamanian flag Panamax Fleet bulk of approx 74,333 dwt, built 2000	Magellan Shipping Corporation
NAVIOS HYPERION	a Panamanian flag Panamax bulk carrier of approx 75,707 dwt, built 2004	Hyperion Enterprises Inc.
NAVIOS STAR	a Panamanian flag Panamax bulk carrier of approx 76,662 dwt, built 2002	Star Maritime Enterprises Corporation

Schedule 3

Form of Drawdown Notice

To:	HSH Nordbank AG (as Agent)

[●] 2007

Dear Sirs

Re:

Facility agreement dated [    ] February 2007 in respect of a loan of USD280,000,000 and a revolving credit facility of up to USD120,000,000 (the “Loan Agreement”) made between (1) Navios Maritime Holdings Inc. as Borrower, (2) HSH Nordbank AG and Commerzbank AG as Lenders, (3) HSH Nordbank AG as Joint-Arranger, Book Runner, Agent, Account Bank and Security Trustee and (4) Commerzbank AG as Joint-Arranger.

We refer to the Loan Agreement. Words and expressions whose meanings are defined therein shall have the same meanings when used herein.

We hereby give you notice that we wish to draw the sum of USD [                                       ] on [date] 2007 in respect of the [Loan] [Revolving] Facility for payment to [    ] and select a first Interest Period in respect of such drawing of [●] months. The funds should be credited to [    ] with [    ] .

We confirm that:

(a)	no Default has occurred;
(b)	the representations and warranties contained in clause 7 of the Loan Agreement are true and correct at the date hereof as if made with respect to the facts and circumstances existing at such date;
(c)

the borrowing to be effected by the drawdown of such Advance will be within our corporate powers, has been validly authorised by appropriate corporate action and will not cause any limit on our borrowings (whether imposed by statute, regulation, agreement or otherwise howsoever) to be exceeded;

(d)

there has been no material adverse change in our financial position or in the combined financial position of the Group from that described by us to the Banks or any of them in the negotiation of the Loan Agreement and/or in any documents or statements already delivered to the Agent in connection therewith; and

(e)	there are no Required Authorisations.

By
Authorised Signatory NAVIOS MARITIME HOLDINGS INC.

Schedule 4

Conditions precedent

Part 1

(referred to in clause 9.1)

(a)	Corporate documents

Certified Copies of all documents which evidence or relate to the constitution of each Security Party and its current corporate existence;

(b)	Corporate authorities
(i)

Certified Copies of resolutions of the directors of each Security Party approving such of the Security Documents to which such Security Party is a party and authorising the execution and delivery thereof and performance of such Security Party’s obligations thereunder, additionally certified by an officer of such Security Party as having been duly passed at a duly convened meeting of the directors of such Security Party and not having been amended, modified or revoked and being in full force and effect; and

(ii)	originals or Certified Copies of any powers of attorney issued by any Security Party pursuant to such resolutions;
(c)	Required Authorisations

a certificate (dated no earlier than 5 Banking Days prior to the first Drawdown Date) that there are no Required Authorisations or that there are no Required Authorisations except those described in such certificate and Certified Copies of which as duly executed (including any conditions and/or documents ancillary thereto) are appended thereto.

(d)	Certificate of incumbency

a list of directors and officers of each Security Party specifying the names and positions of such persons, certified by an officer of such Security Party to be true, complete and up to date;

(e)	Copies of Underlying Documents

a Certified Copy of each Management Agreement, any Existing Charter and all ISM Code Documentation for each Vessel (other than “NAVIOS HYPERION”);

(f)	Master Agreements

the Master Agreements, duly executed and delivered;

(g)	Valuations

made at the cost of the Borrower by an Approved Broker not more than 15 days or less than 5 Banking Days prior to the first Drawdown Date, giving the charter-free values of all of the Vessels (other than the “NAVIOS HYPERION”) in scope, form and substance acceptable to the Lenders;

(h)	Fees

evidence that such fees as are due and payable on the Execution Date and on the first Drawdown Date have been or as the case may be, will have been paid in full; and

(i)	Borrower’s process agent

a letter from the Borrower’s agent for receipt of service of proceedings referred to in clause 19.2.1 accepting its appointment under the said clause and under each of the other Security Documents in which it is or is to be appointed as the agent for any Security Party.

Part 2

(a)	Evidence satisfactory to the Lenders that each Vessel (other than the “NAVIOS HYPERION”):
(i)	Registration and Encumbrances

is registered in the name of the relevant Owner through the Registry under the laws and flag of the Flag State and that the relevant Vessel and her Earnings, Insurances and Requisition Compensation (as defined in the relevant Mortgage) and any Existing Charter are free of Encumbrances except Permitted Encumbrances (such evidence to include relevant certificates issued by the Flag State and results of searches carried out against the said Registry by the Agent or its lawyers);

(ii)	Classification

maintains the Classification free of all requirements and recommendations of the Classification Society; and

(iii)	Insurance

is insured in accordance with the provisions of the relevant Ship Security Documents and all requirements of such Ship Security Documents in respect of such insurance have been complied with (including without limitation, receipt by the Agent of customary brokers’ letters of undertaking regarding the placing of hull and machinery and war risks cover and confirmation from the protection and indemnity association or other insurer with which the relevant Vessel is entered for insurance or insured against protection and indemnity risks, that any necessary declarations required by the association or insurer for the removal of any oil pollution exclusion have been made and that any such exclusion does not apply to the relevant Vessel);

(b)	Security Documents

(other than the documents required to be delivered pursuant to part 3 item (b)) the Guarantees, the Mortgages, the Master Agreement Security Deed, the Earnings Account

Pledge, the Retention Account Pledge, the General Assignments, Managers’ Undertakings and Charter Assignments duly executed and delivered;

(c)	Notices of assignment and acknowledgements

counterpart originals of duly executed notices of assignment required by the terms of the Security Documents and in the forms prescribed by the Security Documents and any other documents required to be delivered pursuant thereto;

(d)	Mortgage registration

evidence that each Mortgage (other than in respect of “NAVIOS HYPERION”) has been duly registered against the relevant Vessel in accordance with the laws of the relevant Flag State;

(e)	Bank accounts

evidence that Earnings Account and the Retention Account have been opened and duly completed mandates in relation thereto have been delivered to the Account Bank;

(f)	Laws of Greece: opinion

an opinion of Messrs Sioufas, special legal advisers in Greece to the Banks;

(g)	Laws of the Marshall Islands: opinion

an opinion of Messrs Cozen O’Connor, special legal advisers in New York to the Banks;

(h)	Laws of Panama

an opinion of Messrs Patton, Moreno & Asvat, special legal advisers in Panama to the Banks;

(i)	Further opinions

any such further opinions as may be required by the Agent;

(j)	Registration forms

such statutory forms duly signed by the Security Parties as may be required by the Agent to perfect the security contemplated by the relevant Security Documents, including, but not limited to, any UCC-1 Financing Statements as the Agent may consider necessary to be filed in the Connecticut and Washington DC;

(k)	ISPS Code

evidence satisfactory to the Agent that each Vessel (other than “NAVIOS HYPERION”) is subject to a ship security plan which complies with the ISPS Code and (ii) a copy of the ISSC for such Vessel;

(l)	Manager’s confirmation

written confirmation addressed by the Technical Manager to the Agent that the representations and warranties set out in clause 7.1.20 (Environmental Matters) and clause 7.1.21 (ISM Code) are true and correct;

(m)	Insurance Report

a written report from a maritime insurance consultant or broker acceptable to the Lenders in a form and content acceptable to the Lenders in respect of the insurances on each of the Vessels (other than “NAVIOS HYPERION”), which report shall certify that such insurances are placed through or with insurance brokers and clubs, in amounts, covering risks and on terms acceptable to the Majority Lenders and that the same are in accordance with the terms of the Mortgages in respect of such Vessels;

(n)	Fees and commissions

evidence that all fees and commissions due and payable have been paid in full;

(o)	Survey

a survey report in respect of such of the Vessels as the Arrangers may require, to be prepared at the cost of the Borrower by a marine surveyor or surveyors acceptable to the Arrangers, in form, substance and scope acceptable to the Arrangers;

(p)	Existing Loan Agreement

evidence acceptable to the Agent that there are no amounts due and payable to any bank under or in respect of the Existing Loan Agreement.

Part 3

(a)	Evidence satisfactory to the Lenders that “NAVIOS HYPERION”:
(i)	Purchase

has been unconditionally delivered by the Seller to, and accepted by, Hyperion under the MOA, and the full purchase price payable under the MOA (in addition to the part to be financed by the Loan Advance B) has been duly paid, together with a copy of the bill of sale and protocol of delivery and acceptance relating thereto;

(ii)	Registration and Encumbrances

is registered in the name of Hyperion through the Registry under the laws and flag of the Flag State and that she and her Earnings, Insurances and Requisition Compensation (as defined in the relevant Mortgage) and any Existing Charter are free of Encumbrances except Permitted Encumbrances (such evidence to include relevant certificates issued by the Flag State and results of searches carried out against the said Registry by the Agent or its lawyers);

(ii)	Classification

maintains the Classification free of all requirements and recommendations of the Classification Society; and

(iii)	Insurance

is insured in accordance with the provisions of the relevant Ship Security Documents and all requirements of such Ship Security Documents in respect of such insurance have been complied with (including without limitation, receipt by the Agent of customary brokers’ letters of undertaking regarding the placing of hull and machinery and war risks cover and confirmation from the protection and indemnity association or other insurer with which “NAVIOS HYPERION” is entered for insurance or insured against protection and indemnity risks, that any necessary declarations required by the association or insurer for the removal of any oil pollution exclusion have been made and that any such exclusion does not apply to her);

(b)	Security Documents

the Guarantee from Hyperion, the Mortgage over “NAVIOS HYPERION”, the General Assignment, Managers’ Undertakings and (if any) Charter Assignment in respect of “NAVIOS HYPERION” duly executed and delivered;

(c)	Notices of assignment and acknowledgements

counterpart originals of duly executed notices of assignment required by the terms of the Security Documents referred to in (b) above and in the forms prescribed by these Security Documents and any other documents required to be delivered pursuant thereto;

(d)	Mortgage registration

evidence that the Mortgage in respect of “NAVIOS HYPERION” has been duly registered against her in accordance with the laws of the relevant Flag State;

(e)	Laws of the Marshall Islands: opinion

an opinion of Messrs Cozen O’Connor, special legal advisers in New York to the Banks;

(f)	Further opinions

any such further opinions as may be required by the Agent;

(g)	Registration forms

such statutory forms duly signed by the Security Parties as may be required by the Agent to perfect the security contemplated by the relevant Security Documents, including, but not limited to, any UCC-1 Financing Statements as the Agent may consider necessary to be filed in the Connecticut and Washington DC;

(h)	ISPS Code

evidence satisfactory to the Agent that “NAVIOS HYPERION” is subject to a ship security plan which complies with the ISPS Code and (ii) a copy of the ISSC for such Vessel;

(i)	Manager’s confirmation

written confirmation addressed by the Technical Manager to the Agent that the representations and warranties set out in clause 7.1.20 (Environmental Matters) and clause 7.1.21 (ISM Code) are true and correct;

(j)	Insurance Report

a written report from a maritime insurance consultant or broker acceptable to the Lenders in a form and content acceptable to the Lenders in respect of the insurances on “NAVIOS HYPERION”, which report shall certify that such insurances are placed through or with insurance brokers and clubs, in amounts, covering risks and on terms acceptable to the Majority Lenders and that the same are in accordance with the terms of the Mortgage in respect of such Vessel;

(k)	Valuations

a valuation of “NAVIOS HYPERION” prepared at the cost of the Borrower by an Approved Broker not more than 3 months prior to the relevant Drawdown Date and to be provided to the Agent no more than 10 or fewer than 5 Banking Days prior to the relevant Drawdown Date, giving her charter-fee value in scope and form and substance acceptable to the Lenders;

(l)	Fees and commissions

evidence that all fees and commissions due and payable have been paid in full; and

(m)	Survey

a survey report in respect of “NAVIOS HYPERION” to be prepared at the cost of the Borrower by a marine surveyor or surveyors acceptable to the Arrangers, in form, substance and scope acceptable to the arrangers.

Part 4

(a)	All of the evidence and documents required to be delivered pursuant to parts 1 and 2 above;
(b)

Valuations prepared at the cost of the Borrower made by an Approved Broker not more than 3 months prior to the relevant Drawdown Date and to be provided to the Agent no more than 10 or fewer than 5 Banking Days prior to the relevant Drawdown Date, giving the charter-fee values of all the Mortgaged Vessels, in scope and form and substance acceptable to the Lenders.

Schedule 5

Form of Transfer Certificate

(referred to in clause 15.3)

TRANSFER CERTIFICATE

Lenders are advised not to employ Transfer Certificates or otherwise to assign or transfer interests in the Loan Agreement without further ensuring that the transaction complies with all applicable laws and regulations, including the Financial Services and Markets Act 2000 and regulations made thereunder and similar statutes which may be in force in other jurisdictions

To:      HSH Nordbank AG as Agent on its own behalf and on behalf of the Borrower, the Lenders, the Swap Banks, the Account Bank, the Security Trustee and the Arrangers as defined in the Loan Agreement referred to below.

[Date]

Attention:	[●]

This certificate (“Transfer Certificate”) relates to a USD 400,000,000 revolving and term loan credit facility agreement dated [    ] February 2007 (the “Loan Agreement”) made between (1) Navios Maritime Holdings Inc. (as Borrower) , (2) HSH Nordbank AG and Commerzbank AG (as Lenders), (3) HSH Nordbank AG (as Swap Bank, Joint-Arranger, Agent, Account Bank and Security Trustee) and (4) Commerzbank AG (as Swap Bank and as Joint-Arranger). Words and expressions defined in the Loan Agreement shall, unless otherwise defined herein, have the same meanings when used in this Certificate.

In this Certificate:

the “Transferor” means [full name] of [lending office]; and

the “Transferee” means [full name] of [lending office].

1.

The Transferor with full title guarantee assigns to the Transferee absolutely all rights and interests (present, future or contingent) which the Transferor has as a Lender under or by virtue of the Loan Agreement and all the other Security Documents in relation to [●] per centum ([●]%) of the [Contribution] [Commitment] of the Transferor (or its predecessors in title).

2.

By virtue of this Transfer Certificate and clause 15 of the Loan Agreement, the Transferor is discharged [entirely from its [Contribution] [Commitment] in respect of the [Revolving] Loan, which amounts to USD [●]] [from [●] per centum ([●]%) of its [Contribution] [Commitment] in respect of the [Revolving] Loan and the Transferee assumes all obligations in respect thereof.

3.	The Transferee hereby requests the Agent (on behalf of itself, the Borrower, the Account Bank, the Swap Banks the Security Trustee, the Arrangers and the Lenders) to accept the executed copies of this Transfer Certificate as being delivered pursuant to and for the purposes of clause 15.3 of the Loan Agreement so as to take effect in accordance with the terms thereof on [date of transfer].

4.	The Transferee:
4.1

confirms that it has received a copy of the Loan Agreement and the other Security Documents together with such other documents and information as it has required in connection with the transaction contemplated thereby;

4.2

confirms that it has not relied and will not hereafter rely on the Transferor, the Agent, the Account Bank, the Arrangers, the Lenders or the Security Trustee to check or enquire on its behalf into the legality, validity, effectiveness, adequacy, accuracy or completeness of the Loan Agreement, any of the Security Documents or any such documents or information;

4.3

agrees that it has not relied and will not rely on the Transferor or any of the Banks to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower, or any other Security Party (save as otherwise expressly provided therein);

4.4

warrants that it has power and authority to become a party to the Loan Agreement and has taken all necessary action to authorise execution of this Transfer Certificate and to obtain all necessary approvals and consents to the assumption of its obligations under the Security Documents; and

4.5

if not already a Lender, appoints (i) the Agent to act as its agent and (ii) the Security Trustee to act as its Security Trustee and trustee, as provided in the Security Documents and agrees to be bound by the terms of all of the Security Documents.

5.	The Transferor:
5.1	warrants to the Transferee that it has full power to enter into this Transfer Certificate and has taken all corporate action necessary to authorise it to do so;
5.2

warrants to the Transferee that this Transfer Certificate is binding on the Transferor under the laws of England, the country in which the Transferor is incorporated and the country in which its lending office is located; and

5.3

agrees that it will, at its own expense, execute any documents which the Transferee reasonably requests for perfecting in any relevant jurisdiction the Transferee’s title under this Transfer Certificate or for a similar purpose.

6.

The Transferee hereby undertakes with the Transferor and each of the other parties to each of the Security Documents that it will perform in accordance with its terms all those obligations which by the terms of the Loan Agreement and the other Security Documents will be assumed by it after delivery of the executed copies of this Transfer Certificate to the Agent and satisfaction of the conditions (if any) subject to which this Transfer Certificate is expressed to take effect.

7.

By execution of this Transfer Certificate on their behalf by the Agent and in reliance upon the representations and warranties of the Transferee, the Borrower and each of the Banks accept the Transferee as a party to the Security Documents with respect to all those rights and/or obligations which by the terms of the Security Documents will be assumed by the Transferee (including without limitation those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Agent, the Account Bank, the Arrangers and the Security Trustee as provided by the Loan Agreement) after delivery of the executed copies of this Transfer Certificate to the Agent and satisfaction of the conditions (if any) subject to which this Transfer Certificate is expressed to take effect.

8.	None of the Transferor or the Banks:
8.1

makes any representation or warranty nor assumes any responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of any of the Security Documents or any document relating thereto; or

8.2

assumes any responsibility for the financial condition of any Security Party or any party to any such other document or for the performance and observance by any Security Party or any party to any such other document (save as otherwise expressly provided therein) and any and all such conditions and warranties, whether express or implied by law or otherwise, are hereby excluded (except as aforesaid).

9.

The Transferor and the Transferee each undertake that they will on demand fully indemnify the Agent in respect of any claim, proceeding, liability or expense which relates to or results from this Transfer Certificate or any matter concerned with or arising out of it unless caused by the Agent’s gross negligence or wilful misconduct, as the case may be.

10.	The agreements and undertakings of the Transferee in this Transfer Certificate are given to and for the benefit of and made with each of the other parties to each of the Security Documents.
11.	This Transfer Certificate shall be governed by, and construed in accordance with, English law.

Transferor	Transferee
By:	By:

Dated:	Dated:

Agent

Agreed for and on behalf of itself as Agent, the Borrower, the Swap Banks, the Security Trustee, the Account Bank, the Arrangers and the Lenders.

[●]
By:

Dated:

NOTE:  The execution of this Transfer Certificate alone may not transfer a proportionate share of the Transferor’s interest in the security constituted by the Security Documents in the

Transferor’s or Transferee’s jurisdiction. It is the responsibility of the Transferee to ascertain whether any other documents are required to perfect a transfer of such a share in the Transferor’s interest in such security in any such jurisdiction and, if so, to seek appropriate advice and arrange for execution of the same.

The schedule

Contribution:	USD [●]
Commitment:	USD [●]
Portion Transferred:	[●]%

Administrative Details of Transferee

Name of Transferee:

Lending Office:

Contact Person:

(Loan Administration Department)

Telephone:

Telefax No:

Contact Person:

(Credit Administration Department)

Telephone:

Telefax No:

[Account for payments:]

Schedule 6

Form of Compliance Certificate

To: HSH Nordbank AG (as Agent)

From:

Date [ ] 200[ ]
Re:

USD 400,000,000 revolving and term loan facility agreement dated [    ] February 2007 (the “Loan Agreement”) made between (1) Navios Maritime Holdings Inc. (as Borrower), (2) HSH Nordbank AG and Commerzbank AG (as Lenders), (3) HSH Nordbank AG (as Swap Bank, Joint-Arranger, Agent, Account Bank and Security Trustee) and (4) Commerzbank AG (as Swap Bank and as Joint-Arranger).

Dear Sirs

We refer to the Loan Agreement. Words and expressions whose meanings are defined in the Loan Agreement shall have the same meanings when used herein.

We hereby confirm that [except as stated below] as at the date hereof to the best of our knowledge and belief after due inquiry:-

1.

all the Borrower’s undertakings in the Loan Agreement set out in clause 8 are being fully complied with and , in particular, the aggregate amount of Cash held in the Group is not less than USD 30,000,000;

2.	no Default has occurred;
3.

the representations set out in clause 7 of the Loan Agreement are true and accurate with reference to all facts and circumstances now existing and all Required Authorisations have been obtained and are in full force and effect.

[State any exceptions/qualifications to the above statements]

Yours faithfully

[	]

By________________________

[Chief Financial Officer : Navios Maritime Holdings Inc.]

[Chief Executive Officer : Navios Maritime Holdings Inc.]

[Director : Navios Maritime Holdings Inc.]

Schedule 7

Form of Trust Deed

THIS DECLARATION OF TRUST is made by HSH NORDBANK AG (the “Security Trustee”) on [●] February, 2007 and is supplemental to (and made pursuant to the terms of) a USD 400,000,000 facility agreement dated [    ] February, 2007 (the “Loan Agreement”) made between(1) Navios Maritime Holdings Inc. (as Borrower), (2) HSH Nordbank AG and Commerzbank AG (as Lenders), (3) HSH Nordbank AG (as Swap Bank, Joint-Arranger, Agent, Account Bank and Security Trustee) and (4) Commerzbank AG (as Swap Bank and Joint-Arranger). Words and expressions whose meanings are defined in the Loan Agreement shall have the same meanings when used in this Deed.

NOW THIS DEED WITNESSETH as follows:

(a)

The Security Trustee hereby acknowledges and declares that, from the date of this Deed, it holds and shall hold the Trust Property on trust from time to time and at all times for the other Banks on the terms and basis set out in the Loan Agreement.

(b)	The declaration and acknowledgement contained in paragraph 1 above shall be irrevocable.

IN WITNESS whereof the Security Trustee has executed this Deed the day and year first above written.

SIGNED, SEALED and DELIVERED	)
as a DEED	)
by	)	Authorised Signatory
and by	)
for and on behalf of	)
HSH NORDBANK AG	)
as Security Trustee	)	Authorised Signatory

Schedule 8

Indenture Excerpt

SCHEDULE 8

INDENTURE EXCERPT

SECTION 4.10 Incurrence of Indebtedness and Issuance of Disqualified stock and Preferred Stock.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company shall not issue any shares of Disqualified Stock and the Company shall not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Guarantor may incur Indebtedness (including Acquired Debt), issue shares of Disqualified Stock or issue shares of preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

(b) Section 4.10(a) shall not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Company or any Guarantor of Indebtedness and letters of credit under one or more Credit Facilities in an aggregate amount at any time outstanding under this clause (1) not to exceed $475.0 million, less the amount of Non-Recourse Debt outstanding under clause (16) below;

(2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence of the Notes on the Issue Date, the Note Guarantees and the Exchange Securities to be issued pursuant to the Registration Rights Agreement;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries and Permitted Refinancing Indebtedness in respect thereof, in an aggregate amount not to exceed at any time outstanding the greater of (A) $20.0 million and (B) 3.0% of Total Tangible Assets;

(5) Indebtedness of the Company or any of its Restricted Subsidiaries incurred to finance the replacement (through construction, acquisition, lease or otherwise) of one or more Vessels and any assets that shall become Related Assets, upon a total loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of such Vessel (collectively, a “Total Loss”) in an aggregate amount no greater than the ready for sea cost (as determined in good faith by the Company) for such replacement Vessel, in each case, less all compensation, damages and other payments (including insurance proceeds other than in respect of business interruption insurance) actually received by the Company or any of its Restricted Subsidiaries from any Person in connection with the Total Loss in excess of amounts actually used to repay Indebtedness secured by the Vessel subject to the Total Loss;

(6) Indebtedness of the Company or any Restricted Subsidiary incurred in relation to: (i) maintenance, repairs, refurbishments and replacements required to maintain the classification of any of the Vessels owned, leased, time chartered or bareboat chartered to or by the Company or any Restricted Subsidiary; (ii) drydocking of any of the Vessels owned or leased by the Company or any Restricted Subsidiary for maintenance, repair, refurbishment or replacement purposes in the ordinary course of business; and (iii) any expenditures which will or may be reasonably expected to be recoverable from insurance on such Vessels;

(7) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in respect of Indebtedness (other than intercompany Indebtedness) permitted to be incurred under Section 4.10(a) or Sections 4.10(b)(2), (b)(3), (b)(5), (b)(6), (b)(7) or (b)(14);

(8) the incurrence of Indebtedness by the Company owed to a Restricted Subsidiary and Indebtedness by any Restricted Subsidiary owed to the Company or any other Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Company or a Restricted Subsidiary, the Company or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (8);

(9) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Disqualified Stock or preferred stock; provided, however, that:

(A) any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(B) any sale or other transfer of any such Disqualified Stock or preferred stock to a Person that is neither the Company nor a Restricted Subsidiary of the Company;

shall be deemed, in each case, to constitute an issuance of such Disqualified Stock or preferred stock by such Restricted Subsidiary that is not permitted by this clause (9);

(10) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Hedging Obligations;

(11) the guarantee by the Company or any Guarantor of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this Section 4.10; provided that if the Indebtedness being guaranteed is contractually subordinated to the Notes or a Guarantee, then the guarantee shall be contractually subordinated to the same extent as the Indebtedness guaranteed;

(12) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, self-insurance obligations, bankers’ acceptances, or performance, completion, bid, appeal and surety bonds, in each case, in the ordinary course of business;

(13) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(14) Indebtedness, Disqualified Stock or preferred stock of (x) the Company or a Restricted Subsidiary incurred or issued to finance an acquisition or (y) a Person acquired by the Company or a Restricted Subsidiary or merged, consolidated, amalgamated or liquidated with or into a Restricted Subsidiary or the Company; provided, however, that after giving effect to such incurrence or issuance (and the related acquisition, merger, consolidation, amalgamation or liquidation), the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 1.75 to 1.0;

(15) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness consisting of guarantees, earn-outs, indemnities or obligations in respect of purchase price adjustments in connection with the disposition or acquisition of assets, including, without limitation, shares of Capital Stock;

(16) Non-Recourse Debt incurred by a Securitization Subsidiary in a Qualified Securitization Transaction;

(17) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit so long each such obligation is satisfied within 30 days of the incurrence thereof; and

(18) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred pursuant to this clause (18), not to exceed $25.0 million.

(c) For purposes of determining compliance with this Section 4.10, in the event that an item of proposed Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) of Section 4.10(b), or is entitled to be incurred pursuant to Section 4.10(a), the Company, in its sole discretion, may classify such item of Indebtedness, Disqualified Stock and preferred stock (or any portion thereof) on the date of its incurrence, or later reclassify, all or a portion of such item of Indebtedness, Disqualified Stock or preferred stock, in any manner that complies with this Section 4.10. Indebtedness under Credit Facilities outstanding on the Issue Date shall be deemed to have been incurred on such date in reliance on the exception provided by Section 4.10(b)(1), but thereafter may be reclassified in any manner that complies with this Section 4.10.

(d) The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, as the case may be, shall not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this Section 4.10; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

(e) The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value of such Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness;

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A) the Fair Market Value of such assets at the date of determination; and

(B) the amount of the Indebtedness of the other Person that is secured by such assets; and

(4) in respect of the Indebtedness incurred by a Securitization Subsidiary, the amount of Obligations outstanding under the legal documents entered into as part of a Qualified Securitization Transaction on any date of determination characterized as principal or that would be characterized as principal if such securitization were structured as a secured lending transaction rather than as a purchase.

(f) For purposes of determining compliance with this Section 4.10, (i) Acquired Debt shall be deemed to have been incurred by the Company or its Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary of the Company (or is merged into the Company or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be, (ii) the maximum amount of Indebtedness, Disqualified Stock or preferred stock that the Company and its Restricted Subsidiaries may incur pursuant to this Section 4.10 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, Disqualified Stock or preferred stock due solely to the result of fluctuations in the exchange rates of currencies and (iii) the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness permitted to be incurred under this covenant shall not be double counted.

(g) For purposes of determining compliance of any non-U.S. dollar-denominated Indebtedness with this Section 4.10, the amount outstanding under any U.S. dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall at all times be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness (in each case determined, if available, by the rate of exchange quoted by Reuters at 10:00 a.m. (New York time) on the date of determination for spot purchases of the non-U.S. dollar currency with U.S. dollars and otherwise in accordance with customary practice); provided, however, that if such Indebtedness is incurred to refinance other Indebtedness denominated in the same or different currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

SECTION 4.11 Limitations on Restricted Payments.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i) pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving the Company or any of its Restricted Subsidiaries) or to the holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (A) dividends or distributions payable in Qualified Equity Interests or (B) dividends or other payments or distributions payable to the Company or a Restricted Subsidiary of the Company);

(ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation) any Equity Interests of any direct or indirect parent of the Company;

(iii) make any voluntary or optional principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or any Guarantee (excluding any Indebtedness owed to and held by the Company or any of its Restricted Subsidiaries), other than (x) payments of principal at the Stated Maturity thereof and (y) payments, purchases, redemptions, defeasances or other acquisitions or retirements for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation or mandatory redemption, in each case, due within one year of the Stated Maturity thereof; or

(iv) make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a); and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of this Indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (8), (9), (10) and (14) of Section 4.11(b)), is not greater than the sum, without duplication, of:

(A) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from October 1, 2006 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(B) (i) 100% of the aggregate net cash proceeds and (ii) 100% of the Fair Market Value of the property and assets other than cash, in each case, received by the Company after the date of this Indenture as a contribution to its equity capital or from the issue or sale (other than to a Restricted Subsidiary of the Company) of Qualified Equity Interests, including upon the exercise of options or warrants, or from the issue or sale (other than to a Restricted Subsidiary of the Company) of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for Qualified Equity Interests, together with the aggregate cash and Cash Equivalents received by the Company or any of its Restricted Subsidiaries at the time of such conversion or exchange; plus

(C) to the extent that any Restricted Investment that was made after the date of this Indenture is sold or otherwise liquidated or repaid for cash or Cash Equivalents, the return of capital in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any); plus

(D) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the date of this Indenture or is merged into the Company or a Restricted Subsidiary or transfers all or substantially all its assets of the Company or a Restricted Subsidiary, the Fair Market Value of the Investment of the Company and its Restricted Subsidiaries in such Subsidiary (or the assets so transferred, if applicable) as of the date of such redesignation (other than to the extent of such Investment in such Unrestricted Subsidiary that was made as a Permitted Investment); plus

(E) any amount which previously treated as a Restricted Payment on account of any guarantee entered into by the Company or a Restricted Subsidiary upon the unconditional release of such guarantee.

(b) The preceding provisions shall not prohibit:

(1) the payment of any dividend or other distribution within 60 days after the date of declaration of the dividend or other distribution, if at the date of declaration such payment would have complied with the provisions of this Indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Company), including upon exercise of an option or warrant, of, Qualified Equity Interests or from the substantially concurrent contribution of equity capital with respect to Qualified Equity Interests to the Company; provided that the amount of any such net proceeds that are utilized for any such Restricted Payment shall be excluded from clause (3) of Section 4.11(a);

(3) the payment, defeasance, redemption, repurchase or other acquisition or retirement for value of Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the Notes or to any Guarantee with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or in exchange for Qualified Equity Interests;

(4) the payment of any dividend or other distribution (or, in the case of any partnership, limited liability company or similar entity, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis taking into account the relative preferences, if any, of the various classes of Equity Interests in such Restricted Subsidiary;

(5) the repurchase, redemption or other acquisition or retirement for value of any Qualified Equity Interests of the Company or any of its Restricted Subsidiaries held by any current or former officer, director, consultant or employee of the Company or any of its Restricted Subsidiaries (or Heirs or other permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any calendar year; provided, further, that such amount may be increased by an amount not to exceed:

(A) the cash proceeds from the sale of Qualified Equity Interests of the Company to directors, officers, employees or consultants of the Company or any of its Restricted Subsidiaries that occurs after the date of this Indenture (provided that the amount of such cash proceeds utilized for any such repurchase, redemption, acquisition or other retirement shall not increase the amount available for Restricted Payments under clause (3) of the immediately preceding paragraph); plus

(B) the cash proceeds of key-man life insurance policies received by the Company or any Restricted Subsidiary after the date of this Indenture;

provided that to the extent that any portion of the $3.0 million annual limit on such redemptions or repurchases is not utilized in any year, such unused portion may be carried forward and be utilized in one or more subsequent years;

(6) cancellation of Indebtedness owing to the Company from members of management of the Company in connection with a repurchase of Qualified Equity Interests of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement approved by the Board of Directors to the extent such Indebtedness was issued to such member of management as consideration for the purchase of the Qualified Equity Interests so repurchased;

(7) so long as no Default or Event of Default has occurred and is continuing or would result thereby, any dividend or distribution consisting of Equity Interests of an Unrestricted Subsidiary or the proceeds of the sale of Equity Interests of an Unrestricted Subsidiary;

(8) the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those options, warrants or other convertible securities and cash payments in lieu of the issuance of fractional shares in connection with the exercise of options, warrants or other convertible securities;

(9) so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends on Designated Preferred Stock in accordance with the certificate of designations therefor; provided that at the time of issuance of such Designated Preferred Stock, the Company would, after giving pro forma effect thereto as if such issuance had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a);

(10) so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with Section 4.10;

(11) payments made to purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the Notes or to any Guarantee (i) following the occurrence of a Change of Control, at a purchase price not greater than 101% of the outstanding principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to a Change of Control Offer set forth under Section 4.09 or (ii) with the Excess Proceeds of one or more Asset Sales, at a purchase price not greater than 100% of the principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to such Excess Proceeds pursuant to Section 4.13 to the extent that such subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control or Asset Sale;

(12) payments pursuant to clause (6) Section 4.14(b);

(13) so long as no payment Default or Event of Default has occurred and is continuing or would result thereby, the payment of cash dividends on the Company’s shares of common stock in the aggregate amount per fiscal quarter not to exceed $0.0666 per share for each share of common stock of the Company outstanding as of the one record date for dividends payable in respect of such fiscal quarter (as such amount shall be appropriately adjusted for any stock splits, stock dividends, reverse stock splits, stock consolidations and similar transactions); and

(14) other Restricted Payments in an aggregate amount not to exceed $20.0 million since the date of this Indenture.

The amount of all Restricted Payments (other than cash and Cash Equivalents) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

(c) For purposes of determining compliance with this covenant, in the event that a Restricted Payment permitted pursuant to this Section 4.11 or a Permitted Investment meets the criteria of more than one of the categories of Restricted Payment described in clauses

(1) through (14) above or one or more clauses of the definition of Permitted Investment, the Company shall be permitted to classify such Restricted Payment or Permitted Investment (or any portion thereof) on the date it is made, or later reclassify, all or a portion of such Restricted Payment or Permitted Investment, in any manner that complies with this covenant, and such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only one of such clauses of this Section 4.11 or of the definition of Permitted Investment.

SECTION 4.12 Limitations on Liens.

(a) The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness or any related guarantee, on any asset of the Company or any Restricted Subsidiary, whether owned on the Issue Date or thereafter acquired, except Permitted Liens, unless contemporaneously therewith:

(1) in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2) in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien (such Lien, the “Primary Lien”).

Notwithstanding the foregoing, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien under any of clauses (1), (3), (7), (16), (24) or (25) of the definition of “Permitted Liens” on any asset of the Company or any Restricted Subsidiary that secures obligations under any Indebtedness or any related guarantee, if such Lien is junior or subordinated in priority to any other Lien on such asset that secures obligations under any other Indebtedness or any related guarantee of the Company or any Restricted Subsidiary pursuant to an agreement which the Company or a Restricted Subsidiary is a party or the terms of which have been accepted, acknowledged or consented to by the Company or any Restricted Subsidiary in writing.

(b) Any Lien created for the benefit of the Holders pursuant to Section 4.12(a) shall automatically and unconditionally be released and discharged upon the release and discharge of the Primary Lien, without any further action on the part of any Person.

SECTION 4.15 Dividend and Other Payment Restrictions Affecting Subsidiaries.

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its Restricted Subsidiaries to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions shall not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements, including, without limitation, those governing Existing Indebtedness and Credit Facilities, as in effect on the date of this Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of this Indenture;

(2) this Indenture, the Notes and the Note Guarantees;

(3) applicable law, rules, regulations or order or governmental license, permit or concession;

(4) any instrument governing Indebtedness or Equity Interests of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Equity Interests were incurred or issued in connection with such acquisition to provide funds to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;

(5) customary provisions restricting assignments, subletting or other similar transfers in contracts, licenses and other agreements (including, without limitation, leases and agreements relating to intellectual property) entered into in the ordinary course of business;

(6) purchase money obligations and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary or an asset that restricts distributions by that Restricted Subsidiary or transfers of such asset pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens and agreements related thereto that were permitted to be incurred under the provisions of Section 4.12 that limit the right of the debtor to dispose of the assets or property subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property (including Capital Stock of any Person in which the Company has an Investment) in joint venture agreements, stockholder agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable in all material respects only to the assets or property that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of business;

(12) customary provisions restricting the disposition of real property interests set forth in any easements or other similar agreements or arrangements of the Company or any Restricted Subsidiary;

(13) provisions restricting the transfer of any Capital Stock of an Unrestricted Subsidiary;

(14) Indebtedness of a Restricted Subsidiary incurred subsequent to the date of this Indenture pursuant to the provisions of Section 4.10 (i) in respect of the subordination provisions, if any, of such Indebtedness, (ii) if the encumbrances and restrictions contained in any such Indebtedness taken as a whole are not materially less favorable to the Holders than the encumbrances and restrictions contained in this Indenture or that may be contained in any Credit Agreement in accordance with this covenant or (iii) if such encumbrance or restriction is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction shall not adversely affect in any material respect the Company’s ability to make principal or interest payments on the Notes as and when due or (y) such encumbrance or restriction applies only in the event of and during the continuance of a default under such Indebtedness; and

(15) Non-Recourse Debt or other encumbrances, restrictions or contractual requirements of a Securitization Subsidiary in connection with a

Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Subsidiary or the Securitization Assets that are subject to the Qualified Securitization Transaction.

ARTICLE FIVE

SUCCESSOR CORPORATION

SECTION 5.01 Mergers, Consolidations, Etc.

(a) The Company may not, directly or indirectly: (1) consolidate, amalgamate or merge with or into another Person (whether or not the Company is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Company is the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made (x) is a corporation, limited liability company, trust or limited partnership organized or existing under the laws an Eligible Jurisdiction and (y) assumes all the obligations of the Company under the Notes, this Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(3) either (a) the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made, shall, on the date of such transaction after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a) or (b) the Fixed Charge Coverage Ratio for the Company or such surviving Person determined in accordance with Section 4.10(a) shall be greater than the Fixed Charge Coverage Ratio test for the Company and its Restricted Subsidiaries immediately prior to such transaction.

In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person; provided that the foregoing shall not prohibit the chartering out of Vessels in the ordinary course of business.

For purposes of this Section 5.01, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

(b) The Company shall not permit any Guarantor to, directly or indirectly, consolidate, amalgamate or merge with or into another Person (whether or not such Guarantor is the surviving Person) unless:

(1) subject to the Note Guarantee release provisions of Section 4.16, such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company or a Guarantor) expressly assumes all the obligations of such Guarantor under the Note Guarantee of such Guarantor, this Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee; and

(2) immediately after such transaction, no Default or Event of Default exists.

(c) This Section 5.01 shall not apply to a merger of the Company, a Guarantor or a Wholly Owned Restricted Subsidiary of such Person with an Affiliate solely for the purpose, and with the effect, of reorganizing the Company, a Guarantor or a Wholly Owned Restricted Subsidiary, as the case may be, in an Eligible Jurisdiction. In addition, nothing in this Section 5.01 shall prohibit any Restricted Subsidiary from consolidating or amalgamating with, merging with or into or conveying, transferring or leasing, in one transaction or a series of transactions, all or substantially all of its assets to the Company or another Restricted Subsidiary or reconstituting itself in another jurisdiction for the purpose of reflagging a vessel.

Execution Pages

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

SIGNED as a deed by Anna Kalathakis	)	/s/ Anna Kalathakis
for and on behalf of	)
NAVIOS MARITIME HOLDINGS INC.	)
(as Borrower under and pursuant to	)
a power of attorney dated	)
25 January 2007) in the presence of	)
/s/ Robin Parry

SIGNED by Ronan Le Dû	)	/s/ Ronan LeDu
for and on behalf of	)
COMMERZBANK AG	)
(as a Lender) in the presence of	)
/s/ Robin Parry

SIGNED by Ronan Le Dû	)	/s/ Ronan LeDu
for and on behalf of	)
HSH NORDBANK AG	)
(as a Lender) in the presence of	)
/s/ Robin Parry

SIGNED by Ronan Le Dû	)	/s/ Ronan LeDu
for and on behalf of	)
HSH NORDBANK AG	)
(as a Swap Bank) in the presence of	)
/s/ Robin Parry

SIGNED by Ronan Le Dû	)	/s/ Ronan LeDu
for and on behalf of	)
HSH NORDBANK AG	)
(as Joint-Arranger, Agent, Account	)
Bank and Security Trustee))
in the presence of	)
/s/ Robin Parry

SIGNED by Ronan Le Dû	)	/s/ Ronan LeDu
for and on behalf of	)
COMMERZBANK AG	)
(as Joint-Arranger) in the presence of	)
/s/ Robin Parry

SIGNED by Ronan Le Dû	)	/s/ Ronan LeDu
for and on behalf of	)
COMMERZBANK AG	)
(as Swap Bank) in the presence of	)
/s/ Robin Parry

ROBIN PARRY Ince & Co Akti Miaouli 47-49 Piraeus 185 36 Greece